Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

UPBOUND GROUP, INC.,

FORTUNA MERGER SUB, INC.,

BRIDGE IT, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,
solely in its capacity as the Representative

December 12, 2024

Table of Contents

i

INDEX OF ANNEXES AND EXHIBITS

Annex A	Key Employees
Annex B	Earnout Definitions
Annex C	Earnout Principles
Annex D	Adjusted Earnout Payout Schedule

Exhibit A	Form of Restricted Stock Agreement
Exhibit B	Form of Certificate of Merger
Exhibit C	Form of Exchange Agent Agreement
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Amended and Restated Certificate of Incorporation
Exhibit F	Form of Amended and Restated Bylaws
Exhibit G	Sample Allocation Certificate
Exhibit H	Sample EBITDA Calculation
Exhibit I	Synergy Support Plan
Exhibit J	Form of Escrow Agreement
Exhibit K	Sample Net Working Capital Calculation
Exhibit L	Form of Suitability Documentation
Exhibit M	Form of Registration Rights Agreement
Exhibit N	Form of SAFE Surrender Agreement
Exhibit O	Form of Stockholder Consent

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 12, 2024, is made by and among Upbound Group, Inc., a Delaware corporation (“Parent”), Fortuna Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), Bridge IT, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Company Securityholders (the “Representative”). Parent, Merger Sub and the Company, and, solely in its capacity as the representative for the Company Securityholders and solely to the extent applicable, the Representative, are referred to herein from time to time as a “Party” and collectively as the “Parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article VIII.

WHEREAS, Company, Parent and Merger Sub intend to effect a merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”), and the board of directors of Parent (on its own behalf and as the sole stockholder of Merger Sub) and Merger Sub have each (a) determined that the Merger is fair, advisable and in the best interests of their respective companies and shareholders and (b) approved this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, the Company Board has determined to recommend to the stockholders of the Company the approval and adoption of this Agreement and the Transactions, including the Merger;

WHEREAS, immediately following the execution and delivery of this Agreement, the Company shall deliver, or cause to be delivered, to Parent an executed irrevocable stockholder written consent in the form attached hereto as Exhibit O (the “Stockholder Consent”), in accordance with and pursuant to Section 228 of the DGCL, executed, adopted, dated and delivered by the Company Shareholders holding more than a number of outstanding shares of the Company Stock sufficient to provide the Required Company Stockholder Approval and which Stockholder Consent shall be deemed to constitute the Required Company Stockholder Approval, as and when delivered by the Company; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement for Parent and Merger Sub to enter into this Agreement, each of the individuals listed on Annex A to this Agreement (the “Key Employees”) has entered into (i) an employment agreement with Parent or a Subsidiary (each, an “Employment Agreement”) and (ii) a restricted stock agreement in the form attached hereto as Exhibit A (the “Restricted Stock Agreements”) with respect to the shares of Parent Common Stock issuable to such Key Employee in connection with the Transactions, which shall become effective at the Effective Time.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I

THE MERGER

Section 1.1       The Merger.

(a)            Upon the terms and subject to the conditions hereof, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall merge with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall be continue as the surviving corporation of the Merger (the “Surviving Corporation”).

(b)            At the Closing (as defined below), the Company and Merger Sub shall cause a certificate of merger substantially in the form of Exhibit B hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware in accordance with the DGCL or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (such effective time, other than for accounting purposes, the “Effective Time”).

(c)            From and after the Effective Time, the Surviving Corporation shall succeed to all the assets, rights, privileges, immunities, powers and franchises of and be subject to all of the Liabilities, restrictions, and duties of the Company and Merger Sub, all as provided under the DGCL.

Section 1.2       Effect on Company Stock and Merger Sub Common Stock.

(a)            Generally. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of Company Stock (other than Excluded Shares, Unvested Common Shares and Dissenting Shares) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive an amount equal to the Closing Per Share Consideration and Subsequent Payment Per Share Consideration (if and to the extent any Subsequent Payment is due and payable pursuant to the terms hereof), upon the terms set forth in this Agreement, subject to the delivery of the Letter of Transmittal, all in the manner and the form of consideration provided in Section 1.5.

(b)            Excluded Shares. Each share of Company Stock, if any, held immediately prior to the Effective Time by the Company, Parent or Merger Sub shall be canceled and no payment shall be made with respect thereto (the “Excluded Shares”).

(c)            Merger Sub Common Stock. Each share of common stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 1.3             Effect on Options.

(a)            Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or of any Company Securityholder, each Option that is outstanding immediately prior to the Effective Time that is not an In-the-Money Option shall automatically be canceled and extinguished, no longer be outstanding and cease to represent the right to acquire shares of Company Common Stock or any other form of consideration, without any payment therefor.

(b)            Vested In-the-Money Options and Vested Phantom Awards. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or of any Company Securityholder, each (x) In-the-Money Option vested immediately prior to the Effective Time and without giving effect to any acceleration of vesting set forth herein (each such In-the-Money Option, a “Vested Option”) and (y) the portion of any Phantom Award that would constitute a Vested Option with respect to the promised Options related to such Phantom Award, if such promised Options were granted when promised (each such Phantom Award, a “Vested Phantom Award”) shall be cancelled and converted automatically into the right to receive an amount with respect to each share of Company Common Stock subject thereto, equal to: (i) the excess, if any, of the Closing Per Share Consideration for each share of Company Common Stock issuable upon the exercise in full of such Vested Option or Vested Phantom Award over the per share exercise price of such Vested Option or Vested Phantom Award, and (ii) the Subsequent Payment Per Share Consideration, all in the manner and the form of consideration provided in Section 1.5. As a condition to payment of any amount owed to holders of Vested Options or Vested Phantom Awards, each such holder must have first delivered to the Exchange Agent (if such holder is not a Company Continuing Employee) or Parent (if such holder is a Company Continuing Employee), a properly completed option surrender or cancellation agreement in a form reasonably acceptable to the Company and Parent (each, an “Option Surrender Agreement”) and properly completed Suitability Documentation.

(c)            Unvested In-the-Money Options and Unvested Phantom Awards. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of the Company or of any Company Securityholder, each (x) In-the-Money Option unvested immediately prior to the Effective Time (each such In-the-Money Option, an “Unvested Option”), (y) each Phantom Award that is not a Vested Phantom Award (each such Phantom Award, an “Unvested Phantom Award”) and (z) each share of Company Common Stock that remains subject to vesting issued in connection with the early exercise of an Unvested Option (each such share, an “Unvested Common Share” and together with the Unvested Options and Unvested Phantom Awards, the “Unvested Awards”) shall remain unvested and shall be cancelled without any consideration paid with respect thereto, and each Company Continuing Employee that held an Unvested Option immediately prior to the Effective Time (each, an “Unvested Employee Option”) or other Unvested Award immediately prior to the Effective Time immediately prior to the Effective Time shall be entitled to receive an award representing an amount in cash, in consideration for the cancellation of such Unvested Award, as applicable, equal to: (i) (x) in the case of an Unvested Common Share, the Closing Per Share Consideration and (y) in the case of an Unvested Employe Option on Unvested Phantom Award, the excess, if any, of the Closing Per Share Consideration for each share of Company Common Stock issuable upon the exercise in full of such Unvested Employee Option or Unvested Phantom Award, as applicable, over the per share exercise price of such Unvested Employee Option or Unvested Phantom Award, as applicable (in each case, a “Replacement Award”), which shall vest in accordance with a vesting schedule for such Replacement Award that includes vesting of the Replacement Award on substantially the same dates that such Unvested Award was subject to vesting (which may include quarterly vesting dates), subject to the applicable Replacement Award Holder’s continued employment or engagement as an independent contractor with Parent or any of its Affiliates (including the Surviving Corporation) through the applicable date on which the Unvested Award would have otherwise become vested pursuant to the terms thereof, and be paid to the holder of such Replacement Awards (the “Replacement Award Holder”), subject to applicable withholding, no later than the first (1st) regularly scheduled payroll cycle at the beginning of the next fiscal quarter after the applicable vesting date and (ii) the Subsequent Payment Per Share Consideration, subject to applicable withholding, payable no later than the first (1st) regularly scheduled payroll cycle after the date that any Subsequent Payment becomes due and payable to the Company Securityholders pursuant to this Agreement; provided that that any portion of any Subsequent Payment Per Share Consideration that is payable in respect of an Unvested Award, including any Subsequent Payment that becomes payable to the Company Securityholders pursuant to this Agreement, shall not be paid to the Replacement Award Holder unless and until the Replacement Award has vested in accordance with clause (i) of this sentence and shall instead be deposited into the Unvested Option Escrow Account. If and to the extent that any Subsequent Payment becomes payable to the Company Securityholders pursuant to this Agreement, then Parent shall transfer to the Unvested Option Escrow Account an amount equal to the aggregate portion of the Subsequent Payment payable with respect to the outstanding but unvested Replacement Awards, for further distribution to the Replacement Award Holders upon the vesting of such Replacement Awards or the Company Securityholders (on a pro rata basis) upon the forfeiture of such Replacement Awards, as applicable, pursuant to this Section 1.3(c). Notwithstanding anything herein to the contrary, if following the Closing, the employment of any Replacement Award Holder with Parent or its Affiliates (including the Surviving Corporation) is terminated, then such Replacement Award Holder shall not have the right to receive any further payment with respect to such Replacement Award (including any Subsequent Payment Per Share Consideration), and all further payment rights with respect to such Replacement Award shall be forfeited; provided, however, that, no later than ten (10) Business Days following the end of the quarterly period in which any Replacement Award is forfeited, the portion of the Unvested Option Escrow Fund (including the aggregate amount, if any, of Subsequent Payment Per Share Consideration that was otherwise due or thereafter becomes payable to the Company Securityholders) that was attributable to each such forfeited Replacement Award shall instead be distributed to the Company Securityholders pursuant to the procedures set forth in Section 1.3(e) and Section 1.5. As a condition to receive a Replacement Award with respect to any Unvested Employee Options or Unvested Phantom Awards, such holder of Unvested Employee Options or Unvested Phantom Awards must deliver to Parent a properly completed Option Surrender Agreement.

(d)            The Company shall, prior to the Effective Time, take or cause to be taken all actions as may be reasonably required to effect the treatment of Options and Phantom Awards pursuant to this Section 1.3 and to ensure that no holder of Options or Phantom Awards shall have any rights from and after the Effective Time with respect to any Option or Phantom Award except as expressly provided in this Section 1.3; provided, that such actions shall expressly be conditioned upon the consummation of the Transactions and shall be of no force or effect if this Agreement is terminated.

(e)            Except as otherwise provided for in Section 1.11(b)(vi), any cash payable to a holder of In-the-Money Options or Phantom Awards pursuant to Section 1.3(b) or Section 1.3(c) above shall be paid through a Company Group Member’s payroll system (for amounts payable in respect of Employee Options or Phantom Awards) or a Company Group Member’s accounts payable system (for amounts payable in respect of Non-Employee Options), subject to applicable withholding, no later than the first (1st) regularly scheduled payroll cycle after the Effective Time (for any Closing Per Share Consideration), after the amount first becomes due and payable (for any Subsequent Payment) or the time a portion of the Unvested Option Escrow Fund is released, as applicable.

Section 1.4             Effect on Company SAFEs. All Company SAFEs outstanding immediately prior to the Effective Time shall be treated in accordance with the terms thereof and Parent shall pay to the Exchange Agent for further distribution to the holder of each Company SAFE an amount in cash equal to the Purchase Amount (as defined therein and as set forth on the Allocation Certificate) (the “Company SAFE Repayment Amount”) in accordance with the election by the holder thereof to have such Company SAFE repaid upon a Change of Control (as defined therein). As a condition to payment of any amount owed to holders of Company SAFEs, each such holder must have first delivered to the Exchange Agent a properly completed Company SAFE surrender agreement in the form attached hereto as Exhibit N (each, a “Company SAFE Surrender Agreement”).

Section 1.5             Exchange Procedures.

(a)            Prior to or concurrently with the Closing, Parent, Representative and the Exchange Agent shall enter into the Exchange Agent Agreement in the form attached hereto as Exhibit C (the “Exchange Agent Agreement”), effective subject to and upon the Effective Time. Following the date hereof, (i) the Company shall deliver or cause to be delivered to the Exchange Agent and Parent, to the extent available to the Company, the information relating to the Company Securityholders required to be provided to the Exchange Agent in accordance with the Exchange Agent Agreement (including, for the avoidance of doubt, Section 1.2 thereof) and any other information reasonably requested by the Exchange Agent and Parent (the “Required Information”) at least five (5) Business Days prior to the distribution of the documents required by the Exchange Agent in order to release the relevant payments to such Company Securityholders (the “Exchange Documents”), (ii) as promptly as practicable following receipt of the Required Information, and in any event prior to the Effective Time, Parent shall cause the Exchange Agent to set up the Exchange Agent’s electronic platform to allow the applicable Company Securityholders to complete and submit their Exchange Documents electronically and (iii) as promptly as practicable following receipt of the Required Information, and in any event prior to the Effective Time, Parent shall cause the Exchange Agent to send an email to each Company Securityholder that has provided an email address, in each case at the email address for such Person set forth in the Required Information, inviting such Person to register and log into the Exchange Agent’s electronic platform to complete electronically a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”), any other required Exchange Documents; provided that if the Company has not provided the Required Information for any particular Company Securityholder on or before the date that is three (3) Business Days prior to the Closing Date, Parent shall not be required to cause the Exchange Agent to, and the Exchange Agent shall not be required to, send the email described in the foregoing clause (iii) to such Person until the receipt of the Required Information, and then such email for such Company Securityholder shall be sent as promptly as practicable following the receipt of such Required Information.

(b)            On the Closing Date or as promptly as practicable thereafter (but in no event later than three (3) Business Days after the Closing Date), Parent shall cause the Exchange Agent to pay from the Exchange Fund (i) the portion of the Closing Cash Consideration allocable, at the Closing, in accordance with the Allocation Certificate, to each Company Securityholder (other than holders of the In-the-Money Options) who, no later than three (3) Business Days prior to the Closing Date, properly completed, duly executed and delivered the relevant Exchange Documents and (ii) the Closing Stock Consideration allocable, at the Closing, in accordance with the Allocation Certificate, to each Company Securityholder who, no later than three (3) Business Days prior to the Closing Date, properly completed, duly executed and delivered the relevant Exchange Documents. From and after the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund (i) the portion of the Closing Cash Consideration allocable, at the Closing, in accordance with the Allocation Certificate, to each Company Securityholder (other than holders of the In-the-Money Options) who, later than three (3) Business Days prior to the Closing Date, properly completes, duly executes and delivers the relevant Exchange Documents, promptly upon receipt of such Exchange Documents and (ii) the Closing Stock Consideration allocable, at the Closing, in accordance with the Allocation Certificate, to each Company Securityholder who, later than three (3) Business Days prior to the Closing Date, properly completes, duly executes and delivers the relevant Exchange Documents, promptly upon receipt of such Exchange Documents.

(c)            Promptly following the date that any Subsequent Payment becomes due and payable to the Company Securityholders (other than holders of In-the-Money Options, including Replacement Award Holders) pursuant to this Agreement, Parent shall deposit with the Exchange Agent an amount of cash sufficient to pay such Subsequent Payment to such Company Securityholders and cause the Exchange Agent to pay from the Exchange Fund such Subsequent Payment, in each case allocable in accordance with the Allocation Certificate, to such Company Securityholders who have, properly completed, duly executed and delivered the relevant Exchange Documents; provided, that, to the extent that any Transaction Expenses are due and payable with respect to any such Subsequent Payment, Representative shall direct Parent to holdback from such Subsequent Payment and discharge such Transaction Expenses by payment to the relevant Person, prior to such deposit of funds with the Exchange Agent for further distribution to the Company Securityholders.

(d)            At any time following the date that is one (1) year following the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent or its designated successor or assign all cash and stock amounts that have been deposited with the Exchange Agent pursuant to Section 2.2(c)(ii) not disbursed to the Company Securityholders pursuant to this Section 1.5, and thereafter the Company Securityholders shall be entitled to look only to Parent as general creditors thereof with respect to any and all cash and stock amounts that may be payable to such holders pursuant to Section 1.5(b) upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 1.5(b). At any time following the date that is three (3) years following the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent or its designated successor or assign all cash amounts that have been deposited with the Exchange Agent pursuant to Section 1.5(c) not disbursed to the Company Securityholders pursuant to this Section 1.5, and thereafter the Company Securityholders shall be entitled to look only to Parent as general creditors thereof with respect to any and all cash amounts that may be payable to such holders pursuant to Section 1.5(c) upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 1.5(c). No interest shall be payable to the Company Securityholders for the cash amounts delivered to Parent pursuant to the provisions of this Section 1.5(d) and which are subsequently delivered to the Company Securityholders.

(e)            Notwithstanding anything to the contrary in this Section 1.5, none of Parent, the Exchange Agent, the Surviving Corporation nor any Party shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law. Any portion of the Total Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Parent and the Surviving Corporation shall be entitled to conclusively rely upon the Allocation Certificate, including with respect to whether any individual Company Securityholder received the appropriate portion of any such distribution, and in no event will Parent, the Surviving Corporation or any of their Affiliates have any liability to any person on account of payments or distributions made in accordance with the Allocation Certificate.

(g)            Notwithstanding anything to the contrary herein, the Closing Stock Consideration payable to any Company Securityholders at the Effective Time that are Unaccredited Investors shall be paid in cash, without interest, in an amount equal to (x) such number of shares of Parent Common Stock otherwise payable to such Company Securityholder as Closing Stock Consideration multiplied by (y) the Parent Stock Price.

(h)            Notwithstanding anything in this Agreement to the contrary, if, from the date hereof until the earlier of (i) the Effective Time or (ii) any termination of this Agreement in accordance with Section 7.1, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Closing Stock Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the Company Securityholders the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 1.5(h) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(i)             Notwithstanding anything in this Agreement to the contrary, Parent acknowledge and agrees that each Company Securityholder may allocate any portion of the Total Consideration payable to such Company Securityholder pursuant to this Agreement among such Company Securityholder and any other Company Securityholder that is an Affiliate (including, for purposes of this Section 1.5(i) only, any trust established or organized by such Company Securityholder for estate planning purposes) of such Company Securityholder that has delivered the relevant Exchange Documents, including any allocation or assignment of such Total Consideration for estate planning or tax planning purposes, so long as the Total Consideration payable by Parent, and the mix of cash and shares of Parent Common Stock to be delivered as part of the Total Consideration, remain the same.

(j)             No certificates or scrip representing less than one share of Parent Common Stock shall be issued pursuant to Section 1.5(b).  Notwithstanding any other provision of this Agreement, each Company Securityholder who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company securities held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Parent Stock Price.

(k)            Notwithstanding anything to the contrary herein, Parent may, at its sole discretion and upon delivery of written notice to the Company no later than five (5) Business Days prior to the Closing, elect to pay, on a pro rata basis, a portion or all of the Closing Stock Consideration otherwise payable to the Company Securityholders at the Effective Time in cash, without interest, in an amount equal to (x) the number of shares of Parent Common Stock otherwise payable to such Company Securityholder as Closing Stock Consideration multiplied by (y) the Parent Stock Price. Notwithstanding anything to the contrary herein, if, as a result of any election(s) by Parent pursuant to the foregoing sentence, Parent Common Stock is issuable to the Key Employees but no other Company Securityholders under this Agreement at the Closing, then the provisions set forth in Section 2.2(b)(iv), Section 2.2(c)(vii) and Section 5.15(b) of this Agreement shall have no further force or effect.

Section 1.6             Organizational Documents. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of the foregoing, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety in the form attached hereto as Exhibit E until thereafter amended, subject to Section 5.11, in accordance with the provisions thereof and the DGCL. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to be in the form attached hereto as Exhibit F, until thereafter amended, subject to Section 5.11, in accordance with the provisions thereof, the certificate of incorporation of the Surviving Corporation and the DGCL.

Section 1.7             Directors and Officers. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation, provided that, immediately after the Closing, Parent shall cause the officers of the Company at the Effective Time to be appointed to serve as the officers of the Surviving Corporation, each such initial officer to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation as in effect from and after the Effective Time.

Section 1.8              Allocation Certificate; Adjustments.

(a)            The Company shall deliver to Parent, not less than three (3) Business Days prior to the Closing Date, a spreadsheet dated as of the Closing Date, which shall include the information set forth below based on the information then known to the Company (as updated and revised in accordance with this Agreement, the “Allocation Certificate”):

(i)            With respect to each Company Shareholder, (A) such Person’s last known address and email address, (B) the number, class, series, original issue price and liquidation preference of shares of Company Stock held by such Person, (C) whether such shares are certificated or held in book entry, (D) the number of shares of Parent Common Stock to be issued to such Person at the Closing in respect of such shares, (E) the amount of cash to be paid to such Person at the Closing in respect of such shares at the Closing and (F) the cash amounts escrowed in respect of such shares at the Closing pursuant to Sections 1.3(f), 1.8(b)(ix) and 1.9.

(ii)            With respect to each holder of In-the-Money Options, (A) such Person’s last known address and email address, (B) the number of shares of Company Common Stock underlying each In-the-Money Option held by such Person, (C) the respective exercise price per share of each such In-the-Money Option, (D) the respect grant date(s) of each such In-the-Money Option, (E) whether such In-the-Money Option is a Vested Option or Unvested Option, (F) the respective vesting arrangement(s) with respect to any such In-the-Money Options that are Unvested Options, (G) whether and to what extent such In-the-Money Option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code, (H) the amount of cash to be paid to such Person with respect to In-the-Money Options at the Closing and (I) the cash amounts escrowed in respect of such In-the-Money Options at the Closing pursuant to Sections 1.3(f), 1.8(b)(ix) and 1.9.

(iii)            With respect to each holder of Phantom Awards, (A) such Person’s last known address and email address, (B) the number of shares of Company Common Stock underlying each Phantom Award held by such Person, (C) the respective exercise price per share of each such Phantom Award (if such Phantom Award had been granted), (D) the respective vesting arrangement(s) with respect to any such Phantom Awards, (F) the amount of cash to be paid to such Person with respect to Phantom Awards at the Closing and (G) the cash amounts escrowed in respect of such Phantom Awards at the Closing pursuant to Sections 1.3(g), 1.8(b)(ix) and 1.9.

(iv)           With respect to each holder of Company SAFEs, (A) such Person’s last known address and email address, (B) the Purchase Amount (as defined therein) of each Company SAFE held by such Person, and (C) the respective issue date(s) of each such Company SAFE.

(v)            The Allocation Certificate shall also set forth a statement (the “Estimated Closing Statement”) of the Company’s good faith calculation of (A) the Estimated Closing Consideration, (B) the estimated Closing Cash (the “Estimated Closing Cash”), (C) the estimated Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (D) the estimated Transaction Expenses (the “Estimated Transaction Expense Amount”), (E) the estimated Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (F)  the total Closing Consideration calculated based on such estimated amounts (including the component pieces thereof), and (G) each Company Securityholder’s portion of the amount of Closing Consideration payable to such Company Securityholder as of the Closing and each Company Securityholder’s portion of the amount of each potential Subsequent Payment payable to such Company Securityholder as of the time that each such Subsequent Payment is payable (assuming, to the extent not finally determined, that the maximum amount applicable is paid), in each case, accompanied by reasonably detailed back-up documentation for such calculations.

(vi)           The Company shall prepare the Estimated Closing Statement in accordance with the applicable definitions in this Agreement and with the Accounting Principles. The Company shall make available to Parent and its Representatives the books and records used in preparing the Estimated Closing Statement and reasonable access (on prior notice and during business hours and in such a manner as to not interfere with the normal operation of the Business) to employees of the Company as Parent may reasonably request in connection with its review of such statements, and will otherwise cooperate in good faith with Parent’s and its Representatives review of such statements and shall take into consideration in good faith any comments of Parent on the Estimated Closing Statement, as applicable. The Estimated Closing Indebtedness Amount, the Estimated Closing Cash, the Estimated Transaction Expense Amount and the Estimated Net Working Capital Shortfall or Estimated Net Working Capital Surplus (as applicable) set forth in the Estimated Closing Statement will be used for purposes of calculating the total Closing Consideration at the Closing (which calculation shall be subject to adjustment pursuant to, and in accordance with, the terms of this Section 1.8); provided that if there is a dispute between Parent and the Company in respect of any item on the Estimated Closing Statement and Parent and the Company fail to mutually agree upon revisions to the Estimated Closing Statement on or prior to the Business Day immediately prior to the Closing Date, then (i) Parent shall not delay the Closing because of such failure and (ii) the amounts set forth in the Estimated Closing Statement to which Parent objects, without any adjustment, shall be the amounts used in the determination of the Estimated Closing Consideration.

(vii)           A sample Allocation Certificate is attached hereto as Exhibit G.

(b)            Post-Closing Adjustment.

(i)            As soon as reasonably practicable after the Closing Date, and in any event within 75 days after the Closing Date, Parent shall prepare and deliver to the Representative a statement (the “Post-Closing Statement”) that shall set forth a calculation of (A) the Closing Indebtedness Amount, (B) the Closing Transaction Expense Amount, (C) the Closing Cash and (D) the Net Working Capital, and based upon the Net Working Capital, the Net Working Capital Shortfall or Net Working Capital Surplus, if any, (the “Closing Amounts”), together with a calculation of the total Closing Consideration, in each case accompanied by reasonably detailed back-up documentation for such calculations. Parent shall prepare such Post-Closing Statement in accordance with the applicable definitions in this Agreement and with the Accounting Principles by the Company Group as of the Reference Time. The Parties agree that the purpose of preparing the Post-Closing Statement and determining the Closing Amounts, and the related purchase price adjustment contemplated by this Section 1.8(b) is to measure the Closing Amounts in accordance with the Accounting Principles and this Agreement and such processes are not intended to permit the introduction of new or different accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Post-Closing Statement or determining any Closing Amounts that are different from or otherwise inconsistent with the Accounting Principles and this Agreement.

(ii)            Following Parent’s delivery of the Post-Closing Statement, Parent shall provide the Representative and its Representatives, upon written request by Representative, reasonable access (including by electronic delivery of documents), during regular business hours, in such a manner as to not interfere with the normal operation of Parent or the Surviving Corporation, to employees of Parent and the Surviving Corporation, Parent’s working papers and the working papers of Parent’s independent accountants, if any, relating to the preparation of the Post-Closing Statement and the calculation of the Closing Amounts after signing a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to Parent’s independent accountants, solely for the purpose of assisting the Representative in its review of the Post-Closing Statement and the calculations contained therein.

(iii)            The Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) within thirty (30) days of the Representative’s receipt of the Post-Closing Statement (the “Adjustment Review Period”) if the Representative disagrees with any Closing Amount set forth on the Post-Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail (taking into account the information then known to the Representative) the basis for such disagreement, the amounts involved and the Representative’s proposed adjustments to the Post-Closing Statement with reasonably detailed supporting documentation.

(iv)            During the thirty (30) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), if any, the Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any items agreed to by the Representative and Parent in a written agreement executed and delivered by each of the Representative and Parent, together with any items not disputed or objected to by the Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.”

(v)            If at the end of the Adjustment Resolution Period, the Parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Representative and Parent, or either of them, shall refer all matters in the Notice of Adjustment Disagreement other than the Resolved Matters (the “Unresolved Matters”) to the Neutral Accountant. Within thirty (30) days after the submission of such matters to the Neutral Accountant, the Neutral Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the Parties, of the appropriate amount of each of the Unresolved Matters. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Representative in the Notice of Adjustment Disagreement or Parent in the Post-Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Neutral Accountant shall not review any line items in the Post-Closing Statement or make any determination with respect to any matter other than the Unresolved Matters. During the review by the Neutral Accountant, Parent and the Representative shall each make available to the Neutral Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Neutral Accountant to fulfill its obligations under this Section 1.8(b); provided, that the independent accountants of Parent or the Company shall not be obligated to make any working papers available to the Neutral Accountant unless and until the Neutral Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The fees and expenses of the Neutral Accountant shall be borne by Parent and the Representative (on behalf of the Company Securityholders) based on the inverse of the percentage that the Neutral Accountant’s resolution of the disputed items covered by such Notice of Adjustment Disagreement (before such allocation) bears to the total amount of such disputed items as originally submitted to the Neutral Accountant (for example, if the total amount of such disputed items as originally submitted to the Neutral Accountant equals $1,000 and the Neutral Accountant awards $600 in favor of the Representative’s position, sixty percent (60%) of the fees and expenses of the Neutral Accountant would be borne by Parent and forty percent (40%) of the fees and expenses of the Neutral Accountant would be borne by the Representative (on behalf of the Company Securityholders)). For the avoidance of doubt, the Parties acknowledge and agree that the calculations of the Post-Closing Statement to be made pursuant to this Section 1.8(b) are only meant to reflect the proper calculation of the Closing Consideration (and the inputs thereto) in accordance with the definitions herein and the Accounting Principles by the Company Group as of the Reference Time and are not intended to permit a Party to introduce accounting policies, principles, judgments, practices or methodologies in the preparation or review of the Post-Closing Statement or the determination thereof different than the applicable definitions in this Agreement, actions expressly permitted or required to be taken by this Agreement or the Accounting Principles by the Company Group as of the Reference Time.

(vi)           The “Final Closing Statement” shall be (A) in the event that no Notice of Adjustment Disagreement is delivered by the Representative to Parent prior to the expiration of the Adjustment Review Period, the Post-Closing Statement delivered by Parent to the Representative pursuant to Section 1.8(b)(i), (B) in the event that a Notice of Adjustment Disagreement is delivered by the Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Parent to the Representative pursuant to Section 1.8(b)(i) as adjusted pursuant to the written agreement executed and delivered by Parent and the Representative or (C) in the event that a Notice of Adjustment Disagreement is delivered by the Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Parent to the Representative pursuant to Section 1.8(b)(i) as adjusted by the Neutral Accountant to be consistent with the Resolved Matters and the final determination of the Neutral Accountant of the Unresolved Matters in accordance with Section 1.8(b)(v). The date on which the Final Closing Statement is finally determined in accordance with this Section 1.8(b)(vi) is hereinafter referred to as the “Determination Date.”

(vii)           If the total Closing Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 1.8(b)) is more than the total Closing Consideration set forth in the Estimated Closing Statement (such difference, the “Post-Closing Excess Amount”), then, no later than five (5) Business Days following the Determination Date, (1) Parent shall promptly pay to the Exchange Agent (for distribution to the Company Securityholders in respect of their Company Stock pursuant to the procedures set forth in Section 1.5) an amount of cash equal to the Post-Closing Excess Amount due to the Company Securityholders in respect of their Company Stock as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c) by wire transfer of immediately available funds, (2) Parent shall promptly pay to the Surviving Corporation (for distribution to the holders of In-the-Money Options in respect of their In-the-Money Options pursuant to the procedures set forth in Section 1.3 and Replacement Award Holders in respect of their Replacement Awards that have vested in accordance with Section 1.3(c), subject to withholding pursuant to Section 1.13, as applicable) the amount of the Post-Closing Excess Amount due to the holders of In-the-Money Options as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c) by wire transfer of immediately available funds to an account designated in writing by the Surviving Corporation, (3) Parent shall promptly transfer to the Escrow Agent an amount equal to the Post-Closing Excess Amount due to the Replacement Award Holders with respect to the outstanding but unvested Replacement Awards, as set forth in the Allocation Certificate updated by the Representative pursuant to Section 1.8(c), for further distribution to the Replacement Award Holders upon the vesting of such Replacement Awards or to the Company Securityholders upon the forfeiture of such Replacement Awards, as applicable, pursuant to Section 1.3(c) and (4) the Representative (on behalf of the Company Securityholders) and Parent shall promptly (but in any event within five (5) Business Days after the Determination Date) deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay from the Adjustment Escrow Account to (i) the Exchange Agent (for distribution to the Company Securityholders in respect of their Company Stock pursuant to the procedures in Section 1.8(c)) the amount of the Adjustment Escrow Funds due to the Company Securityholders in respect of their Company Stock, as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds, (ii) the Surviving Corporation (for distribution to the holders of the In-the-Money Options pursuant to the procedures in Section 1.8(c), subject to withholding pursuant to Section 1.13) the amount of the Adjustment Escrow Funds due to the holders of In-the-Money Options in respect of the In-the-Money Options as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds to an account designated in writing by the Surviving Corporation and (iii) the Escrow Agent an amount equal to the Adjustment Escrow Funds due to the Replacement Award Holders with respect to the outstanding but unvested Replacement Awards, as set forth in the Allocation Certificate updated by the Representative pursuant to Section 1.8(c), for further distribution to the Replacement Award Holders upon the vesting of such Replacement Awards or to the Company Securityholders upon the forfeiture of such Replacement Awards, as applicable, pursuant to Section 1.3(c).

(viii)          If the total Closing Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 1.8(b)) is less than the total Closing Consideration set forth in the Estimated Closing Statement (such difference, the “Post-Closing Deficit Amount”), then, (A) no later than five (5) Business Days following the Determination Date, the Representative (on behalf of the Company Securityholders) and Parent shall promptly deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make a payment of the Post-Closing Deficit Amount from the Adjustment Escrow Account, by wire transfer of immediately available funds to Parent to one (1) or more accounts designated by Parent to the Escrow Agent and (B) if the Post-Closing Deficit Amount exceeds the Adjustment Escrow Funds, then the First Anniversary Deferred Consideration payable to the Company Securityholders pursuant to Section 1.10(a) shall be reduced by an amount equal to the lesser of (x) the difference between the Post-Closing Deficit Amount and the Adjustment Escrow Funds and (y) $4,000,000 (such lesser amount, the “Remaining Post-Closing Deficit Amount”). If the Post-Closing Deficit Amount is less than the Adjustment Escrow Funds, the remaining balance of the Adjustment Escrow Funds shall be distributed as follows: (i) the portion payable to the Company Securityholders in respect of their Company Stock shall be paid to the Exchange Agent (for distribution to the Company Securityholders in respect of their Company Stock pursuant to the procedures set forth in Section 1.8(c)), (ii) the portion payable to the holders of Vested Options in respect of their Vested Options and Replacement Award Holders in respect of their Replacement Awards that have vested as set forth in Section 1.3(c) shall be paid to the Surviving Corporation (for distribution to the holders of Vested Options in respect of their Vested Options pursuant to the procedures set forth in Section 1.8(c), subject to withholding pursuant to Section 1.13), and (iii) Parent shall cause the portion payable to the Replacement Award Holders in respect of their outstanding Replacement Awards that have not vested in accordance with Section 1.3(c) shall be deposited into the Unvested Option Escrow Account, for further distribution to the Replacement Award Holders pursuant to the procedures set forth in Section 1.3(c), subject to the vesting requirements of such Replacement Awards, or the Company Securityholders, if and to the extent such Replacement Awards are forfeited by the Replacement Award Holders. The Company Securityholders shall not have any liability for any amounts due pursuant to Section 1.8(b) except to the extent of the funds available in the Adjustment Escrow Account and the set-off of the First Anniversary Deferred Consideration pursuant to this Section 1.8(b)(viii), in an amount not to exceed the Remaining Post-Closing Deficit Amount.

(c)            Recalculation of Allocation. Promptly after the determination that the Company Securityholders are entitled to receive any Subsequent Payment pursuant to Section 1.8(b), Section 1.9 or Section 1.10, the Representative shall calculate the portion of such amount actually allocable to each Company Securityholder pursuant to the Allocation Certificate (without giving effect to the last parenthetical in Section 1.8(a)(v)).

Section 1.9             Representative Holdback. A portion of the cash proceeds otherwise to be received by the Company Securityholders at the Closing pursuant to Article I in an amount equal to $250,000 (such initial deposit, as it may be increased or decreased at any time in accordance with this Section 1.9 and Section 9.3, the “Representative Holdback Amount”) shall be delivered to the Representative at the Closing, on behalf of the Company Securityholders, by wire transfer of immediately available funds to a segregated account designated by the Representative no less than three (3) Business Days prior to the Closing. The Representative will use the Representative Holdback Amount for any expenses incurred by the Representative. The Company Securityholders will not receive any interest or earnings on the Representative Holdback Amount and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. As soon as practicable following the completion of the Representative’s responsibilities, the Representative will deliver any remaining balance of the Representative Holdback Amount (the “Released Amount”) to the Exchange Agent for distribution to the Company Securityholders by wire transfer of immediately available funds pursuant to the procedures set forth in Section 1.8(c). For tax purposes, the Representative Holdback Amount will be treated as having been received and voluntarily set aside by the Company Securityholders at the time of Closing.

Section 1.10           Deferred Consideration.

(a)            First Anniversary Deferred Consideration. On the First Deferred Payment Date, Parent shall pay to (1) to the Exchange Agent the First Anniversary Deferred Consideration due to the Company Securityholders in respect of their Company Stock, as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds, for further distribution to the Company Securityholders in respect of their Company Stock pursuant to the procedures set forth in Section 1.5, (2) to the Surviving Corporation the amount of the First Anniversary Deferred Consideration due to the Replacement Award Holders in respect of their Replacement Awards that have vested in accordance with Section 1.3(c) and holders of Vested Options, as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds to an account designated in writing by the Surviving Corporation, for further distribution to the Replacement Award Holders in respect of their Replacement Awards that have vested in accordance with Section 1.3(c) and holders of Vested Options in respect of their Options pursuant to the procedures set forth in Section 1.3(b), and (3) to the Escrow Agent for deposit into the Unvested Option Escrow Account, the amount of the First Anniversary Deferred Consideration due to the Replacement Award Holders in respect of their Replacement Awards that have not vested in accordance with Section 1.3(c), as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent, for further distribution to the Replacement Award Holders in respect of their Replacement Awards that have not vested in accordance with Section 1.3(c) pursuant to the procedures set forth in Section 1.3(c), subject to the vesting requirements of such Replacement Awards, or the Company Securityholders (on a pro rata basis), if and to the extent forfeited by the Replacement Award Holders.

(b)            Second Anniversary Deferred Consideration. On the Second Deferred Payment Date, Parent shall pay to (1) the Exchange Agent the Second Anniversary Deferred Consideration Initial Payment due to the Company Securityholders in respect of their Company Stock, as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds, for further distribution to the Company Securityholders in respect of their Company Stock pursuant to the procedures set forth in Section 1.5, (2) to the Surviving Corporation the Second Anniversary Deferred Consideration Initial Payment due to the Replacement Award Holders in respect of their Replacement Awards that have vested in accordance with Section 1.3(c) and holders of Vested Options, as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds to an account designated in writing by the Surviving Corporation, for further distribution to the Replacement Award Holders in respect of their Replacement Awards that have vested in accordance with Section 1.3(c) and holders of Vested Options in respect of their Options pursuant to the procedures set forth in Section 1.3(b), and (3) to the Escrow Agent for deposit into the Unvested Option Escrow Account the Second Anniversary Deferred Consideration Initial Payment due to the Replacement Award Holders in respect of their Replacement Awards that have not vested in accordance with Section 1.3(c), as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent, for further distribution to the Replacement Award Holders in respect of their Replacement Awards that have not vested in accordance with Section 1.3(c) pursuant to the procedures set forth in Section 1.3(c), subject to the vesting requirements of such Replacement Awards, or the Company Securityholders, if and to the extent forfeited by the Replacement Award Holders.

(c)            Subsequent Second Anniversary Deferred Consideration. On the Subsequent Second Deferred Payment Date, Parent shall pay to (1) the Exchange Agent the Second Anniversary Deferred Consideration Subsequent Payment due to the Company Securityholders in respect of their Company Stock, as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds, for further distribution to the Company Securityholders in respect of their Company Stock pursuant to the procedures set forth in Section 1.5, (2) to the Surviving Corporation the Second Anniversary Deferred Consideration Subsequent Payment due to the Replacement Award Holders in respect of their Replacement Awards that have vested in accordance with Section 1.3(c) and holders of Vested Options, as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds to an account designated in writing by the Surviving Corporation, for further distribution to the Replacement Award Holders in respect of their Replacement Awards that have vested in accordance with Section 1.3(c) and holders of Vested Options in respect of their Options pursuant to the procedures set forth in Section 1.3(b), and (3) to the Escrow Agent for deposit into the Unvested Option Escrow Account the Second Anniversary Deferred Consideration Subsequent Payment due to the Replacement Award Holders in respect of their Replacement Awards that have not vested in accordance with Section 1.3(c), as set forth in the Allocation Certificate as updated by the Representative pursuant to Section 1.8(c), by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent, for further distribution to the Replacement Award Holders in respect of their Replacement Awards that have not vested in accordance with Section 1.3(c) pursuant to the procedures set forth in Section 1.3(c), subject to the vesting requirements of such Replacement Awards, or the Company Securityholders, if and to the extent forfeited by the Replacement Award Holders.

(d)            Acceleration. If prior to First Deferred Payment Date, Second Deferred Payment Date or Subsequent Second Deferred Payment Date and payment of the First Anniversary Deferred Consideration and of the applicable portion of the Second Anniversary Deferred Consideration (if any) there occurs an Earnout Acceleration Event, any then unpaid Deferred Consideration to which Company Securityholders continue to have an entitlement under this Agreement shall be deemed immediately payable and Parent shall pay, or cause to be paid, to the Exchange Agent and the Surviving Corporation, as applicable, such amount within thirty (30) days of such Earnout Acceleration Event in accordance with this Section 1.10.

Section 1.11            Earnout. Subject to the terms and conditions in this Section 1.11, Parent shall pay the amounts determined pursuant to this Section 1.11 as additional consideration in exchange for the shares of Company Stock and Vested Options and as additional consideration payable with respect to the Replacement Awards, if and to the extent that the respective conditions set forth in Section 1.11(a) are achieved. Any Earnout Amount paid under this Section 1.11 shall be allocated among the Company Securityholders in accordance with the Allocation Certificate (without giving effect to the last parenthetical in Section 1.8(a)(v)).

(a)            Earnout Amount.

(i)             Maximum Earnout. If the Surviving Corporation achieves 2026 EBITDA equal to or greater than 125% of the 2026 EBITDA Target, then Parent shall make a cash payment to the Exchange Agent and the Surviving Corporation, pursuant to the procedures described in Section 1.11(b) below, in an amount in the aggregate equal to $60,000,000 (the “Maximum Earnout Amount”).

(ii)            Target Earnout. If the Surviving Corporation achieves 2026 EBITDA equal to at least one hundred percent (100%) but less than one hundred fifteen percent (115%) of the 2026 EBITDA Target, then Parent shall make a cash payment to the Exchange Agent and the Surviving Corporation, pursuant to the procedures described in Section 1.11(b) below, in an amount in the aggregate equal to $50,000,000. If the Surviving Corporation achieves 2026 EBITDA equal to at least one hundred fifteen percent (115%) but less than one hundred twenty-five percent (125%) of the 2026 EBITDA Target, then Parent shall make a cash payment to the Exchange Agent and the Surviving Corporation, pursuant to the procedures described in Section 1.11(b) below, in an amount in the aggregate equal to $55,000,000 (any amount payable pursuant to this Section 1.11(a)(ii), the “Target Earnout Amount”).

(iii)            Adjusted Earnout. If the Surviving Corporation achieves 2026 EBITDA equal to at least eighty-five percent (85%) but less than one hundred percent (100%) of the 2026 EBITDA Target, then Parent shall make a cash payment to the Exchange Agent and the Surviving Corporation, pursuant to the procedures described in Section 1.11(b) below, in an amount in the aggregate equal to the applicable amount set forth on Annex D based on the 2026 EBITDA Target level achievement set forth therein (the “Adjusted Amount”, and each of the Adjusted Amount, the Target Earnout Amount and the Maximum Earnout Amount, if and when due, the “Earnout Amount”).

(iv)            The Earnout Amount shall be payable only, if at the time any such Earnout Amount has become payable pursuant to this Section 1.11, there has not been a final, non-appealable order in which it has been finally determined that the Company has breached, in any material respect, the FTC Consent Decree dated as of November 2, 2023 (the “FTC Order”) during the Earnout Period (a “Disqualifying Order”); provided, that, if, at the time any Earnout Amount is payable pursuant to this Section 1.11, there is any material pending allegation or investigation by the FTC with respect to compliance by the Company Group with respect to the FTC Order, as set forth in a motion filed by the FTC, or another written communication by the FTC (an “FTC Compliance Notification”), that would reasonably be expected to result in a finding or determination that the Company has breached, in any material respect, the FTC Order, no Earnout Amount shall be paid until (x) a resolution is reached with respect to such allegation or investigation, as applicable, that does not include a determination or finding that the Company has breached, in any material respect, the FTC Order or (y) such allegation or investigation, as applicable, would no longer be reasonably expected to result in a finding or determination that the Company has breached, in any material respect, the FTC Order (either of the events described in the foregoing clauses (x) and (y), an “Acceptable Resolution”); provided, that if, prior to the date that is eighteen (18) months following the date on which Parent first received such FTC Compliance Notification (such date, the “Acceptable Resolution Outside Date”), (1)(i) a legal proceeding is not initiated by the FTC in a court of competent jurisdiction with respect to such allegation or investigation or (ii) the FTC has not provided notice that it intends to file a motion regarding material non-compliance or a contempt finding with respect to the FTC Order, and (2) such allegation or investigation has not been otherwise resolved pursuant to an Acceptable Resolution, then an Acceptable Resolution shall be deemed to have occurred on such Acceptable Resolution Outside Date. Following any Acceptable Resolution, the Earnout Amount shall be paid in full less any out-of-pocket costs and expenses actually incurred by Parent or the Company Group in connection with such allegation or investigation; provided that Parent has not caused any Company Group Member to be operated in breach of the FTC Order following the Closing. If there is any Action with respect to compliance by the Company Group with respect to the FTC Order during the Earnout Period or prior to the payment of the Earnout Amount, then Parent shall act in good faith in responding to, defending against, settling or otherwise dealing with, any such Action, and consult with the Representative with respect to such defense or settlement or becoming bound by or subject to any Disqualifying Order.

(b)            Earnout Payment Procedures.

(i)            Within ten (10) days following the completion of the audit of Parent’s financial statements for the fiscal year ending December 31, 2026, and no later than seventy (70) days following the end of the fiscal year ending December 31, 2026, Parent shall prepare, or cause to be prepared, and deliver to the Representative a statement (an “Earnout Statement”) setting forth in writing Parent’s good faith calculation of (A) the 2026 EBITDA and the (B) Earnout Amount (if any) resulting therefrom, prepared in accordance with the terms of this Agreement, including the Accounting Principles, the adjustment and calculation principles attached hereto as Annex C (the “Earnout Principles”) and the sample EBITDA calculation set forth in Exhibit H (the “Sample EBITDA Calculation”).

(ii)            Within forty-five (45) days after the Earnout Statement is delivered to the Representative, the Representative shall review and respond to the Earnout Statement by delivering written notice to Parent, indicating either that such Earnout Statement shall be final and binding for purposes of this Section 1.11(b) or specifying the scope of its disagreement with the information contained in the Earnout Statement. If the Representative intends to object to the calculation of the 2026 EBITDA included in the determination of the Earnout Amount (such written notice, an “Earnout Statement Objection”), then the Earnout Statement Objection shall set forth a specific description of the basis of such objection and the specific adjustments to the calculation of the 2026 EBITDA or Earnout Amount, as applicable, that the Representative believes should be made. The Representative may only dispute items reflected in the Earnout Statement on the basis that they were not prepared in accordance with the requirements set forth in this Agreement (including the exhibits, annexes and schedules hereto) or that the Earnout Statement or any amounts set forth therein contain mathematical errors.

(iii)            If no Earnout Statement Objection is delivered to Parent pursuant to Section 1.11(b)(ii) above within such forty-five (45) day period, then the Representative shall be deemed to have accepted such Earnout Statement and such Earnout Statement shall be the final Earnout Statement with respect to the Earnout Amount. If an Earnout Statement Objection is delivered to Parent pursuant to Section 1.11(b)(ii) above, then the Representative and Parent shall promptly attempt in good faith to resolve any dispute or disagreement relating to the 2026 EBITDA or Earnout Amount, as applicable (an “Earnout Statement Dispute”).

(iv)            If the Representative and Parent are able to resolve every item in an Earnout Statement Dispute within thirty (30) calendar days after the delivery of the applicable Earnout Statement Objection to Parent, then Representative and Parent shall mutually agree on the Earnout Statement that shall be final and binding for purposes of this Section 1.11(b). If the Representative and Parent are unable to resolve every item in an Earnout Statement Dispute within thirty (30) calendar days after the delivery of the applicable Earnout Statement Objection to Parent, then at any time thereafter the Representative or Parent may elect to have unresolved items in such Earnout Statement Dispute resolved by the Neutral Accountant, who shall, acting as experts and not as arbitrators, determine on the basis of the criteria set forth in this Section 1.11(b)(iv), and only with respect to the remaining accounting-related differences so submitted to the Neutral Accountant (and not by independent review), whether and to what extent, if any, the 2026 EBITDA or Earnout Amount, as applicable, as derived from the applicable Earnout Statement, requires adjustment. In connection with the engagement of the Neutral Accountant, each Party shall execute reasonable engagement letters in the reasonable discretion of the respective Parties and supply such other documents and information as the Neutral Accountant reasonably requires; provided, however, that neither Party shall be obligated to make any working papers available to the Neutral Accountant unless and until the Neutral Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such Party. The Representative and Parent will provide the Neutral Accountant, within ten (10) days of its selection, with a definitive statement of the position of each party with respect to each unresolved objection. Parent will provide the Neutral Accountant access to the books and records of the Surviving Corporation related to the calculation of the 2026 EBITDA and the Earnout Amount. The Neutral Accountant shall be instructed to use every reasonable effort to perform its services within thirty (30) calendar days after submission of the Earnout Statement Dispute to it and, in any case, as soon as practicable after such submission. In resolving an Earnout Statement Dispute, the Neutral Accountant shall not assign a value to any item greater than the greatest value for such item claimed by any Party, or less than the smallest value for such item claimed by any Party, as presented to the Neutral Accountant pursuant hereto. The applicable Earnout Statement, as it may be adjusted by the Neutral Accountant’s resolution of such Earnout Statement Dispute, shall constitute the final Earnout Statement with respect to the applicable Earnout Amount and shall be non-appealable by the Parties, absent fraud or manifest error. The fees and expenses of the Neutral Accountant in connection with the services provided pursuant to this Section 1.11(b)(iv) shall be allocated between the Company Securityholders and Parent such that the Company Securityholders, on the one hand, and Parent, on the other hand, pay an amount equal to the product of (x) the total amount of such fees and expenses multiplied by (y) a fraction, the numerator of which is the portion of the dollar amount with respect to the Earnout Amount that is contested and that is not awarded to such Party and the denominator of which is the total dollar amount that is contested with respect to the Earnout Amount.

(v)            Within five (5) Business Days following the determination of any Earnout Statement with respect to the Earnout Amount in accordance with this Section 1.11(b), the Representative shall calculate the portion of the Earnout amount then actually allocable to each Company Securityholder pursuant to the Allocation Certificate (without giving effect to the last parenthetical in Section 1.8(a)(v)).

(vi)            Within five (5) Business Days following the determination of any Earnout Statement with respect to the Earnout Amount in accordance with this Section 1.11(b), Parent shall pay or cause to be paid (a) to the Exchange Agent, by wire transfer of immediately available funds, the portion of the Earnout Amount payable in respect of the shares of Company Stock held by the Company Securityholders, (b) to the Surviving Corporation, by wire transfer of immediately available funds, the portion of the Earnout Amount payable in respect of (x) Replacement Awards that have vested in accordance with Section 1.3(c) held by Replacement Award Holders and (y) Vested Options held by holders of Vested Options by wire transfer of immediately available funds, and (c) to the Escrow Agent for deposit into the Unvested Option Escrow Account, by wire transfer of immediately available funds, the portion of the Earnout Amount payable in respect of outstanding but unvested Replacement Awards held by Replacement Award Holders, for further distribution to the Replacement Award Holders upon the vesting of such Replacement Awards or to the Company Securityholders upon the forfeiture of such Replacement Awards, as applicable, pursuant to Section 1.3(c). Any Earnout Amount paid to the Surviving Corporation pursuant to this Section 1.11(b)(vi) shall be distributed to (1) the holders of the Employee Options through a Company Group Member’s payroll system and (2) the holders of the Non-Employee Options through a Company Group Member’s accounts payable system, for each of clauses (1) and (2) no later than the first (1st) regularly scheduled payroll cycle after the date such Earnout Amount is paid to the Surviving Corporation; provided, that any payment of the Earnout Amount that is owed to a holder of In-the-Money Options who is a U.S. taxpayer shall be payable in compliance with Section 409A of the Code, including Treasury Regulation 1.409A-3(i)(5)(iv)(A), to the extent applicable. None of Parent or the Surviving Corporation will have any liability or obligation to any Company Securityholder for any distribution made in accordance with the updated Allocation Certificate provided by the Representative pursuant to this Section 1.11(b)(vi).

(c)            Operation of the Business.

(i)            From the Closing until the final determination of the Earnout Statement and payment of the Earnout Amount (if any), neither Parent nor any of its Affiliates shall take any action (or fail to take any action) with the intention of frustrating or preventing the achievement of the 2026 EBITDA Target or reducing or avoiding payment of the Earnout Amount. The 2026 EBITDA and the Earnout Amount shall be calculated in accordance with this Agreement, including the Accounting Principles, the Earnout Principles and the Sample EBITDA Calculation, and such calculation, using the same accounting principles, practices, procedures, policies and methods, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that were employed in the preparation of the Sample EBITDA Calculation.

(ii)            From and after the Closing until the first to occur of (x) December 31, 2026 and (y) the occurrence of an Earnout Acceleration Event (the “Earnout Period”), Parent shall, and shall cause its Affiliates to: (A) maintain the members of the Company Group as separate legal entities and maintain books and records of the Company Group in a manner reasonably calculated to facilitate the calculation of the 2026 EBITDA in accordance with this Agreement, including the Accounting Principles, the Earnout Principles and the Sample EBITDA Calculation; (B) maintain the Company’s name, logo(s), trademark(s), color schemes, brand, branding and positioning, unless modified or changed in consultation with the Key Employees; (C) take the actions set forth on Exhibit I (the “Synergy Support Plan”); (D) provide the members of the Company Group’s management with general authority for the operation of the Company and primary responsibility for the day to day operations of the Company Group, subject to the general supervision and directives of Parent’s Chief Executive Officer; provided that the Company Group’s management and general authority are subject in all respects to compliance with any applicable Laws and with the policies of Parent and its Affiliates; (E) consult with the Key Employees, for so long as the Key Employees are employed by Parent or any member of the Company Group, prior to implementing or imposing any material change to the pricing for products sold by the Company Group as contemplated by the Synergy Support Plan or materially changing the business or services offered or proposed to be offered by the Company Group, including by discontinuing or terminating any product offering or cancelling the launch of any product offering of the Company Group in any market and (F) consult with the Key Employees (or the Representative if both Key Employees are at such time no longer employed by Parent, the Company Group or any of their respective Affiliates) prior to terminating the employment of any member of senior management of the Company Group other than for an Employee Cause Event.

(iii)            During the Earnout Period, without the prior written consent of the Key Employees (or the Representative if both Key Employees are at such time no longer employed by Parent, the Company Group or any of their respective Affiliates), not to be unreasonably withheld, conditioned or delayed, Parent shall not, and shall cause its Affiliates not to: (A) sell, lease, transfer, exclusively license, or otherwise dispose of any material assets of the Company Group; (B) except to the extent required under GAAP, delay, encumber or impair the payment of any revenue to the Company Group, including the timing of payment or recognition of any revenue that would constitute 2026 EBTIDA; (C) cause any Company Group Member to enter into, waive or amend any Contract or arrangement by and between such Company Group Member, on the one hand, and Parent and any of its Subsidiaries (other than the Company Group), on the other hand, in a manner adverse to the Company Group in any material respect; (D) impose any cost, expense or liability on the Company Group with respect to any services, assets or functions in excess of the actual costs to Parent of obtaining such services, assets or functions; or (E) cause the Key Employees and the employees of the Company Group to spend less than a substantial majority of their time on the day-to-day operations of the Business on behalf of the Company Group.

(d)            Acceleration. If prior to the final determination of the Earnout Statement and payment of the Earnout Amount (if any) there occurs an Earnout Acceleration Event, the Maximum Earnout Amount shall be deemed immediately earned and payable and Parent shall pay, or cause to be paid, to the Exchange Agent and the Surviving Corporation, as applicable, such amount within thirty (30) days of such Earnout Acceleration Event in accordance with Section 1.10 and Section 1.11(b).

(e)            The Parties and the Company Securityholders agree that the Parties’ rights and obligations under this Section 1.11 shall not be treated as creating a partnership or joint venture, and none of the Parties, the Company Securityholders or any of their respective Affiliates shall be treated as a partner in a partnership for any applicable income Tax purposes by reason of such rights and obligations.

Section 1.12            Dissenting Shares. Notwithstanding anything in this Agreement to the contrary and to the extent available under Section 262 of the DGCL, any share of Company Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a Company Shareholder who did not consent to or vote (by a valid and enforceable proxy or otherwise) in favor of the adoption and approval of this Agreement, which Company Shareholder complies with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such share being a “Dissenting Share”), shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to Section 1.2 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL. If any such Company Shareholder fails to perfect such dissenters’ rights under the DGCL or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such shares shall thereupon automatically be converted into the right to receive the consideration referred to in Section 1.2, pursuant to the exchange procedures set forth in Section 1.5. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. At or prior to the Closing, the Company shall give Parent (a) notice of any demand for payment of the fair value of any shares of Company Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s dissenters’ rights and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands for payment under the DGCL. The Company has not made, and shall not make, any offer, payment or commitment, or enter into any agreement, arrangement or understanding, with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 1.13           Withholding.

(a)            The Parties intend that any amounts paid to the Company Securityholders in respect of Company Stock pursuant to this Article I, including any amounts payable pursuant to Section 1.8(b), any Deferred Consideration or any Earnout Amount, shall be treated as an adjustment to the Closing Consideration for U.S. federal income Tax purposes, except to the extent otherwise required following a determination within the meaning of Section 1313(a) of the Code.

(b)            Parent or Parent’s agents, including the Exchange Agent, Merger Sub, the Company, and the Surviving Corporation shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement the amounts required to be deducted and withheld under applicable Tax Law with respect to the making of such payment. Each of Parent or Parent’s agents, as applicable, shall use commercially reasonable efforts to cooperate with the Company or the applicable payee, as applicable, to reduce or eliminate any such withholding, including by requesting any necessary Tax forms, including IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information and to provide written notice to the applicable payee in advance of any such withholding or deduction, where reasonably practicable, in each case, except in the case of any payments treated as compensatory (any such treatment not to be inconsistent with Section 5.8(d)). To the extent that amounts are so deducted or withheld and paid to the appropriate Tax Authority in accordance with applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Article II

THE CLOSING

Section 2.1            The Closing. The closing of the Merger (the “Closing”) shall take place at (i) 10:00 a.m., Eastern Time, (x) if the conditions precedent set forth in Article VI have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to their satisfaction or, to the extent permitted by Law, waiver at the Closing) on or prior to the tenth (10th) calendar day prior to the last Business Day of a month, then on such last Business Day and (y) if the conditions precedent set forth in Article VI have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to their satisfaction or, to the extent permitted by Law, waiver at the Closing) after the tenth (10th) calendar day prior to the last Business Day of a month, then on the last Business Day of the succeeding calendar month, or (ii) such other time and on such date as Parent and the Company may agree in writing; provided that the closing of the Merger, solely for accounting purposes, shall be deemed to take place at 11:59 p.m. Eastern Time, on the Closing Date (as defined below); provided, further, that in no event shall any Party be obligated to effect the Closing prior to January 31, 2025. The Parties agree that the Closing may take place by exchange of appropriate documentation among such Parties via electronic transmission and other similar means for exchanging documentation, and the Parties will not be required to be in attendance at the same location at the Closing. All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed or the applicable Parties have agreed to waive such delivery or action. If the Closing does not occur, any delivery made or other action taken at the Closing shall be deemed not to have occurred and be without force or effect. The date on which the Closing actually occurs shall be referred to herein as the “Closing Date”.

Section 2.2            The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:

(a)            the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of Delaware.

(b)            the Company shall deliver, or cause to be delivered, to Parent:

(i)              a copy of the duly executed Stockholder Consent reflecting the Required Company Stockholder Approval;

(ii)             a counterpart to the Escrow Agreement, duly executed by the Representative;

(iii)           a duly executed certificate that satisfies the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that no interest in the Company is or has been a “United States real property interest” as defined in Section 897 of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code and a notice form that meets the requirements of Treasury Regulations Section 1.897-2(h)(2), along with written authorization for Parent to deliver such notice form to the IRS behalf of the Company upon the Closing;

(iv)            a counterpart to the Registration Rights Agreement, duly executed by each Company Stockholder comprising the Required Company Stockholder Approval;

(v)            a counterpart to each Employment Agreement, duly executed by the applicable Key Employee;

(vi)           a counterpart to the Restricted Stock Agreement, duly executed by each Key Employee;

(vii)           a copy of the duly executed D&O “tail” policy obtained pursuant to Section 5.11(b);

(viii)          copies of duly executed Company SAFE Surrender Agreements in accordance with Section 1.4; and

(ix)            one or more Payoff Letters in respect of the Debt Payoff Amount.

(c)            Parent shall:

(i)            repay, or cause to be repaid, on behalf of the Company, the Debt Payoff Amount in respect of the Specified Debt for which Payoff Letters have been delivered pursuant to Section 2.2(b)(ix);

(ii)            deposit, or cause to be deposited, with the Exchange Agent cash in an amount equal to the aggregate Closing Cash Consideration allocable to Company Securityholders (less the cash amounts payable pursuant to Section 2.2(c)(iii)), any cash payable in lieu of fractional shares in accordance with Section 1.5(j) and evidence of shares in book-entry form of Parent Common Stock in the amount of the Closing Stock Consideration allocable to Company Securityholders (the “Exchange Fund”);

(iii)            deliver, or cause to be delivered, for the benefit of the holders of In-the-Money Options and the Phantom Award Individuals, the aggregate amount of cash due at the Closing in respect of such In-the-Money Options pursuant to Sections 1.3(b) and 1.3(c) as set forth in the Allocation Certificate, by wire transfer of immediately available funds to the account designated in writing by the Company no less than two (2) Business Days prior to the Closing Date;

(iv)            deposit, or cause to be deposited, with the Escrow Agent (A) $4,000,000 (the “Adjustment Escrow Amount”) into an escrow account (the “Adjustment Escrow Account”) as the primary source for the adjustment of the Closing Consideration pursuant to Section 1.8(b) and the terms and conditions of an escrow agreement (the “Escrow Agreement”) by and among Parent, the Representative and BOKF, N.A. (the “Escrow Agent”), substantially in the form of Exhibit J and (B) the Unvested Option Escrow Amount (together with the Adjustment Escrow Amount, the “Escrow Amount”) in to a separate escrow account (the “Unvested Option Escrow Account” and, together with the Adjustment Escrow Account, the “Escrow Account”) to be distributed pursuant to the terms of Section 1.3(c);

(v)            deliver, or cause to be delivered, to the Representative the Representative Holdback Amount by wire transfer of immediately available funds to an account designated by the Representative no less than three (3) Business Days prior to the Closing Date;

(vi)            pay, or cause to be paid, on behalf of the Company, any unpaid Transaction Expenses by wire transfer of immediately available funds to an account or accounts designated by the Company no less than three (3) Business Days prior to the Closing Date;

(vii)           a counterpart to the Registration Rights Agreement, duly executed by Parent;

(viii)         a counterpart to each Employment Agreement, duly executed by Parent;

(ix)            a counterpart to the Restricted Stock Agreements, duly executed by Parent; and

(x)             deliver, or cause to be delivered, to the Company a counterpart to the Escrow Agreement, duly executed by Parent.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the applicable section or subsection of the Disclosure Schedules, the Company represents and warrants to Parent, as of the date hereof and as of the Closing Date, as follows:

Section 3.1             Organization, Standing and Power.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (to the extent such concept or a comparable status is recognized) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by applicable Law, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b)            Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation, as applicable, has all requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (to the extent such concept or a comparable status is recognized) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so organized, existing, licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(c)            Section 3.1(c) of the Disclosure Schedules sets forth a true, correct and complete list of each jurisdiction in which each Company Group Member is organized and qualified to do business.

(d)            The Company has made available to Parent true, correct and complete copies of the Organizational Documents of each Company Group Member and each such document is in full force and effect. No Company Group Member is in violation of any of the provisions contained in its certificate of formation or operating agreement in any material respect.

Section 3.2             Authorization.

(a)            The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the filings, approvals or waiting periods referred to in Section 3.4 are duly made, obtained or satisfied, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation of the Transactions, have been duly and validly authorized by all requisite corporate action of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other Parties, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(b)            The Company Board, by resolutions of the directors unanimously duly adopted (which resolutions have not been subsequently rescinded, modified or withdrawn), has (i) determined that the terms of the Merger and the other Transactions are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii) resolved to make the Company Board Recommendation and (iv) directed that this Agreement be submitted to the Company Shareholders for approval and adoption.

(c)            The Required Company Stockholder Approval is the only vote of any class or series of equity interests in the Company or any of its Affiliates required to approve this Agreement and the Transactions, including the Merger.

Section 3.3             Noncontravention. Assuming compliance with the matters referenced in Section 3.4 (including the making, receipt or satisfaction of the filings, approvals or waiting periods referred to therein), neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (a) conflict with or violate any provision of (i) the Organizational Documents of the Company or (ii) the Organizational Documents of any of the Company’s Subsidiaries or (b) (i) violate any Law or Order applicable to any Company Group Member, (ii) with or without notice, lapse of time or both, violate, breach, result in a loss of benefits or constitute a default under any of the terms, conditions or provisions of any Material Contract or accelerate, require a payment under or give rise to a loss of any benefit under or any right of termination, purchase, sale, cancellation, modification or acceleration of any obligations under any Material Contract, (iii) with or without notice, lapse of time or both, violate, breach or constitute a default under any Permit by which any Company Group Member or their assets or properties are bound or (iv) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of the Company Group, except, in the case of clause (b), for such violations, defaults, accelerations, payments, rights, losses and Liens as would not reasonably be expected to be material to the Company Group, taken as a whole, or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

Section 3.4            Governmental Consents, etc. Except for (a) the filing of the Certificate of Merger with the Secretary of State of Delaware, (b) receipt of each “change of control” approval or filing of any related notice required with respect to any Business License, each as set forth on Section 3.4 of the Disclosure Schedule, or (c) as required under applicable Antitrust Laws, no consents, authorizations or approvals of or filings, declarations or registrations with, any Governmental Entity are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, authorizations, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to be material to the Company Group, taken as a whole, or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

Section 3.5            Capitalization.

(a)            The authorized capital stock of the Company consists of (i) 1,000,000 shares of Company Common Stock and (ii) 305,966 shares of Company Preferred Stock, of which (A) 122,702 shares are designated Series Seed Preferred Stock, (B) 139,391 shares are designated as Series A-1 Preferred Stock, (C) 10,644 shares are designated as Series A-2 Preferred Stock and (D) 33,229 shares are designated as Series A-3 Preferred Stock.

(b)            As of the date hereof, (i) 565,078 shares of Company Common Stock, (ii) 122,702 shares of Series Seed Preferred Stock, (iii) 139,391 shares of Series A-1 Preferred Stock, (iv) 10,644 shares of Series A-2 Preferred Stock and (v) 33,229 shares of Series A-3 Preferred Stock are issued and outstanding.

(c)            As of the date hereof, there are an aggregate of (i) 77,941 shares of Company Common Stock issuable upon the exercise of all outstanding Options (whether vested or unvested) and (ii) 13,684 shares of Company Common Stock issuable upon the conversion of all outstanding Company SAFEs.

(d)            Section 3.5(d) of the Disclosure Schedules separately sets forth as of the date of this Agreement for each outstanding Option, (A) the name of the holder and the location of such holder, (B) the number of shares Company Common Stock subject to such Option, (C) the date of grant, (D) the exercise price, (E) the vesting schedule, including the extent vested to date and whether such vesting is subject to acceleration as a result of the Transactions or any other events, and (F) whether such Option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code. Each award of Options (1) was duly authorized no later than the date on which the award of such Option was by its terms to be effective by all necessary corporate action, (2) was issued by the Company in compliance in all material respects with all applicable Laws, including valid exemptions from registration under the Securities Act and all other applicable securities Laws, and the terms of the Company Stock Plan, (3) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the grant date and (4) did not when granted trigger any liability for the holder thereof under Section 409A of the Code.

(e)            All of the outstanding shares of Company Stock have been duly and validly issued and are fully paid and non-assessable. The Company is not, and has not been, subject to the registration requirements of the Securities Exchange Act of 1934.

(f)             Set forth on Section 3.5(f) of the Disclosure Schedules is a true, complete and correct list of all outstanding Company SAFEs, the name of the holder of each Company SAFE, their respective date of issuance, purchase price and number of shares of Company Stock subject thereto. All obligations of the Company in respect of each Company SAFE shall be satisfied and discharged in full upon payment to the holder thereof of the Company SAFE Repayment Amount, or in the event such holder has not elected to be repaid upon a Change of Control (as such term is defined in the applicable Company SAFE), upon receipt from the Company of a number of shares of Company Common Stock pursuant to the terms of the applicable Company SAFE.

(g)            Except for the exercise or conversion rights that attach to the Company SAFEs, Options, and Company Preferred Stock, on the date hereof, there are no shares of Company Stock or any other equity or equity-based security of the Company issuable upon conversion or exchange of any issued and outstanding security of the Company nor are there any rights, options, warrants, “phantom” stock rights, stock based performance units or rights of conversion or other similar rights, agreements, arrangements or commitments obligating the Company to issue or sell or otherwise dispose of or redeem or otherwise acquire any shares of its capital stock, units, other equity interests or securities convertible into or exchangeable for its shares of capital stock, units or other equity interests, other than as provided in this Agreement, nor is the Company contractually obligated to purchase, redeem or otherwise acquire any of its outstanding equity interests.

(h)            The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote with the holders of Company Stock on any matter. No Subsidiary of the Company owns any Company Stock.

(i)             Except as described in Section 3.5(i) of the Disclosure Schedules, there are no “tag-along”, “drag-along” or similar rights, or any voting trusts, proxies, or other member or similar agreements or understandings, in each case with respect to Company Stock.

(j)             Section 3.5(j) of the Disclosure Schedules sets forth each person with an offer letter or other Contract that contemplates a grant of Options or grant or issuance of other securities of the Company (including the number, series and class of shares and vesting schedule (including, any accelerated vesting) if applicable), or who has otherwise been promised Options or other securities of the Company (the “Promised Options”), which Options have not been granted, or other securities have not been granted or issued, as of the date hereof (each such individual required to be set forth on Section 3.5(j) of the Disclosure Schedules, a “Promised Option Individual”).

Section 3.6             Subsidiaries.

(a)            Each outstanding equity interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, has not been issued in violation of any preemptive or similar rights and is held, directly or indirectly, by the Company, free and clear of all Liens other than Permitted Liens. There are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to, or requiring, the issuance, acquisition, redemption, repurchase or sale of any membership interests or other ownership interests of any of the Company’s Subsidiaries, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(b)            There are no obligations of any of the Company’s Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any membership interests of, or other equity or voting interests (including any voting debt) in, any of the Company’s Subsidiaries. There are no agreements, subscriptions, options, warrants, rights, calls or other Contracts of any kind which obligate any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of any other Person.

Section 3.7             Financial Statements.

(a)            The Company has made available to Parent: (i) the audited consolidated balance sheets of the Company Group as of December 31, 2023, and the related consolidated statements of operations, equity and cash flows of the Company Group for the year then ended (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of September 30, 2024 and September 30, 2023, and the related consolidated statements of operations, equity and cash flows of the Company Group for the nine months then ended (the “Latest Balance Sheet” and together with the Audited Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP, consistently applied during the periods involved and fairly present, in all material respects, the consolidated financial position, the results of operations and cash flow of the Company Group as of the dates, and for the periods, presented therein (subject, in the case of unaudited statements, to changes resulting from normal year-end adjustments that would not reasonably be expected to be material in amount or effect and the absence of certain footnotes).

(b)            The Company maintains a system of internal accounting controls intended to provide reasonable assurances that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with the Accounting Principles, (ii) receipts and expenditures of the Company Group are being made in accordance with appropriate authorizations of management and the Company’s board of directors and (iii) prevent or timely detect any unauthorized acquisition, use or disposition of assets of the Company Group. Since the Lookback Date, the Company has not received any material complaints from any source regarding accounting, internal accounting controls or auditing matters.

(c)            No Company Group Member has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities or obligations (i) reflected on, reserved against or described on the Company Financial Statements, including the notes thereto, (ii) incurred after the date of the Latest Balance Sheet in the Ordinary Course of Business, (iii) incurred by the Company Group in connection with the Transactions, (iv) have been (or will be prior to the Closing) discharged or paid off, (v) are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, or (vi) arise under applicable Law or executory Contracts (other than as a result of a violation or breach by any Company Group Member).

Section 3.8             Absence of Certain Developments.

(a)            From December 31, 2023 to the date of this Agreement, except with respect to the consideration of certain financings and strategic alternatives and the negotiation, execution and delivery of this Agreement, the business of the Company Group has been conducted in all material respects in the Ordinary Course of Business and:

(i)            there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(ii)            no Governmental Entity has imposed any regulatory fines, penalties or other monetary remedies on any Company Group Member; or

(iii)            there has not been any of the activities that would not be permitted to be undertaken under Section 5.1(b)(viii), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xi), Section 5.1(b)(xii), or Section 5.1(b)(xvi) had they occurred between the date hereof and the Closing.

(b)            Since December 31, 2023, there has not been any event, change, development, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.9             Real Property.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, (i) the Company or its Subsidiaries have valid leasehold interests to all of the real property leased or subleased by the applicable Company Group Member (the “Leased Real Property”), free and clear of all Liens, except for Permitted Liens and the terms of the applicable lease or sublease agreement; (ii) as of the date hereof, each lease with respect to the Leased Real Property is in full force and effect and enforceable in accordance with its respective terms against the Company Group Member that is party thereto, as applicable, and, to the Knowledge of the Company, to the other parties thereto (in each case subject to the Bankruptcy and Equity Exception); and (iii) none of the applicable Company Group Member, or, to the Knowledge of the Company, any of the other parties thereto, is in breach of, default or violation under, any of such leases and no event has occurred that, with notice or lapse of time, or both, would constitute such a breach, default or violation.

(b)            No Company Group Member has entered into or assumed and become subject to any written or oral sublease, license, concession, occupancy agreement or other contract granting to any other Person (other than the Company Group) the right to use or occupy any of the Leased Real Property, and no Person (other than the Company Group) is in possession of all or any portion of the Leased Real Property.

(c)            None of the Company Group Members owns any real property.

Section 3.10           Taxes.

(a)            The Company Group has filed, taking into account any applicable extensions of time within which to file, all material Tax Returns that they were required to file and has timely paid all material Taxes due and owing whether or not shown on any Tax Return, except for any Taxes being contested in good faith and for which the Company Group has established adequate reserves therefor in accordance with GAAP or Taxes otherwise reflected in accordance with GAAP as a reserve in the Company Financial Statements. In all material respects, all such Tax Returns were true, complete and correct and were prepared in compliance with applicable Law.

(b)            The Latest Balance Sheet reflects all material liabilities for unpaid Taxes of the Company Group for periods (or portions of periods) through the date of the Latest Balance Sheet in accordance with the Accounting Principles. No Company Group Member has any material liability for unpaid Taxes accruing after the date of the Latest Balance Sheet except for Taxes incurred in respect of compensatory payments as a result of the Transaction and Taxes arising in the ordinary course of business consistent with past practice after such date.

(c)            There is no (i) written claim for Taxes being asserted against the Company Group that has not been fully paid or adequately reserved in the Company Financial Statements, (ii) lien against the property of the Company Group in respect of Taxes other than Liens for Taxes not yet due and payable, (iii) written notice of any audit or, to the Company’s knowledge, pending audit of, or of any tax controversy the subject of which is, any material Tax Return of the Company or any Subsidiary of the Company being conducted by any Tax Authority or (iv) extension or waiver of any statute of limitations on the assessment of any material Taxes granted by any Company Group Member that will remain in effect after the Closing Date (other than solely pursuant to an extension of the filing date for any Tax Return obtained in the ordinary course of business). No written claim has ever been made by a Tax Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file a particular type of Tax Return that the Company or any Subsidiary of the Company is or may be subject to such particular type of Tax in that jurisdiction.

(d)            No Company Group Member is a party to or bound by any material Tax sharing, Tax indemnity, Tax allocation or similar agreement or arrangement (other than customary provisions of any commercial, employment, leasing or financing agreement entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes (an “Ordinary Commercial Agreement”)) that will continue to apply after the Closing.

(e)            No Company Group Member has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any corresponding or similar provision of state, local or foreign Law), in either case that would be binding upon such Company Group Member after the Closing.

(f)             No Company Group Member has consummated, has participated in, or is currently participating in any transaction which was or is a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b) (or any corresponding or similar provision of state, local, or foreign Law).

(g)            No Company Group Member has ever been a member of a consolidated, combined, unitary or aggregate group for Tax purposes of which the Company was not the ultimate parent corporation.

(h)            No Company Group Member has any material liability for the Taxes of any Person (other than the Company or any Subsidiary of the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by Contract (other than pursuant to any Ordinary Commercial Agreement) or otherwise pursuant to applicable Law.

(i)             No Company Group Member will be required to include any items of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) adjustment under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign law) by reason of a change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Effective Time, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign tax Law) entered into before the Effective Time, (iii) intercompany transactions or any excess loss account described under Section 1502 of the Code or the Treasury Regulations promulgated thereunder (or any corresponding or similar provision of state, local or foreign tax Law) arising before the Effective Time, (iv) installment sale or open transaction disposition made on or prior to the Effective Time, (v) prepaid amount received on or prior to the Closing Date outside of the Ordinary Course of Business, or (vi) Section 965 of the Code, Section 951A or any “subpart F income” under Section 951(a) of the Code with respect to transactions made prior to the Closing.

(j)             No Company Group Member has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any corresponding or similar provision of state, local, or foreign Law) (i) since the date that precedes the date of this Agreement by two (2) years or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(k)            Each Company Group Member has in all material respects withheld all material Taxes required to have been withheld from any payments to customers, creditors, stockholders or other third parties, and paid over such Taxes to the relevant Tax Authority, and complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with such payments.

(l)             Each Company Group Member is in material compliance with all applicable transfer pricing Laws, including the filing, execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company. No written notice or inquiry by any Governmental Entity has been received by any Company Group Member in connection with any related party transaction, including under any transfer pricing Laws. All material transactions between the Company Group Members have been effected on an arm’s-length basis.

(m)           No Company Group Member (i) is or has ever been subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction or (ii) holds any interest in any entity that has ever been a “passive foreign investment company” within the meaning of Section 1297(a) of the Code, a “controlled foreign corporation” within the meaning of Section 957 of the Code, or any entity that is treated as a partnership for U.S. federal, state or local tax purposes.

(n)            Each Company Group Member’s U.S. federal income tax classification and the date of any Form 8832 filed with the IRS (and the applicable classification election made therewith) with respect to the Company Group Member are as set forth in Section 3.10(n) of the Disclosure Schedules.

(o)            No Company Group Member has availed itself of any government grants, Tax holidays, loans or deferral of Taxes, in each case, related to COVID-19 virus, including under the paycheck protection program or relief pursuant to Section 2301 or 2302 of the CARES Act (or any corresponding or similar provision of state, local, or foreign Law), in each case, which would increase the Taxes of a Company Group Member in any taxable period beginning after the Closing.

(p)            Each Company Group Member has collected all material sales and use Taxes due and payable under applicable Laws and/or has obtained the required exemption certificates to except the collection of any sales Tax that would otherwise be due, and have maintained all such records and supporting documents in the manner required by all applicable Laws.

(q)            Section 3.7, Section 3.14, and this Section 3.10 constitute the sole representations in respect of Taxes of the Company. Nothing in this Section 3.10 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date or (ii) any Tax position that Parent or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Closing Date.

Section 3.11            Contracts and Commitments.

(a)            Section 3.11(a) of the Disclosure Schedules sets forth a true, complete and correct list of the following Contracts to which any Company Group Member is a party or is bound (collectively, whether set forth or required to be set forth on Section 3.11(a) of the Disclosure Schedules, together with any Contract with a Key Vendor and any Affiliate Contracts, the “Material Contracts”):

(i)             Contracts providing for joint ventures, partnerships or sharing of profits with any third party;

(ii)             Contracts providing for the acquisition or disposition by any Company Group Member of any business, division or product line (whether by merger, sale of shares, sale of assets or otherwise) or the acquisition by any Company Group Member of any equity interest in any other Person under which there remain any obligations of the Company Group;

(iii)            Contracts providing for Indebtedness for borrowed money of the Company Group;

(iv)            Contracts with any bank, credit union or other financial institution pursuant to which the Company offers such bank’s, credit union’s or financial institution’s deposit account or loan products to any Company customer;

(v)            Contracts under which any Company Group Member has loaned any amount to any Person other than another Company Group Member, any portion of which remains outstanding;

(vi)           Contracts creating any Lien (other than Permitted Liens) upon any assets of the Company Group securing obligations in excess of $100,000;

(vii)          Contracts pursuant to which any Company Group Member (A) licenses in or is otherwise granted the right to use Intellectual Property or Technology of another Person that has not expired in accordance with its terms with no surviving obligations (other than (1) non-exclusive licenses for unmodified, commercially available “off-the-shelf” software that have been granted on standardized, generally available terms and not material to the business of the Company Group and (2) Open Source Software); (B) licenses out or otherwise grants another Person the right to use any Intellectual Property or Technology of the Company Group (other than (1) non-exclusive licenses granted to customers in the Ordinary Course of Business consistent with past practices, under licensing terms that are consistent in all material respects, in substance, with the form agreement(s) made available to Parent and identified on Section 3.11(a)(vii) of the Disclosure Schedules, (2) non-exclusive, term-limited trademark licenses granted in the Ordinary Course of Business and incidental to commercial agreements or (3) nondisclosure agreements entered into in the Ordinary Course of Business, solely with respect to the limited right to evaluate certain information of the Company Group in accordance with the terms set forth therein); or (C) assigns or transfers or agreed to assign or transfer any material Intellectual Property or Technology to or from any Company Group Member;

(viii)          Contracts providing for the development of any Company Software, Company Intellectual Property or Technology purported to be owned by the Company Group (other than employee invention assignment agreements and consulting agreements that validly and effectively assign ownership thereof to the Company Group on the Company Group’s standard form);

(ix)            Contracts governing the transfer, licensing or other Processing of Personal Information of consumers to or by (or on behalf of) the Company Group, in each case, where such Contract is material to the business of the Company Group, taken as a whole;

(x)             Contracts containing provisions that expressly limit the ability of the Company Group to engage in any line of business or business activity in any geographic area or compete with any Person or that impose any exclusivity or similar obligation on any Company Group Member;

(xi)            Contracts providing for any grant of exclusive rights to license, market, or sell the Company Group’s products, services, Intellectual Property or Technology to any other Person, or any Contract that requires the Company Group to do business on an exclusive basis or to price any products or services on a “most favored nation” basis, or that limit price increases;

(xii)           Contracts that provided for the expenditure of more than $100,000 in the aggregate during the twelve-month (12-month) period ended September 30, 2024 or are reasonably expected to involve the expenditure of more than $100,000 in the aggregate by the end of the remaining term of such Contract;

(xiii)          Contracts pursuant to which any Company Group Member is a party, or is otherwise bound, and the contracting counterparty of which (A) is a Governmental Entity or (B) to the Knowledge of the Company, has entered into such Contract in its capacity as a prime contractor or other subcontractor of any Contract with a Governmental Entity and such Contract imposes upon the Company obligations or other liabilities due to such Governmental Entity;

(xiv)          leases under which the Company Group leases, subleases or otherwise has a right to occupy Leased Real Property;

(xv)          Contracts containing any standstill or similar agreement pursuant to which the Company Group has agreed not to acquire assets or securities of any Person;

(xvi)          Contracts that contain any restriction on the ability of the Company Group to (A) solicit or hire (whether as an employee, independent contractor, consultant or otherwise) any Person other than ordinary course employee non-solicit/hire arrangements that would not reasonably be expected to be material to the Company Group, taken as a whole or (B) solicit business from any Person;

(xvii)         Contracts providing for indemnification by the Company Group, except indemnification of directors, officers and employees as set forth in their respective organizational documents and for customary indemnification provisions in third party Contracts entered into in the Ordinary Course of Business;

(xviii)        all shareholder agreements, investors’ rights agreements, voting rights agreements and other similar agreements entered into with Company Securityholders; or

(xix)          Contracts evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contracts.

(b)            Each Material Contract is valid and binding on the Company or a Subsidiary of the Company to the extent the Company or a Subsidiary of the Company is a party thereto, as applicable, and, to the Knowledge of the Company, on each other party thereto and is in full force and effect and enforceable in accordance with its terms, in each case, subject to the Bankruptcy and Equity Exception. The Company or a Subsidiary of the Company, as applicable, and, to the Knowledge of the Company, each of the other parties thereto, are not in material breach of, default or violation under, any of such Contracts and no event has occurred that, with notice or lapse of time, or both, would constitute such a material breach, default or violation. No Company Group Member has received notice alleging there is a material breach or default on the part of the Company or any of its Subsidiaries under any such Material Contract. A true, correct and complete copy (or, in the case of oral Contracts, summaries (in reasonable detail of all material provisions)) of each Material Contract has been made available by the Company to Parent.

(c)            Prior to the date hereof, the Company has delivered to Parent true, complete and correct copies of all template forms of Consumer Contracts to which any Company Group Member is a party or is bound as of the date hereof (each a “Consumer Contract Template”). Section 3.11(c) of the Disclosure Schedules identifies, as of the date hereof, all Consumer Contracts to which any Company Group Member is a party or is bound and that is inconsistent in form or substance with the Consumer Contract Template, in any material respect, in each case, describing the inconsistencies with reasonable particularity. “Consumer Contract” means any Contract containing the version(s) of terms of service or other subscription in effect as of the date of this Agreement, earned wage or income-based advance terms or conditions, or other loan agreement terms executed by any natural person in their personal capacity in connection with services offered by or through the Company Group currently in effect or which has any continuing obligations.

Section 3.12            Intellectual Property; Information Technology and Privacy.

(a)            Section 3.12(a) of the Disclosure Schedules sets forth a true, complete and correct list as of the date hereof of all Company Registered IP. Each item of material Company Registered IP is currently in compliance with all formal legal requirements (including payment of filing, examination and maintenance fees) and, to the extent issued, is subsisting, and to the Knowledge of the Company, valid and enforceable. There are no Actions pending or, to the Knowledge of the Company, threatened (including any “cease and desist” letter or invitation to take a license) with respect to any Company Registered IP.

(b)            All Company Intellectual Property is exclusively owned by the Company or one of its Subsidiaries free and clear of any Liens, other than Permitted Liens. The Company Intellectual Property and the Licensed Intellectual Property constitute all the Intellectual Property used in or necessary for the operation of the business of the Company Group as currently conducted and all such Intellectual Property shall continue to be owned or licensed, as applicable, by the Company Group immediately following the consummation of the Merger in the same manner and subject to the same terms as owned or licensed, as applicable, by the Company Group immediately prior to the consummation of the Merger without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such Intellectual Property, except as set forth in Section 3.12(b) of the Disclosure Schedules. The Company Group is the sole owner and possesses all right, title and interest in and to, or otherwise has the valid licensed right to use, each item of Intellectual Property used or held for use by the Company Group free and clear of all Liens (except for Permitted Liens). No Company Intellectual Property or Company Registered IP is subject to any outstanding Order or agreement adversely affecting the Company Group’s ownership or use of, or any rights in or to, any such Intellectual Property.

(c)            Neither the operation of the business of the Company nor any of its Subsidiaries, and none of the Company’s or its Subsidiaries’ Technology, products, services, systems, or other offerings to the extent used in connection with the conduct of such business, has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any third Person since the Lookback Date, and there has not been any claim or Action pending or, to the Knowledge of the Company, threatened (including any “cease and desist” letter or invitation to take a license) against the Company Group alleging any of the foregoing. To the Knowledge of the Company, since the Lookback Date, no third Person has infringed, misappropriated or violated any Company Intellectual Property or any Company Registered IP.

(d)            The Company Group has taken commercially reasonable steps and implemented reasonable safeguards in accordance with industry standards to maintain and protect the confidentiality of any material Trade Secrets included in the Company Intellectual Property. No such material Trade Secret has been used or discovered by or disclosed to any third Person except to Persons pursuant to a written, valid and enforceable confidentiality or nondisclosure agreement protecting the confidentiality thereof, which agreements have not been breached in any material respect by such third Person.

(e)            The Company or one of its Subsidiaries owns all material Intellectual Property and material Technology (including all Company Software) that has been developed for the Company Group by employees of, or consultants or contractors to, the Company and its Subsidiaries, pursuant to a binding, valid and enforceable written agreement with each such employee, consultant or contractor, pursuant to which each such employee, consultant or contractor has validly and effectively assigned all right, title and interest in and to such developed Intellectual Property and Technology to the Company Group, as the case may be. No such Person retains any right, title or interest in or to any such developed Intellectual Property or Technology. There are no Actions pending or, to the Knowledge of the Company, threatened by any current or former employee, officer, director, consultant or contractor of the Company Group claiming that such Person owns any right, title or interest in or to any such developed Intellectual Property or Technology.

(f)            None of the Company Intellectual Property or Technology was developed or created, in whole or in part, as a result of any funding or support from, or any arrangement with, any Governmental Entity, university, research institution, or nonprofit organization.

(g)            Section 3.12(g) of the Disclosure Schedules sets forth a true, correct and complete list of all material Company Software. The Company Group solely and exclusively own all right, title and interest in and to all material Company Software free and clear of any Liens other than Permitted Liens.

(h)            The Company Group solely and exclusively owns all right, title and interest in and to the Company IT Systems, free and clear of any Liens other than Permitted Liens. The Company IT Systems and, to the Knowledge of the Company, the Licensed IT Systems, (i) are sufficient for the current needs of the business of the Company Group and (ii) operate and perform in all material respects as required by the Company Group for the operation of its business as currently conducted. Since the Lookback Date, no Person has gained unauthorized access to any material Company IT Systems or any material information Processed by any Company IT System. All material Company IT Systems and material Licensed IT Systems and all material Technology (including all material Company Software) used in the businesses of the Company Group shall continue to be owned or licensed, as applicable, by the Company Group immediately following the consummation of the Merger in the same manner and subject to the same terms as owned or licensed, as applicable, by the Company Group immediately prior to the consummation of the Merger without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such IT System or Technology, except as set forth in Section 3.3 of the Disclosure Schedules.

(i)            With respect to the Company IT System, the Company Group (i) has implemented reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures in accordance with industry standards, as well as a reasonable written information security plan and business continuity plan, (ii) has taken reasonable measures and implemented reasonable safeguards in accordance with industry standards to prevent the introduction of any Malware into the Company IT Systems and (iii) has implemented reasonable security measures in accordance with industry standards designed to prevent and detect any advanced persistent threats to the Company IT Systems and no such advanced persistent threats have been detected by the Company since the Lookback Date. None of the Company IT Systems and the Company Software, and to the knowledge of the Company, none of the Licensed IT Systems, contains or makes available any Malware.

(j)            With respect to the Company IT System, the Company Group has, within the past twelve (12) months, conducted reasonable penetration testing and data backup, data storage, system redundancy and disaster avoidance and recovery testing consistent with industry best practices. The Company Group has delivered or made available to Parent true, correct and complete copies of the results and reports of any third Person certifications for the Company IT System relating to data security and management processes and controls, including such processes and controls for the Processing of Personal Information.

(k)            No Company Group Member has disclosed or delivered or authorized the disclosure or delivery, of any Company Source Code to any Person, and no Person has the right, contingent or otherwise, to obtain access to or use any Company Source Code other than disclosures or deliveries to employees, contractors and consultants who are (i) engaged by the Company or its subsidiaries to provide services related to such Company Source Code and (ii) bound by written, valid and enforceable non-disclosure agreements protecting the confidentiality of the Company Source Code, which agreements have not been breached in any material respect. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any Company Source Code to any Person who is not, as of the date hereof, an employee, contractor or consultant of the Company or its Subsidiaries or engaged by the Company Group to provide services related to such Company Source Code, pursuant to written, valid and enforceable non-disclosure agreement protecting the confidentiality of the Company Source Code.

(l)            The Company Group has delivered or made available to Parent true, correct and complete copies of the results and reports of any analysis of the Company’s source code conducted by the Company Group (other than routine scans in the Ordinary Course of Business) or a third party, at any time since the Lookback Date through the date hereof, including, to the extent applicable, any analysis of Open Source Software that is contained in, embedded in, or linked to the current version of any Company Software, product or service of the Company Group. The Company Group is in material compliance with all licenses for all Open Source Software that is distributed by the Company Group, or that is contained in, embedded in, or linked to the current version of any Company Software, product or service of the Company Group, or from which any such Software, product or service is derived. No Software that is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) has been contained in, embedded in, or linked to any Company Software, product or service of the Company Group (and no Software, product or service of any Company or its Subsidiaries has been derived from any such copyleft or other Software) in a manner that requires, or conditions the use or distribution of any Company Software on, the disclosure, licensing, or distribution of the source code for any Company Software or the grant of any license or other right in, to or under any Company Intellectual Property.

(m)            Each Company Group Member is in compliance in all material respects with all applicable Laws and Contracts to which the Company Group is a party relating to the development, implementation, deployment or other use of AI Technology. Since the Lookback Date, there has been no written notice, proceeding or Order by any Governmental Entity or other Person concerning any Company Group Member’s development, implementation, deployment or other use of AI Technology. Since the Lookback Date, there has been no Action brought or, to the Knowledge of the Company, threatened by any Governmental Entity or other Person (i) alleging that any AI Inputs used in the development, training, improvement or testing of any Company AI Product were falsified, biased, untrustworthy or manipulated in an unethical or unscientific way, or (ii) otherwise concerning any Company AI Product or any Company Group Member’s development or implementation of AI Technology, and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to give rise to any of the foregoing.

(n)            Each Company Group Member has (i) obtained all licenses, consents and permissions, provided all notices and disclosures, and otherwise have all rights, in each case, as required for such Company Group Member under applicable Law and under all Contracts with third-party providers of AI Inputs, to collect and use all AI Inputs used by or on behalf of the Company Group in the development, operation or improvement of all AI Technology used by the Company Group and (ii) complied in all material respects with all use restrictions and other requirements of any consent, permission or other Contract, and any website terms of use, terms of service or other terms, governing the Company Group’s collection and use of such AI Inputs.

(o)            The Company owns all right, title and interest in and to, or has sufficient and valid rights regarding, all Company AI Products and AI Technology used in the conduct of the Business. The Company and its Subsidiaries have all rights necessary, without breaching any third-party Contract (including any Contract under which the Company obtains access to any AI Input) or resulting in any obligation to pay any payment, royalty or other revenue sharing or payment sharing arrangement to any third party, to use, distribute and otherwise exploit such Company AI Products in the conduct of the Business as currently conducted, and all such rights, title and interest will survive unchanged following the consummation of the Transactions. The Company has sufficient rights to third-party AI Inputs to the extent any Company Group Member used third party AI Input to train Company AI Products prior to the Closing and will have sufficient rights to the Company AI Products following the expiration or termination of any third-party Contract pursuant to which such third-party AI Input was obtained or derived from to continue using all Company AI Products trained on such AI Inputs prior to the Closing.

(p)            Since the Lookback Date, each Company Group Member has taken reasonable measures in accordance with industry standards to protect the confidentiality of its customers’ Personal Information and other Personal Information to which it has access and to prevent unauthorized Process, access, modification, loss, theft, disclosure or other misuse of such information, including by implementing reasonable measures in accordance with industry standards with respect to the administrative, technical and physical security of such Personal Information.

(q)            Each Company Group Member has been since the Lookback Date and are in compliance in all material respects with all applicable Privacy Requirements that regulate or limit the creation, receipt, transfer, collection, storage, maintenance, Processing, use, disclosure or transmission of, or otherwise relate to the privacy, security or protection of, medical records, patient information financial or credit information or any other data or Personal Information made available to, created, received, transferred, collected, stored, maintained, Processed, used, disclosed or transmitted by the Company or its Subsidiaries. No Company Group Member has since the Lookback Date experienced any incident of breach, unauthorized Processing, access, disclosure, use, destruction, compromise, unavailability or loss of any Personal Information that the Company or any of its Subsidiaries (or a third person on behalf of any of them) creates, receives, transfers, collects, stores, maintains, Processes, uses, discloses or transmits, including a breach of security or breach of security of the system as defined under Privacy Laws. The Company and its Subsidiaries, and, to the Knowledge of the Company, any third Persons acting on its or their behalf, maintain a comprehensive and written information privacy and security program consistent with industry standards that maintains reasonable measures designed to protect the privacy, operation, confidentiality, integrity, and security of all Personal Information against any security breach (“Privacy and Security Policies”). The Company and its Subsidiaries have at all times since the Lookback Date: (i) provided adequate notice and obtained any necessary consents from end users required for the Processing of Personal Information as conducted by the Company or any of its Subsidiaries in accordance with Privacy Laws applicable to the Company and/or the applicable Subsidiary and (ii) abided by any privacy choices (including opt-out preferences) of its end users relating to Personal Information contained in accordance with the Company’s Privacy and Security Policies.

(r)            All employees of and consultants to the Company or its applicable Subsidiary who have access to or have a role in the Processing of Personal Information have been informed of and trained regarding all applicable Privacy and Security Policies. The Company has delivered or made available to Parent true, correct and complete copies of all Privacy and Security Policies relating to the Processing and security of Personal Information by the Company or any of its Subsidiaries.

(s)            No Company Group Member is and has since the Lookback Date been under investigation by any Governmental Entity for a violation of any applicable Privacy Law. There are no asserted or, to the Knowledge of the Company, threatened in writing claims, notices or complaints against the Company or any of its Subsidiaries (whether by a Governmental Entity or any other third Person) relating to the Processing of Personal Information by the Company or its Subsidiaries, or, to the Knowledge of the Company, any third Persons acting on its or their behalf. The consummation of the Merger by the Company will not (i) result in any breach or violation of any of the Company’s Privacy and Security Policies or (ii) violate any applicable Privacy Requirements.

Section 3.13            Litigation. (a) There is no pending Action or, to the Knowledge of the Company, threatened Action or, to the Knowledge of the Company, investigation, against any Company Group Member, or any of their respective properties, assets or businesses, by any Governmental Entity or by any other Person (before, or, to the Knowledge of the Company, threatened to be before, any Governmental Entity), other than Actions or investigations that would not reasonably be expected to be material to the Company Group, taken as a whole, and would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions, (b) there have been no such pending Actions or, to the Knowledge of the Company, threatened Actions or, to the Knowledge of the Company, such investigations commenced against the Company since the Lookback Date, and (c) no Company Group Member is, or has been since the Lookback Date subject to any outstanding Order or Action asserted by a Governmental Entity alleging any violation of applicable Law in any material respect.

Section 3.14            Employee Benefit Plans.

(a)            Section 3.14(a) of the Disclosure Schedules sets forth a true, correct and complete list, as of the date hereof, of each Company Plan. The Company has provided or made available to Parent or its representatives true, complete and correct copies, as applicable, of: (i) all plan documents embodying each Company Plan including all amendments thereto and all related trust documents, or a written description of such Company Plan if such plan is not set forth in a written document, (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Plan, (iii) if the Company Plan is funded, the most recent annual and periodic accounting of Company Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Plan, (v) all material written agreements and material contracts relating to each Company Plan (vi) all material and non-routine correspondence to or from any Governmental Entity relating to any Company Plan since the Lookback Date, (vii) all nondiscrimination test reports for each Company Plan for the three most recent plan years, and (viii) the most recent IRS determination, opinion, notification or advisory letters issued with respect to each Company Plan.

(b)            Neither the Company nor any of its ERISA Affiliates has ever maintained, established, sponsored, participated in, contributed to, or agreed or been required to maintain, establish, sponsor, participate in or to contribute to, (i) any “employee benefit pension plan” (as defined in Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code; (ii) any multiemployer plan (as defined in Sections 3(37) and 4001(a)(3) of ERISA); (iii) any multiple employer plan or plan described in Section 413 of the Code; or (iv) any multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA.

(c)            Each Company Plan has been established, funded, operated, maintained and administered in compliance in all material respects with its terms and applicable Law. Each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a current favorable determination letter or is the subject of a favorable opinion or advisory letter from the IRS on which the Company can rely and, to the knowledge of the Company, nothing has occurred that could reasonably be expected to affect the qualified status or qualification of any such Company Plan. The Company Group has not incurred (whether or not assessed) any material penalty or material Tax under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code. There have been no non-exempt “prohibited transactions” (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breaches of fiduciary duty (as determined under ERISA) with respect to any Company Plan. All contributions, distributions, reimbursements and premium payments required under the terms of any Company Plan or applicable Law have been timely made for all periods ending prior to the Closing Date, or if not yet, due, properly accrued in accordance with the Accounting Principles.

(d)            Each Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder in all material responses, and, (ii) been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(e)            There are no actions, suits or claims pending or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Plan or against the assets of any Company Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS or any other Governmental Entity with respect to any Company Plan.

(f)            No Company Group Member has any obligation to gross-up, indemnify or otherwise reimburse any current or former director, officer, employee or individual consultant of the Company Group for any Taxes incurred by such Person, including under Code Section 409A or Code Section 4999, or any interest or penalty related thereto.

(g)            Except as set forth in this Agreement, neither the execution and delivery of this Agreement or any Transaction Document thereto nor the consummation of the Transactions (alone or together with any other event) will (i) entitle any current or former director, officer, employee or individual consultant of the Company Group to severance pay, or any other termination payment or benefit from the Company Group; (ii) increase any payment, benefit or other compensation that becomes due or payable to any current or former director, officer, employee or individual consultant of the Company Group; (iii) accelerate the time of payment, funding (through a grantor trust or otherwise) or vesting, or increase the amount of compensation, payment or benefits due any current or former director, officer, employee or individual consultant; (iv) directly or indirectly cause the Company Group to transfer or set aside any assets to fund any material benefits under any Company Plan; (v) otherwise give rise to any material liability under any Company Plan; or (vi) result in any payment or benefit that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(h)            No Company Plan provides, or reflects or represents any liability to provide, post-termination or retiree or post-employment life insurance, health or other employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable Law.

(i)            No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Service Providers who reside or work outside of the United States.

Section 3.15            Insurance.

(a)            Section 3.15(a) of the Disclosure Schedules sets forth a true, correct and complete list, as of the date hereof, of all policies or binders of fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company Group (collectively, the “Insurance Policies”), which policies cover such risks as the Company reasonably believes, based on past experience, is adequate for the business and operations of the Company Group. The Company has made available to Parent prior to the date hereof true, correct and complete copies of the Insurance Policies.

(b)            Except for policies that have expired pursuant to their terms after the date hereof, all Insurance Policies (or policies or renewals thereof, or replacements thereof having substantially the same or greater coverage, on terms not materially less favorable to the Company Group) (i) are in full force and effect and all premiums due and payable on such Insurance Policies have been paid and (ii) are valid and enforceable in accordance with their terms (subject to the Bankruptcy and Equity Exception). The Company Group is in compliance in all material respects with the terms and conditions of the Insurance Policies and, as of the date hereof, no Company Group Member has received any written notice of termination, cancellation or nonrenewal of any Insurance Policy and, to the Company’s Knowledge, no such termination, cancellation or nonrenewal is threatened.

Section 3.16            Compliance with Laws; Permits. The Company Group (a) is, and has been since the Lookback Date, in material compliance with all Laws applicable to the Company Group or its business operations; and (b) holds, and has held since the Lookback Date, all Permits required by Law for the lawful conduct of their respective businesses as presently conducted (but, for the avoidance of doubt, excluding any Permits and Contracts relating to Intellectual Property), each of which is set forth Section 3.16 of the Disclosure Schedules (the “Business Licenses”). All Business Licenses are valid and in good standing and are in full force and effect, and the Company Group is in material compliance with the terms of all of the Business Licenses. No Action is pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in any revocation or limitation pertaining to any such Business License. Since the Lookback Date, the Company Group has not received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity regarding any violation of, or failure to comply with, any Law or Business License, or regarding the revocation, withdrawal, suspension, cancellation, termination or modification of any Business License.

Section 3.17            Environmental Matters.

(a)            Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, (i) the Company Group is in compliance with all applicable Environmental Laws, including obtaining, maintaining and complying with all Permits required under Environmental Laws for the operation of its business, and (ii) there have been no Hazardous Materials present at or about any of the real properties or facilities owned, operated or leased by the Company Group in amount or condition that would reasonably be expected to result in liability to the Company Group relating to or arising under any Environmental Laws.

(b)            Since the Lookback Date, (i) there has not been any investigation or Action relating to or arising under any Environmental Laws that is pending or, to the Knowledge of the Company, threatened against the Company Group or any real property or facility owned, operated or leased by the Company or any of its Subsidiaries and (ii) none of the Company Group has entered into or is otherwise subject to any obligation, liability, Order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws.

Section 3.18            Affiliate Transactions. No Person that holds 5% or more of the Company Stock or any officer, employee, member of the board of directors or Affiliate of the Company, or any immediate family of any of the foregoing but excluding any portfolio company (other than, for the avoidance of doubt the Company) of any Financial Equityholder, (a) is a party to any Contract or transaction with the Company Group (other than employment agreements), (b) has any interest in any property or right used by the Company Group, (c) to the Knowledge of the Company, has a claim or cause of action against the Company Group, or (d) owes or is owed any payment or obligation to or by the Company Group (other than in connection with employment agreements) (collectively, “Affiliate Contracts”).

Section 3.19            Employees.

(a)            The Company has made available a true, complete and correct list as of the date hereof containing the employee name or identification number, date of hire (or recognized service date), job title, location, overtime exemption classification under federal law, and annual base salary or hourly wage rate, target annual bonus (and for sales employees, annual sales incentive targets), and any visas or work permits held (with any applicable expiration dates), of each Employee who is employed by the Company immediately before the Effective Time.

(b)            The Company has made available a true, complete and correct list containing the name, original date of engagement, and consulting or contracting fee for each natural Person who serves as a consultant, independent contractor or other non-employee service provider of the Company Group.

(c)            None of the Company Group is a party to or bound by any CBA; no Employees are represented by any labor union or labor organization with respect to their employment with the Company Group; and there is no, and since the Lookback Date, there has been no actual or, to the knowledge of the Company, threatened, unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing, or other labor disputes against or affecting the Company Group. No labor union, labor organization, works council, or group of Employees of the Company Group has made a pending demand in writing for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, since the Lookback Date, there have not been, and there currently are no, labor union organizing activities with respect to any Employees.

(d)            The Company Group is, and since the Lookback Date, has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, harassment, retaliation, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, employee training and notices, and unemployment insurance. There is no Action pending, at Law or in equity, or before or by any Governmental Entity, or, to the knowledge of the Company, threatened between the Company Group, on the one hand, and (i) any Company Service Provider or (ii) any person who is seeking or who formerly sought to become a Company Service Provider, on the other, in connection with the employment or termination of employment of any such Company Service Provider.

(e)            Since the Lookback Date, no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective current or former Company Service Providers. No Company Group Member is party to any settlement agreement with a Company Service Provider involving allegations of sexual harassment, discrimination or other misconduct by a current or former Company Service Provider.

(f)            To the Knowledge of the Company, no former or current Employee is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or (ii) to a former employer of any such Employee relating (A) to the right of any such Employee to be employed by the Company or (B) to the knowledge or use of trade secrets or proprietary information.

(g)            The Company Group is and, since the Lookback Date, has been in compliance in all material respects with all notice and other requirements under the Worker Adjustment and Retraining Notification Act and any similar Law relating to plant closings and layoffs.

(h)            No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material reduction in hours, or material reduction in salary or wages, affecting a group of Employees has occurred since the Lookback Date or is currently contemplated, planned or announced.

Section 3.20           Anti-Corruption.

(a)            Since the Lookback Date, there has been no action taken by the Company Group or any of its officers, directors or employees, or, to the Knowledge of the Company, any agent, representative, sales intermediary or other third party, in each case, acting on behalf of the Company Group, in violation of any anti-bribery, anti-corruption and anti-money laundering Laws of any jurisdiction in which the Company Group operates or has operated and in which any agent thereof is conducting or has conducted business involving the Company Group, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd 1 et seq.) (the “Anti-Corruption Laws”), except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole. The Company Group has instituted, and since the Lookback Date has maintained, policies and procedures designed to ensure compliance by the Company Group with, and to prevent breaches by the Company Group of, Anti-Corruption Laws.

(b)            None of the Company Group nor any director or officer of the Company Group, nor, to the Knowledge of the Company, any employee, agent or representative or other Person who performs or has performed services on behalf of the Company Group has, directly or indirectly, violated any, or been subject to actual or, to the Knowledge of the Company, pending or threatened Actions, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law or any Law related to terrorism financing.

(c)            None of the Company Group nor any director or officer of the Company Group, nor, to the Knowledge of the Company, any employee, agent or representative or other Person who performs or has performed services on behalf of the Company Group has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage (i) that would violate any applicable Anti-Corruption Law or (ii) to or for a Public Official with the intention of (A) improperly influencing any official act or decision of such Public Official, (B) inducing such Public Official to do or omit to do any act in violation of his or her lawful duty, (C) securing any improper advantage or (D) inducing such Public Official to influence or affect any act or decision of any Governmental Entity or commercial enterprise owned or controlled by any Governmental Entity.

(d)            None of the Company Group, nor any director or officer of the Company Group, nor, to the Knowledge of the Company, any employee, agent or representative or other Person who performs or has performed services on behalf of the Company Group, is a Person that is the subject or target of economic sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control (including the designation as a “Specially Designated National or Blocked Person” thereunder), or any executive order, directive or regulation pursuant to the authority thereunder, including the regulations of the United States Department of the Treasury set forth under 31 CFR, Subtitle B, Chapter V, or any orders or licenses issued thereunder (collectively, “Sanctions”). Since the Lookback Date, no Company Group Member has been in material violation of applicable Sanctions.

Section 3.21            Brokers; Finders; etc. No broker, investment banker, financial advisor, intermediary, finder or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of the Company’s Affiliates, other than FTP Securities LLC and Financial Technology Partners LP, whose fees and expenses will be paid by the Company. The Company has made available to Parent correct and complete copies of all Contracts pursuant to which FTP Securities LLC and Financial Technology Partners LP are entitled to any fees and expenses in connection with any of the transactions contemplated hereby; provided, that, the Company may satisfy such representation by having directly provided such copies to Parent on a confidential basis, in lieu of posting such copies to the online data room hosted on behalf of the Company.

Section 3.22            Key Vendors.

(a)            Section 3.22(a) of the Disclosure Schedules sets forth a true, correct and complete list of the twenty (20) most material vendors of the Company and its Subsidiaries, as measured by expenditures of the Company and its Subsidiaries, on a consolidated basis, during the twelve (12) months ended September 30, 2024 (the “Key Vendors”).

(b)            Since the Lookback Date, through the date hereof, the Company has not been involved in any material dispute with, or made any material claim against or been subject to any material claim by, any Key Vendor.

(c)            To the Knowledge of the Company, as of the date hereof, no Key Vendor has or has threatened in writing to (i) terminate any Material Contract prior to its expiration in accordance with the terms thereof or (ii) adversely modify in any material respect its existing relationship with the Company Group.

Section 3.23           Consumer Financial Regulatory Compliance. The Company Group has instituted, and since the Lookback Date has maintained, a compliance management system, appropriate, in all material respects, for its scope of business activities, that: (a) includes policies and procedures designed to ensure compliance by the Company Group with, and to prevent breaches by the Company Group of all Laws applicable to the Company Group or its business operations relating to consumer finance, lending, payments, or protection of consumers and to ensure the Company Group’s continued good standing under all of the Business Licenses; (b) has involved dedication of sufficient personnel and resources to support the maintenance and implementation of such policies and procedures; (c) has been supported by appropriate involvement of the Company Group’s senior management; and (d) represents an approach to compliance management that is reasonable and customary for a similarly sized company offering similar consumer financial products and services as the Company Group.

Section 3.24           No Other Representations or Warranties. Notwithstanding any provision of this Agreement to the contrary, except for the representations and warranties expressly made by the Company in this Article III or the other Transaction Documents or any certificate delivered, prior to the Closing, by the Company pursuant to this Agreement (the “Definitive Company Representations”), the Company has not made and does not make any representation or warranty, express or implied, either written or oral, with respect to the Company Group, the Company Securityholders, any of their respective Affiliates or Representatives or any other Person or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing. Except for the Definitive Company Representations, all other representations and warranties, whether express or implied, are expressly disclaimed by the Company Group, the Company Securityholders and each of their respective Affiliates and Representatives.

Section 3.25           No Reliance. The Company acknowledges and agrees, for itself and on behalf of its Affiliates and the Representatives of each of the foregoing, that, except for the representations and warranties of Parent and Merger Sub expressly set forth in Article IV hereof or the other Transaction Documents or any certificate delivered, prior to the Closing, by the Company pursuant to this Agreement (the “Definitive Parent Representations”), (a) neither Parent nor Merger Sub nor any other Person makes, or has made, any representation or warranty, express or implied, relating to the Company, Parent, Merger Sub or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions, (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty, express or implied, relating to the Company, Parent, Merger Sub or any of their business or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty has not been relied upon by the Company, any of its Affiliates or the Representatives of any of the foregoing as having been authorized by Parent or Merger Sub or any other Person, and (c) the Company, its Affiliates and the Representatives of each of the foregoing are not acting, including, as applicable, by entering into or consummating this Agreement or the Transactions, in reliance on any representation or warranty, express or implied, written or oral, or in reliance on any materials, statements or information provided or addressed to the Company, its Affiliates or the Representatives of any of the foregoing, in any presentations by Parent or Merger Sub or their Affiliates or in any other form or setting, or in reliance on the accuracy or completeness of any such representation, warranty, materials, statements or information.

Article IV

REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Each of Parent and Merger Sub jointly and severally represents and warrants to the Company, subject to the exceptions disclosed in the Parent SEC Documents (excluding any disclosures set forth in any risk factor section or in any other section to the extent such statements are cautionary, predictive or forward-looking in nature), as follows:

Section 4.1             Organization, Standing and Power.

(a)            Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite limited liability company power and authority necessary to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted.

(b)            Each of Parent and Merger Sub is duly qualified or licensed to transact business in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 4.2            Authorization.

(a)            Each of Parent and Merger Sub has all necessary corporate power and authority, as applicable, to execute and deliver this Agreement, and to perform its respective obligations hereunder and, assuming the filings, approvals or waiting periods referred to in Section 4.4 are duly made, obtained or satisfied, to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by each of Parent and Merger Sub of the Transactions, have been duly and validly authorized by all requisite corporate action, as applicable, of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the other Parties, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)            No vote or consent of the holders of any class or series of share capital or other equity interest of Parent is necessary to approve this Agreement, the Merger or the transactions contemplated hereby (including, for the avoidance of doubt, the issuance of the Closing Stock Consideration).

Section 4.3             Noncontravention. Assuming compliance with the matters referenced in Section 4.4 (including the making, receipt or satisfaction of the filings, approvals or waiting periods referred to therein), neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent and Merger Sub with any of the terms or provisions hereof, will (a) conflict with or violate any provision of (i) the certificate of incorporation or bylaws of Parent or (ii) the certificate of incorporation, bylaws or other comparable governing documents of the Subsidiaries of Parent, including Merger Sub, or (b) (i) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, violate any Law or Order applicable to Parent or Merger Sub, (ii) with or without notice, lapse of time or both, violate, breach, result in a loss of benefits or constitute a default under any of the terms, conditions or provisions of any Contract or Permit to which Parent or Merger Sub is a party or accelerate, require a payment under or give rise to a right of termination, purchase, sale, cancellation, modification or acceleration of any of Parent’s or Merger Sub’s obligations under any such Contract or Permit or to the loss of any benefit under a Contract or Permit or (iii) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of Parent or any of its Subsidiaries, except, in the case of clause (b), for such violations, defaults, accelerations, payments, rights, losses and creations as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 4.4             Governmental Consents, etc. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and as required under applicable Antitrust Laws, no consents, authorizations or approvals of, or filings, declarations or registrations with, any Person or Governmental Entity are necessary for the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions, other than such other consents, authorizations, approvals, filings, declarations or registrations that, if not obtained, made or given, as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 4.5             Litigation. Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (a) there is no pending or, to the knowledge of Parent, threatened Action or, to the knowledge of Parent, investigation, against Parent, Merger Sub or any of their respective Subsidiaries, or their respective properties, assets or businesses, by any Governmental Entity or by any other Person (before, or, to the Knowledge of the Company, threatened to be before, any Governmental Entity), (b) there have been no such pending Actions or, to the knowledge of Parent, threatened Actions or, to the knowledge of Parent, investigations commenced against Parent or Merger Sub since the Lookback Date, and (c) none of Parent, Merger or any of their respective Subsidiaries is, or has been since the Lookback Date subject to any outstanding Order or Action asserted by a Governmental Entity alleging any violation of applicable Law in any material respect.

Section 4.6             SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)            Throughout the past two (2) years, Parent has timely filed or furnished, as applicable, all reports, schedules, forms, statements, exhibits and other filings, together with any amendments required to be made with respect thereto, that it has been required to file or furnish with the SEC pursuant to the reporting requirements of the Exchange Act (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”), except where the failure to file such Parent SEC Documents would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken together. As of the respective dates of their filing with the SEC, the Parent SEC Documents complied in all material respects with the rules and regulations of the SEC under the Exchange Act, and none of the Parent SEC Documents, as of the respective dates of their filing with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

(b)            The financial statements and notes contained or incorporated by reference in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent as of the dates thereof and the consolidated results of Parent’s operations, changes in shareholders’ equity, and cash flows then ended and for the periods referred to in such financial statements, all in accordance with (i) GAAP applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except, in each case, as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable). Parent is in compliance in all material respects with the applicable listing requirements of the Nasdaq Global Select Market and Parent has not received written notice from the Nasdaq Global Select Market regarding any failure to so comply.

(c)            Neither Parent nor any of Parent’s Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, reserved against or otherwise described on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto and were not so reflected on, reserved against or described, except liabilities or obligations (i) reflected on, reserved against or described on the audited consolidated financial statements of Parent included in the Parent SEC Documents, including the notes thereto, (ii) incurred after September 30, 2024 in the Ordinary Course of Business, (iii) incurred by Parent in connection with the Transactions or (iv) as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.7             Absence of Certain Changes. Since December 31, 2023, (a) through the date hereof, except for the Transactions, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) there has not been any event, change, development, occurrence or effect that has had or would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

Section 4.8             Compliance with Laws. Except for such noncompliance as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, each of Parent and its Subsidiaries (including Merger Sub) is and has been since the Lookback Date in compliance with all Laws applicable to them or their respective business operations. Parent and its Subsidiaries do not offer, and since the Lookback Date, have not offered any consumer financial product or service that would reasonably be expected to be regulated under the Consumer Financial Protection Act, 12 U.S.C. § 5481(5).

Section 4.9             Parent Financial Resources. Parent has as of the date of this Agreement and will have on the Closing Date sufficient funds, in the form of cash or availability to borrow revolving or delayed draw term loans under existing committed credit facilities, to make payment of all amounts to be paid by it hereunder on and after the Closing Date and all of Parent’s related fees and expenses incurred in connection with the Transactions. The obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding Parent’s or Merger Sub’s, their respective Affiliates’ or any other Person’s ability to obtain any financing for the consummation of the Transactions. Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Surviving Corporation or any of their respective Subsidiaries. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, the accuracy of the representations and warranties set forth in Article III and the consummation of the Transactions, immediately after the consummation of the transactions contemplated by this Agreement (a) the present fair saleable value (determined on a going concern basis) and the fair value of the assets of Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries on a consolidated basis will be greater than the total amount of their probable liabilities (including a reasonable estimate of the probable amount of all contingent liabilities), (b) Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries on a consolidated basis will be able to pay their respective debts and obligations in the ordinary course of business as they mature and become due, and (c) Parent, Merger Sub, the Surviving Corporation and their respective Subsidiaries on a consolidated basis will not have, or have access to, unreasonably small capital to carry on their respective businesses and the businesses in which they are about to engage. For the purposes of this Section 4.9 a reasonable estimate of the probable amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

Section 4.10            Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the Transactions. All of the outstanding equity interests of Merger Sub are owned directly or indirectly by Parent. There are no options, warrants or other rights, agreements, arrangements or commitments to which Merger Sub is a party relating to the issued or unissued equity interests in Merger Sub or obligating Merger Sub to grant, issue or sell any equity interests in Merger Sub, by sale or otherwise. There are no obligations, contingent or otherwise, of Merger Sub to repurchase, redeem or otherwise acquire any equity interests of Merger Sub. Except for obligations or liabilities incurred in connection with its incorporation or organization and the Transactions, Merger Sub has not and, as of the Closing, will not have incurred, directly or indirectly, through any Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.11            Acquisition for Investment. Parent has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Transactions. Parent confirms that (a) the Company has made available to Parent and Parent’s Representatives (i) the opportunity to ask questions of the officers and management employees of the Company Group, and (ii) access to the documents, information and records of the Company Group, and (b) Parent has reviewed all such documents, information and records made available to it as Parent has deemed necessary or appropriate to consummate the transactions contemplated herein, subject to the representations, warranties, covenants and agreements of the Company and the Representative herein. Parent is acquiring the Company Stock for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the membership interests of the Surviving Corporation. Parent is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Parent understands and agrees that the equity interests of the Surviving Corporation may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available thereunder, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

Section 4.12            Brokers; Finders; etc. No broker, investment banker, financial advisor, intermediary, finder or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates, other than Greenhill & Co. Inc.

Section 4.13            No Other Representations or Warranties. Notwithstanding any provision of this Agreement to the contrary, except for the Definitive Parent Representations, none of Parent, Merger Sub, nor any Affiliate thereof nor any other Person has made or makes any representation or warranty, express or implied, either written or oral, with respect to Parent or Merger sub or any other person or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the company or any of its Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing. Except for the Definitive Parent Representations, all other representations and warranties, whether express or implied, are expressly disclaimed by parent and merger sub.

Section 4.14            No Reliance. Parent and Merger Sub acknowledge and agree, for themselves and on behalf of their respective Affiliates and the Representatives of each of the foregoing, that, except for the Definitive Company Representations, and the representations and warranties of certain Company Securityholders expressly set forth in the Transaction Documents executed by such Company Securityholders in their capacities as Company Securityholders, (a) neither the Company nor any other Person makes, or has made, any representation or warranty, express or implied, relating to any Company Group Member or its business or operations or otherwise in connection with this Agreement or the Transactions, (b) no Person has been authorized by the Company Group, the Company Securityholders or their respective Affiliates and the Representatives to make any representation or warranty, express or implied, relating to the Company Group or its business or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty has not been relied upon by Parent or Merger Sub, any of their respective Affiliates or the representatives of any of the foregoing as having been authorized by the Company or any other Person, and (c) Parent and Merger Sub, their respective Affiliates and the representatives of each of the foregoing are not acting, including, as applicable, by entering into or consummating this Agreement or the Transactions, in reliance on any representation or warranty, express or implied, written or oral, or in reliance on any materials, statements or information provided or addressed to Parent or Merger Sub, their respective Affiliates or the representatives of any of the foregoing in any electronic data room hosted by or on behalf of the Company in connection with the Transactions, in any presentations by the Company’s management or in any other form or setting, or in reliance on the accuracy or completeness of any such representation, warranty, materials, statements or information.

Article V

COVENANTS

Section 5.1            Conduct of Business. During the Pre-Closing Period, except (i) as set forth in Section 5.1 of the Disclosure Schedules, (ii) as expressly permitted or required by this Agreement or (iii) as required by applicable Law, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned) in advance:

(a)            the Company shall, and shall cause each Subsidiary of the Company to, in all material respects, (i) conduct its business in the Ordinary Course of Business and (ii) use commercially reasonable efforts to preserve substantially intact the present business operations, organization, assets and goodwill of the Company and each Subsidiary of the Company, and preserve its existing relationships with Governmental Entities and its significant merchants, customers, vendors, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having significant business dealings with it (provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such other provision).

(b)            the Company shall not, and shall cause each Subsidiary of the Company not to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i)             amend, modify or waive any provision of the Organizational Documents or any organizational documents of any Subsidiary of the Company, organize any Subsidiary or acquire any capital stock or other securities, or equity or ownership interest in the business, of any other Person;

(ii)            declare, set aside or pay any dividend or other distribution in respect of any Company Stock or equity securities of any Subsidiary of the Company, or except in connection with any repurchase or redemption right in connection with the termination of employment of a service provider of a Company Group Member, redeem or purchase any Company Stock, or any rights to acquire Company Stock, or equity securities of any Subsidiary of the Company, or any rights to acquire such equity securities, or change any rights, preferences or privileges of any Company Stock or equity securities of any Subsidiary of the Company;

(iii)            issue, sell, create or authorize any shares of any Company Stock of any class or series or equity securities of any Subsidiary of the Company or any other of their respective securities, or issue, grant or create any warrants, obligations, subscriptions, options, restricted stock, restricted stock units, stock appreciation rights or other equity or equity-related awards, convertible securities, or other commitments to issue shares of any Company Stock or equity securities of any Subsidiary of the Company or any securities that are potentially exchangeable for, or convertible into, shares of any Company Stock or equity securities of any Subsidiary of the Company, other than the issuance of shares of Company Common Stock pursuant to the exercise of Options or conversion of the Company SAFEs, in each case, outstanding on the date hereof;

(iv)           subdivide, split, combine or reverse split the outstanding shares of Company Stock or equity securities of any Subsidiary of the Company or enter into any recapitalization affecting the number of outstanding shares of any Company Stock or equity securities of any Subsidiary of the Company or affecting any other of their respective securities;

(v)            modify or change the exercise or conversion rights or exercise or purchase prices of any Company Stock or equity securities of any Subsidiary of the Company, any stock options, warrants or other securities, or accelerate or otherwise modify the (A) right to exercise any option, warrant or other right to purchase any Company Stock or equity securities of any Subsidiary of the Company or other securities or (B) vesting or release of any shares of any Company Stock or equity securities of any Subsidiary of the Company or other securities from any repurchase options or rights of refusal held by it or any other party or any other restrictions;

(vi)           except as required by applicable Law or the terms of any Company Plan, (A) increase, or grant any increase in, the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, other than (1) for employees who are not executive officers, merit increases in annual base salary or wage rate in the Ordinary Course of Business (including consistent with past practice and timing of such merit increases) in respect of 2025 that do not exceed the amounts described in Section 5.1(b)(vi) of the Disclosure Schedule and (2) the payment of incentive or performance-based compensation for completed performance periods based on actual performance; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based awards or non-equity incentive awards, or amend or modify the terms of any outstanding equity- based or non-equity incentive awards; (D) establish any Company Plan which was not in existence prior to the date hereof (other than offer letters entered into in the Ordinary Course of Business that do not require the payment of severance and are substantially similar to the form offer letters of the Company Group made available to Parent), or amend or terminate any Company Plan in existence on the date hereof; (E) except with respect to promotions or hires described in Section 5.1(b)(vi) of the Disclosure Schedule, hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or who has (or would have) an annualized base salary or fees in excess of $200,000; (F) terminate the employment or engagement of any employee or any other service provider (who is a natural person) who is an executive officer or who has an annualized base salary or fees in excess of $200,000, other than for cause; (G) enter into, amend or terminate any collective bargaining agreement or other labor agreement; or (H) hire any employee or engage any other service provider (who is a natural person) who is located outside of the United States;

(vii)          create, incur, assume, suffer to exist or otherwise be liable with respect to any Indebtedness for borrowed money, other than (A) any advances under the Bridge IT Credit Facility (including any such funding required to support the Company’s installment loan or instant cash advance products or the Line of Credit Product), (B) Indebtedness incurred by a Subsidiary of the Company to the Company or to a wholly owned Subsidiary of the Company or (C) Indebtedness incurred by the Company to a wholly owned Subsidiary of the Company;

(viii)         sell, lease, transfer, subject to any Lien (other than Permitted Liens) or otherwise dispose of any material assets (other than Intellectual Property);

(ix)            sell, transfer, assign, exclusively license, subject to any Lien (other than Permitted Liens), let lapse, abandon, or otherwise dispose of, any material Company Intellectual Property or Technology;

(x)            (A) make any acquisitions of (including by merger, consolidation or acquisition of shares or assets or any other business combination) any corporation, partnership, other business organization or any equity or division thereof, or (B) any acquisition of assets from any Person in excess of $100,000 in the aggregate outside of the Ordinary Course of Business;

(xi)            make any loans, advances, guarantees or capital contributions to or investments in any Person, other than the Company or any of its Subsidiaries; provided, that such covenant shall not apply to or otherwise limit the Company’s products offered to its end users in the Ordinary Course of Business, including the installment loans issued by Coastal Community Bank to the Company’s end users pursuant to the Company’s standard terms and conditions;

(xii)            pay, discharge, settle or compromise any pending or threatened suit, action or claim which (1) requires payment by the Company or any of the Company’s Subsidiaries (exclusive of attorney’s fees) in excess of $75,000 in any single instance or in excess of $150,000 in the aggregate, or (2) imposes any obligations (other than for the payment of money, a release of claims, confidentiality and other de minimis obligations customarily included in monetary settlements) or restrictions on the operations of the Company or any of its Subsidiaries;

(xiii)           make any changes in financial accounting methods, principles, practices or procedures (or change an annual accounting period), except as may be required under GAAP; provided, that, for the avoidance of doubt, no such changes shall affect the Accounting Principles;

(xiv)          (A) make (inconsistent with past practice), change or revoke any material Tax election, (B) file any amendment to any income Tax Return of the Company Group, (C) settle or compromise or grant any extension of time or waiver of the limitation period with respect to any material Tax claim, audit, assessment or other proceeding relating to the Company or any of its Subsidiaries, other than in connection with customary extensions of time to file Tax Returns, (D) change any taxable period or any material Tax accounting method, (E) request a ruling relating to Tax, (F) enter into any closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any corresponding or similar provision of state, local or foreign Law) with any Tax authority, (G) surrender any right to claim a material refund of Taxes, (H) fail to pay any material Tax that becomes due and payable (including any estimated Tax payments), or (I) enter into any Tax sharing, Tax indemnity, Tax allocation or similar agreement or arrangement (other than an Ordinary Commercial Agreement);

(xv)           enter into any commitment for capital expenditures of the Company or any of its Subsidiaries in excess of $100,000 for all commitments in the aggregate (other than capitalized labor costs);

(xvi)          (A) enter into any new line of business (provided, that the Line of Credit Product shall not be considered a new line of business); (B) conduct business in any jurisdiction in which no Company Group Member currently conducts business; or (C) cease or wind down the operation of the Company’s businesses in any jurisdiction in which any member of the Company Group currently conducts business;

(xvii)         make any material changes with respect to collection or payment practices with respect to accounts receivable and accounts payable, except as may be required by applicable Law or GAAP;

(xviii)        adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation or restructuring of the Company or any of its Subsidiaries;

(xix)          (1) modify, amend, voluntarily terminate (other than pursuant to an expiration in accordance with its terms) or waive in any material respect any rights under any Material Contract (excluding, in each case, modifications, amendments and waivers that are effected in the Ordinary Course of Business and that are otherwise immaterial to the Company), or (2) enter into any new Contract that would be a Material Contract if entered into prior to the date hereof outside of the Ordinary Course of Business;

(xx)            enter into any agreement to purchase or sell any real property or lease, sublease or license any material real property;

(xxi)          enter into or modify any Affiliate Contract or any other Contract with any Company Securityholder or Affiliate thereof (other than a Subsidiary of the Company), other than Company Plans and any action with respect to changes in compensation and benefits permitted pursuant to Section 5.1(b)(vi);

(xxii)          modify, amend, terminate or let lapse any Business License; or

(xxiii)         take or agree, resolve or commit to do or take, by Contract, other arrangement or otherwise, any of the actions described in the preceding clauses (i)-(xxii) of this Section 5.1(b).

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company Group.

Section 5.2             Exclusivity.

(a)            During the Pre-Closing Period, the Company shall not, and shall cause its Affiliates and its and their respective its directors, officers and other employees not to, and shall direct its other agents and representatives not to, directly or indirectly solicit, initiate, entertain, intentionally encourage or accept any proposals or offers from any third party (including any third parties with whom the Company or its representatives may have had prior discussions) related to any merger, share sale (in whole or in part), consolidation or dissolution of the Company, or the sale (in whole or in part) of the business or any assets related thereto (including by way of license or other arrangement, other than sales of assets and licenses entered into in the Ordinary Course of Business, the exercise of any outstanding options or the conversion or settlement of any outstanding securities and customary repurchases of outstanding securities held by terminating employees) (each, an “Alternative Transaction”), or participate in any discussions regarding, or that may reasonably be expected to lead to, or furnish to any person any information with respect to, any such Alternative Transaction. If any representative of the Company takes any action that the Company is obligated pursuant to this Section 5.2 to cause such representative of the Company not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b)            The Company agrees that it (i) will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Alternative Transaction and (ii) as soon as practicable following the date hereof request in writing that all prospective purchasers of the Company to whom nonpublic information concerning the Company has been distributed on or prior to the date hereof in connection with the current process relating to the sale of the Company (other than Parent, Merger Sub and their respective Representatives acting on their respective behalf) return such information to the Company (or destroy such information) in accordance with the terms of the confidentiality agreements between the Company and such prospective purchasers.

Section 5.3             Access to Information.

(a)            During the Pre-Closing Period, upon reasonable prior written notice and subject to applicable Laws relating to the exchange of information and confidentiality obligations applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the possession of the Company or any of its Subsidiaries from time to time, the Company shall, and shall cause each of its Subsidiaries to, afford to the representatives of Parent and Merger Sub, during normal business hours and in a manner as to not interfere with the normal operation of the Company Group during the period prior to the Closing Date, reasonable access to the Company Group’s properties, books, Contracts, commitments, Tax Returns and records, and to their directors, officers, employees, accountants, counsel and other Representatives and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent and Merger Sub such information concerning their businesses, properties and personnel, in each case as Parent and Merger Sub may reasonably request in connection with this Agreement, including in connection with integration planning and/or obtaining, and seeking the removal of any exclusion from, any representation and warranty insurance policy sought by Parent. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Parent, Merger Sub or their respective representatives, to the extent doing so would (A) would reasonably be expected to jeopardize the privilege of any Company Group Member with respect to attorney-client communications or attorney work product, (B) require the disclosure of information or materials required to be kept confidential by applicable Law or by Contract, (C) require the disclosure of any information that is reasonably pertinent to any litigation in which a Company Group Member and Parent are adverse parties, (D) require the disclosure of information or materials about the Company’s consideration or valuation of the Transactions (or any alternative financings or transactions), including the negotiation, execution and delivery of this Agreement, (E) would unreasonably disrupt the operations of any Company Group Member, or (F) require the disclosure of communications regarding the identity of other Persons that, prior to the date of this Agreement, expressed an interest in acquiring the Company and the terms of such proposals, in each case, during the sale process resulting in this Agreement and the Transactions (collectively, the “Disclosure Exceptions”). If the Company fails to disclose or to cause its Representatives to disclose any information in reliance on clause (A) or (B) above, the Company shall (1) reasonably promptly provide a written notice to Parent stating that it is withholding such access or such information and stating the justification therefor and (2) to the maximum extent possible, disclose such information in a way that would not violate such Law, waive such privilege or protection. The information provided pursuant to this Section 5.3 shall be used solely for the purpose of effecting the Transactions and integration planning purposes, and during the Pre-Closing Period or at any time following the termination of this Agreement, such information shall be kept confidential by Parent in accordance with the applicable terms and conditions of the Confidentiality Agreement.

(b)            Prior to the Closing, (i) any information provided to or obtained by Parent or Merger Sub pursuant to this Section 5.3 or any other provision of this Agreement will be subject to the Confidentiality Agreement and shall be held by Parent and Merger Sub in accordance with and be subject to the terms and conditions of the Confidentiality Agreement, and (ii) each of Parent and Merger Sub agree to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, which provisions are hereby incorporated herein by reference. No information provided to or obtained by Parent or Merger Sub pursuant to this Section 5.3 or any other provision of this Agreement shall affect or be deemed to modify any representation or warranty contained in this Agreement.

(c)            Prior to the Closing, to the extent not prohibited by applicable Law and subject to the Disclosure Exceptions, the Company shall provide prompt written notice to Parent upon the occurrence of any of the following events, conditions or circumstances: (i) any material developments or updates regarding the FTC Order obligations and compliance; (ii) material developments pertaining to any Action or investigation by any Governmental Entity concerning any Company Group Member; and (iii) issuance or denial of any Business License.

Section 5.4             Reasonable Best Efforts; Governmental Approvals.

(a)            Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable best efforts, and to cooperate with each other Party, to consummate the Transactions and to cause the conditions to the Closing set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable with respect to the transactions contemplated hereby (including making all legally required filings), including those applications, notices or filings set forth on Section 5.19 of the Disclosure Schedules (together with any filing under the HSR Act or other Antitrust Laws, the “Requisite Regulatory Approvals”), and (ii) obtaining as promptly as reasonably practicable any consent, clearance, authorization, nonobjection, expiration or termination, Order or approval of, or any exemption by, any Governmental Entity that is necessary, proper or advisable in connection with the transactions contemplated hereby, and to comply with the terms and conditions of any such consent, authorization, Order or approval.

(b)            Each of Parent, Merger Sub and the Company, as applicable, shall (i) respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any Governmental Entity and (ii) use reasonable best efforts to obtain termination or expiration of the waiting period under the HSR Act or any other Antitrust Laws. Each of Parent and Merger Sub shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), all steps required to avoid or eliminate impediments under any Laws that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as promptly as practicable, and in any event prior to the Termination Date, including sales, divestitures, licenses of or dispositions of assets or businesses of Parent or its Subsidiaries (including the Company or any of its Subsidiaries) or committing to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent or its Subsidiaries (including the Company or any of its Subsidiaries); provided, that notwithstanding anything to the contrary in this Agreement, nothing in this Agreement, including this Section 5.4(b), shall require Parent or any of its Affiliates to: (x) proffer to, agree to, or sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Closing, any assets of Parent, the Company or any of their respective Affiliates (or consent thereto); or (y) proffer to, agree to or implement any changes in, or any restrictions on or other impairment of, Parent’s ability to use, own, operate or take any other actions with respect to any assets of Parent, the Company or any of their respective Affiliates or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company and equity and debt securities held directly or indirectly by the Company if the actions and other matters under the preceding clause (x) or (y), individually or in the aggregate, would reasonably be expected to have a material adverse effect (measured on a scale relative to the Company) on the businesses of the Company Group as currently operated or the businesses of Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Substantial Detriment”).

(c)            Subject to applicable Law relating to the exchange of information, each of Parent and the Company shall and, to the extent applicable, shall cause its respective Affiliates and equity holders to: (i) promptly notify the other party of any written communication from any Governmental Entity concerning this Agreement or the Transactions and permit the other party to review in advance any proposed communication to any such Governmental Entity in response thereto; (ii) consult with the other party prior to participating in any meeting, telephone call, or discussion with any Governmental Entity with respect to any filing, investigation, or inquiry concerning this Agreement or the transactions contemplated hereby and provide the other party the opportunity to attend and participate in any such meeting, telephone call, or discussion; (iii) furnish the other party with copies of all correspondence, filings, and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby; provided that such material may be (A) redacted as necessary to comply with contractual arrangements, address legal privilege, or remove references to valuation or (B) designated as “outside counsel only”, which materials and the information contained therein shall be given only to outside counsel and previously agreed upon outside consultants; and (iv) provide a reasonable opportunity to the other party to comment on letters, presentations, whitepapers, and other substantive communications to the Governmental Entity and consider, in good faith, any reasonable comments on such correspondences, filings, and written communications. Parent shall, after good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, control and lead all communications, negotiations, timing decisions, and strategy on behalf of the parties relating to any approval under the Antitrust Laws and any litigation matters pertaining to the Antitrust Laws applicable to the Merger, and the Company shall take all reasonable actions to support Parent in connection therewith. Parent shall not (i) withdraw, or offer or commit to withdraw, any filing or notification described in Section 5.4(a) or (ii) commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or not consummate the Transactions, in each case, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed).

(d)            In furtherance of Section 5.4(a) above, each of Parent and the Company (and their respective Affiliates, if applicable), shall (i) file required filings under the HSR Act within one (1) Business Day following the date of this Agreement; (ii) promptly file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Entity that are required by other applicable Antitrust Laws in connection with the Transactions, and (iii) promptly file any applications, notices or filings set forth on Section 3.4 of the Disclosure Schedules. Parent and Merger Sub shall be solely responsible for and shall pay all filing fees required under the Required Regulatory Approvals.

Section 5.5             No Material Delay. Parent shall not and shall cause its controlled Affiliates not to acquire or enter, or publicly announce the intent to acquire or enter, into any agreement to acquire by merging or consolidating with or by purchasing a substantial portion of the assets of or equity in, or by any manner, or announce any acquisition of any company, business or assets if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to impose any material delay in the expiration or termination of any applicable waiting period or impose any material delay in the obtaining of, or materially increase the risk of not obtaining the authorizations as set out in Schedule 6.1(a).

Section 5.6            Stockholder Consent; Company Board Recommendation.

(a)            The Company shall take all action necessary to obtain as promptly as practicable, and in any event within one (1) Business Day following the date hereof, following the execution and delivery of this Agreement, the Stockholder Consent reflecting the Required Company Stockholder Approval, and shall deliver an executed copy of such Stockholder Consent to Parent no later than one (1) Business Day following the date hereof. The Company’s obligations under this Section 5.6(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Alternative Transaction.

(b)            The Company Board shall recommend that the Company Shareholders vote in favor of the approval and adoption of this Agreement and each Transaction Document and the approval of the Transactions, including the Merger (the “Company Board Recommendation”).

Section 5.7             Information Statement. As promptly as practicable (and no more than seven (7) Business Days) following the date hereof, the Company shall, in accordance with applicable Law, including Sections 228(e) and 262 of the DGCL, and the Organizational Documents, send an information statement in a form mutually acceptable to Parent and the Company (the “Information Statement”) to each Company Shareholder that has not previously executed the Stockholder Consent and who, if the Required Company Stockholder Approval had been taken at a meeting of the Company Shareholders, would have been entitled to notice of such meeting if the record date notice of such meeting had been the date that the Required Company Stockholder Approval is obtained, (a) notifying such Company Shareholder of the Company Board Recommendation and that (i) action has been taken by less than unanimous written consent of the holders of Company Stock, (ii) this Agreement was adopted by the Required Company Stockholder Approval pursuant to the Stockholder Consent, (iii) the Transactions constitute a “Sale of the Company” under the terms of the Voting Agreement that the Electing Holders (as such term is defined herein) have elected to be governed under Section 3 thereof, as a result of which the appraisal rights that would otherwise have been available to the Company Shareholders party to the Voting Agreement in respect of the Merger pursuant to Section 262 of the DGCL are waived, and (iv) appraisal rights are available to the Company Shareholders who are not party to the Voting Agreement in respect of the Merger pursuant to Section 262 of the DGCL, (b) seeking ratification of the appointment of the Representative, (c) including the notice required by Section 262(d)(2) of the DGCL in the Information Statement and (d) requesting such Company Shareholder to execute the Stockholder Consent; provided, that, the outside legal counsel of each of Parent and the Company may agree to extend such period via email without need for the written consent of any Party. The Company shall use its reasonable best efforts to obtain such waivers from each Company Shareholder who has not previously executed the Stockholder Consent and shall provide Parent and its representatives a reasonable opportunity to provide comments, and shall reflect all reasonable comments made by Parent or its representatives, to the Information Statement.

Section 5.8             Taxes.

(a)            Cooperation. Parent and the Representative, following the Closing, agree to furnish or cause to be furnished to the other, upon reasonable request, as promptly as practicable, such information and assistance relating to Taxes that is in the possession of Parent or the Representative (or their respective Affiliates), as applicable, or that can be obtained without undue burden, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by the Surviving Corporation, any Subsidiary of the Surviving Corporation or Parent, determining a liability for Taxes or a right to refund of Taxes, the making of any election relating to Taxes, the preparation for any audit by any Tax Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each Party shall use commercially reasonable efforts to make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Each Party shall retain all Tax Returns, schedules, work papers and other documents in its possession or control relating to Tax matters of the Company or any Subsidiary of the Company for taxable periods (or portions thereof) ending on or before the Closing Date until ninety (90) days after the expiration of the applicable statute of limitations for the Tax periods to which such Tax Returns and other documents relate. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense. Prior to the Closing, the Company agrees to reasonably cooperate with Parent to provide any relevant information within its possession requested by Parent that is reasonably necessary for Parent to determine the limitations, if any, on any of the Company’s Tax loss carryforwards under Sections 382, 383 and 384 of the Code or any similar provision of Law of any other jurisdiction applicable to any of the Company; provided, however, that the Company shall not be required to expend its own funds or to engage outside Tax advisors in connection with such cooperation. For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, none of Cash, Indebtedness, Transaction Expenses or Net Working Capital shall include any Liabilities for Taxes of the Company Group (including the employer share of any payroll or similar Taxes payable by the Company Group or any other Person with respect to the Transactions).

(b)            Transfer Taxes. Notwithstanding anything to the contrary herein, all transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne and paid 50% by Parent and 50% by the Company Securityholders. The party responsible for filing the Tax Returns with respect to any such Transfer Taxes shall file, or cause to be filed, in a timely manner all necessary Tax Returns and other documentation with respect to all such Transfer Taxes with the relevant Governmental Entity and shall timely pay to the relevant Governmental Entity all Transfer Taxes due and payable thereon, and, if required by Law, the applicable Persons will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation; provided, however, if the Person(s) required to do so by Law fail(s) to join in the execution of any such Tax Returns and other documentation, then the Party obligated to file such Tax Returns shall be authorized to execute such Tax Returns and other documentation on behalf of such Person(s).

(c)            Tax Sharing Agreements. Any and all existing Tax sharing, Tax indemnity, Tax allocation or similar agreements or arrangements, in each case, excluding any Ordinary Commercial Agreement, to which the any of the Company Group Members is a party shall be terminated at or prior to the Closing, and such agreements or arrangements shall be of no further force or effect as to any Company Group Member on or after the Closing Date and there shall be no further liabilities or obligations imposed on any Company Group Member under any such agreements.

(d)            Tax Characterization. Parent, the Surviving Corporation, any Affiliate of the foregoing and the Company Securityholders agree for all applicable Tax purposes that:

(i)            The Representative Holdback Amount shall be treated as having been received and voluntarily set aside by the Company Securityholders as of the Closing for Tax purposes, and no additional Tax withholding or reporting shall be required in connection with the subsequent distribution of any portion of the Representative Holdback Amount to the Company Securityholders.

(ii)            The Total Consideration paid pursuant to Section 1.2(a) (including any portion of the Representative Holdback Amount, Deferred Consideration or Earnout Amount paid to the Company Securityholders in respect of Company Stock pursuant to Section 1.2(a)) will be treated as consideration paid by Parent to the Company Securityholders for their shares of Company Stock and not as compensation for services. Except for amounts described in Section 5.8(d)(iii) below, the Deferred Consideration and Earnout Amount shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code.

(iii)            Any payments made in respect of In-the-Money Options or Phantom Awards pursuant to this Agreement shall be treated as compensation paid by the Company as and when received by the holder thereof to whom such payment is due.

(iv)            No party shall take any action or filing position inconsistent with the Tax treatment agreed to in this Section 5.8(d), in each case, unless otherwise required (A) by a change in Law after the date hereof or (B) following a determination within the meaning of Section 1313(a) of the Code.

Section 5.9            Section 280G Matters. The Company shall, or shall cause its applicable Affiliate to, prior to the Closing Date, solicit and obtain a written waiver from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) of his or her right to any and all payments or other benefits that could be deemed “parachute payments” under Section 280G(b) of the Code (determined without regard to Sections 280G(b)(5)(B) and 280G(b)(5) of the Code) if such payments are not approved by the Company’s, or its applicable Affiliate’s, stockholders in a manner intended to satisfy the requirements of Section 280G(b)(5)(B) and any regulations (including proposed regulations) thereunder. As soon as reasonably practicable thereafter but in any event no later than five (5) Business Days prior to the Closing Date, the Company, or its applicable Affiliate, shall solicit stockholder approval of any and all such waived payments or benefits in a manner intended to satisfy the requirements for the exemption under Section 280G(b)(5)(A)(ii) of the Code and any regulations (including proposed regulations) issued thereunder, including the provision of adequate disclosure to all applicable stockholders of all material facts concerning all payments that, in the absence of such stockholder approval, could be classified as “parachute payments” to a “disqualified individual” under Section 280G of the Code. The Company, or its applicable Affiliate, shall provide such adequate disclosure to the applicable stockholders in a manner intended to satisfy Section 280G(b)(5)(B) of the Code and any regulations issued thereunder. Not less than three (3) Business Days prior to obtaining such waivers and soliciting approval from the Company’s, or its applicable Affiliate’s, stockholders, the Company, or its applicable Affiliate, shall provide Parent with drafts of all materials relating to such vote (including any waivers, consents or disclosure statements) along with its analysis under Section 280G of the Code for Parent’s reasonable review and comment (which review and comment shall not be unreasonably withheld or delayed by Parent), and the Company, or its applicable Affiliate, (and its advisors) shall consider (in good faith) for incorporation of such comments. In addition, prior to the Company’s delivery of such materials to Parent for Parent’s review, Parent shall provide in writing to the Company the relevant details of all payments, benefits and arrangements, if any, to be entered into with or otherwise provided to any “disqualified individual” under Section 280G of the Code by Parent or any Affiliate or Subsidiary of Parent, in each case prior to or on the Closing Date and that could reasonably be expected to be taken into account in determining whether any payments and benefits constitute “parachute payment” pursuant to Section 280G of the Code with respect to any such Person in connection with the transactions under this Agreement.

Section 5.10            Further Assurances. Each of the Parties shall, from time to time at the request of another Party, without any additional consideration, furnish such requesting Party such further information or assurances, execute and deliver such further documents, conveyances and instruments and take such further actions and do such other things as may reasonably be necessary or appropriate to carry out the provisions of this Agreement and to give effect to the Transactions. Each Party shall cooperate affirmatively with the other Parties, to the extent reasonably requested by such other Parties, to enforce all rights and obligations herein provided.

Section 5.11            Indemnification of Officers and Directors of the Company.

(a)            The provisions of the Organizational Documents of the Company Group in effect as of the date hereof concerning the elimination of liability and indemnification of directors or other Persons shall not be amended in any manner that would adversely affect the rights thereunder of any Person that is as of the date hereof or the Effective Time covered under any such elimination of liability or indemnification provisions, and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) comply with its obligations thereunder to the maximum extent permitted by applicable Law.

(b)            Prior to the Closing, the Company shall obtain and pay the premium of “tail” insurance policies for a period of six (6) years from and after the Closing Date (the “D&O Tail Insurance”), for those present and former officers and directors of the Company and those present and former officers, directors and managers of any of the Company’s Subsidiaries (the “D&O Indemnified Parties”) who are currently covered by directors’ and officers’ liability insurance policies with respect to acts or omissions occurring prior to the Effective Time, with terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof; provided, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by the Company prior to the date of this Agreement for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (such amount, the “D&O Expense Cap”), and if the cost of such “tail” policy would otherwise exceed such D&O Expense Cap, the Company shall be permitted to purchase as much coverage as reasonably practicable without any contribution from Parent to the costs of such tail policy to the extent in excess of such D&O Expense Cap (any such excess, a “D&O Expense Excess Amount”). Parent and the Surviving Corporation shall maintain such policies in full force and effect to their full term, and continue to honor obligations thereunder.

(c)            If Parent, the Surviving Corporation or any of their respective successors or assigns proposes to (i) consolidate with or merge into any other Person and Parent or the Surviving Corporation shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall, from and after the consummation of such transaction, honor the indemnification and other obligations set forth in this Section 5.11.

(d)            The provisions of this Section 5.11 are (i) intended to be for the benefit of, and, from and after the Effective Time, shall be enforceable by, each Person entitled to indemnification, or other benefit hereunder, and each such Person’s heirs, representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 5.11, and (ii) in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by Contract or otherwise. The Surviving Corporation shall not (and Parent shall cause the Surviving Corporation not to) (x) amend the provisions of this Section 5.11 in a manner that would adversely affect any such third-party beneficiary without the prior written consent of such third-party beneficiary, or (y) following the Closing, enter into, or permit any of its Affiliates to enter into, any merger, consolidation or other transaction unless the obligations imposed by this Section 5.11 are assumed by the surviving or resulting entity (including by operation of Law).

(e)            The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), from time to time following the Closing, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by any Person indemnified hereunder to implement the provisions of this Section 5.11.

Section 5.12            Publicity. The initial press release with respect to the Transactions shall be a joint press release approved by the Company and Parent. Thereafter, without limiting any other provision of this Agreement, Parent and the Company will consult with each other prior to issuing, and provide each other the opportunity to review and comment upon and concur with and agree on, any press release or public statement (including any communication by the Company or Parent to their respective employees) with respect to this Agreement and the transactions contemplated hereby, including the Merger, and will not issue any such press release or make any such public statement prior to such consultation and agreement, except (a) for any such release or announcement as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the Party required to issue or make the release or announcement shall allow (or cause its Affiliate to allow) the other Parties (in the case of the Representative, only after the Closing) reasonable time to comment on such release or announcement in advance of such issuance or the making thereof, (b) Parent may make public statements in response to questions by the press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company, (c) that nothing contained herein shall limit or restrict the right of the Company, Parent or any of their respective Affiliates in respect of any Action that may arise or be commenced between the Company, any Company Securityholder, on the one hand, and Parent or any Affiliate thereof, on the other hand, and (d) none of the limitations or requirements in this Section 5.12 shall to apply to communications by Parent following the Closing. Notwithstanding anything herein to the contrary, following Closing and after the public announcement of the Merger, the Representative shall be permitted to announce that it has been engaged to serve as the Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof. Notwithstanding anything herein to the contrary, following Closing, the Representative shall be permitted to disclose information as required by law or to advisors and representatives of the Representative and to the Company Securityholders in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

Section 5.13            Employees; Benefits Plans.

(a)            During the period commencing at the Closing and ending on the earlier of the full payment of the Earnout Amount and December 31, 2026 (or, if earlier, the date of the employee’s termination of employment), Parent shall, and shall cause the Surviving Corporation to (i) provide each Company Continuing Employee with a base salary or hourly wage rate (as applicable) and a target cash bonus opportunity (excluding any equity or equity-based, long-term incentive compensation opportunities, transaction, change in control or other one-time bonuses) which are no less favorable in the aggregate than the base salary or hourly wage rate (as applicable) and target cash bonus opportunity provided by the Company to the Company Continuing Employee immediately prior to the Closing, and (ii) provide the Company Continuing Employees as a whole with employee benefits, including retirement and welfare benefits, vacation benefits and severance benefits (excluding any equity or equity-based compensation, transaction, change in control or other one-time bonuses, defined benefit pension plans, nonqualified deferred compensation and/or post-employment or retiree health or retiree welfare benefit plans) which, in the aggregate, (A) are substantially comparable to those set forth on Section 5.13(a)(ii)(A) of the Disclosure Schedule and (B) are no less favorable than those employee benefits set forth on Section 5.13(a)(ii)(B) of the Disclosure Schedule. This Section 5.13(a) shall not be deemed to be a guarantee of employment or service to any Person or any particular term or condition of employment or service, or to impose any obligation on the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries to continue the employment or service of any Person.

(b)            With respect to any benefit plan maintained by Parent or its Subsidiaries in which any Company Continuing Employees may participate effective as of the Closing (collectively, “Parent Benefit Plans”), Parent shall, or shall cause the Company to, recognize all service of the Company Continuing Employees with the Company Group (and predecessor employers to the extent that the Company, any of its Subsidiaries, or any Company Plan provides past service credit), as the case may be, as if such service were with Parent, solely for vesting and eligibility purposes in any Parent Benefit Plan (for the avoidance of doubt, other than for accruals under any defined benefit pension or retiree or post-termination health or welfare benefit plan or for any purposes under any equity or equity-based plans); provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits, coverage or compensation, (ii) such service was not recognized for the same purpose under the analogous Company Plan, or (iii) with respect to any Parent Benefit Plans that do not provide credit for past service to similarly situated employees of Parent and its Subsidiaries.

(c)            Parent shall, or shall cause the Company, to use commercially reasonable efforts to cause each Parent Benefit Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (A) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations with respect to the Company Continuing Employees and their spouses and dependents to the extent waived, satisfied or not included under the corresponding Company Plan, and (B) to recognize for each Company Continuing Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Benefit Plan for the plan year in which such individual becomes eligible to participate in such Parent Benefit Plan any deductible, co-payment and out-of-pocket expenses paid by the Company Continuing Employee and his or her spouse and dependents during such plan year under the corresponding Company Plan; provided, that any action taken with respect to this Section 5.13(c) by the Company shall be taken in a manner that complies with the Health Insurance Portability and Accountability Act.

(d)            Prior to the Closing, if requested by Parent at least ten (10) Business Days prior to the Closing Date, the Company shall take or shall cause to be taken all actions required by applicable Law and otherwise necessary (including corporate resolutions) to terminate the Company’s participation in the Company’s 401k Plan (the “401(k) Plan”), in form and substance reasonably acceptable to Parent, with the effective date of such termination to be at least one (1) Business Day prior to the Closing Date. The Company shall cause drafts of the foregoing resolutions regarding the 401(k) Plan to be provided to Parent for its review and comment no later than five (5) Business Days prior to the Closing Date, and the Company shall cause Parent’s reasonable comments to be incorporated therein. In connection with the termination of participation in the 401(k) Plan, Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent or one of its Affiliates that will cover eligible Company Continuing Employees effective as of the Closing Date, or as soon as administratively practicable thereafter (subject to Section 5.13(a)(ii)(A) of the Disclosure Schedules).

(e)            This Section 5.13(e) shall be binding upon and inure solely to the benefit of Parent and the Company, and nothing in this Section 5.13(e), express or implied, is intended or shall be construed to (i) confer upon any Person (including for the avoidance of doubt any Company Service Providers), other than Parent and the Company and their respective permitted successors and assigns, any legal or equitable rights or remedies of any nature whatsoever, including any third-party beneficiary rights, under or by reason of any provision of this Agreement, or (ii) establish, terminate, amend or modify any Company Plan, Parent Benefit Plans, or any other benefit or compensation plan, program, policy, agreement or arrangement. Nothing contained herein shall be construed as requiring or would have the effect of requiring, Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any specific Company Plan, Parent Benefit Plan or any other benefit or compensation plan, policy, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 5.13(e) shall not limit the rights of the Surviving Corporation, Parent or any of their respective Affiliates from (1) establishing, terminating, amending or modifying any Company Plan, Parent Benefit Plan or any other compensation or benefit plan, policy, program, agreement or arrangement at any time maintained by any of them, or (2) terminating the employment or service of any Person, including a Company Continuing Employee, at any time and for any or no reason.

Section 5.14            Retention Awards. Immediately prior to but contingent upon the Closing, Parent shall establish a retention plan in accordance with the terms set forth on Section 5.14 of the Disclosure Schedules (any such awards, the “Retention Awards”).

Section 5.15            Restricted Securities.

(a)            The Parties acknowledge and agree that the Parent Common Stock payable as part of the Closing Stock Consideration pursuant to this Agreement will not be registered under the Securities Act or under any state securities Laws and is being offered and sold in reliance upon federal and state exemptions from registration for transactions not involving any public offering.

(b)            On the Closing Date, Parent and certain Company Securityholders shall enter into a registration rights agreement in the form attached as Exhibit M (the “Registration Rights Agreement”).

(c)            Each book entry representing shares of Parent Common Stock shall be notated with a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT OR LAWS.

(d)            In the event that the Parent Common Stock issuable as part of the Closing Stock Consideration pursuant to this Agreement (i) becomes registered under the Securities Act or (ii) is eligible to be transferred without restriction in accordance with Rule 144 or another exemption from registration under the Securities Act, Parent shall issue new evidence of shares in book-entry form representing such shares, which shall not contain the legend in Section 5.15(c) and shall instruct its transfer agent to make any necessary notations in the share register book of Parent to reflect the removal of such legend; provided that, in the case of clause (ii) of this paragraph, such stockholder provides to Parent or its transfer agent, a customary representation letter or, if such stockholder is not relying on Rule 144, an opinion of counsel, regarding such person’s eligibility to sell under Rule 144 or such other exemption, in each case, if reasonably requested by Parent.

Section 5.16            R&W Insurance Policies.

(a)            All costs, fees, expenses and premiums incurred in connection with the binding of the R&W Insurance Policies, as set forth in the relevant binder agreements, shall be borne equally by Parent and the Company.

(b)            The Parties understand and agree that, for the avoidance of doubt, nothing in the R&W Insurance Policies shall affect any of the terms of this Agreement. Parent shall cause each R&W Insurance Policy to expressly include a waiver by the insurer of any and all subrogation rights against the Company Securityholders (other than arising from Fraud) (the “R&W Waiver”). Parent will deliver to the Company, if prior to the Closing, or the Representative, if following the Closing, a copy of each final R&W Insurance Policy within five (5) Business Days of it being issued and becoming effective.

(c)            Prior to the Closing, the Company shall reasonably cooperate with Parent with respect to Parent’s maintenance of any coverage under the R&W Insurance Policies, including by (i) providing continuous access to the virtual data room made available to Parent in its due diligence review and (ii) providing to the insurance broker or carrier a copy of the virtual data room and such other information as is customary and reasonably requested by the underwriter.

(d)            Parent shall take all reasonable steps after Closing to ensure coverage under the R&W Insurance Policies is not cancelled, waived or alternated in a way that negatively impacts the Company or that would allow the insurer thereunder or any other Person to subrogate or otherwise seek recovery against any Company Securityholder; except, that Parent shall be entitled to settle or resolve any claims with an R&W Insurer involving an R&W Insurance Policy, including where doing so would result in Parent’s failure to receive full recovery for any of a Parent Party’s damages; provided further, that nothing will prevent Parent from seeking recovery against any Person in the case of Fraud of such Person.

Section 5.17            Debt Payoff Letters. The Company shall (x) use reasonable best efforts to provide Parent with draft Payoff Letters in respect of the Specified Debt not less than five (5) days prior to the Closing Date, and (y) at the Closing provide Parent with fully executed copies of such Payoff Letters.

Section 5.18            Termination of Affiliate Contracts. The Company shall terminate or cause to be terminated all Affiliate Contracts at or prior to the Closing, such that neither the Company nor its Affiliates shall have any obligations thereunder or in connection therewith from and after the Closing.

Section 5.19            Pre-Closing Actions. Prior to the Closing, the Parties shall undertake the actions set forth on Section 5.19 of the Disclosure Schedules in accordance with the terms and conditions set forth therein.

Section 5.20            Phantom Awards. Prior to the Closing, and notwithstanding anything herein to the contrary, the Company may issue a phantom award to the Promised Option Individuals in respect of their Promised Options (the “Phantom Award”), which Phantom Award be treated at the Closing in accordance with Section 1.3(c).

Article VI

CLOSING CONDITIONS

Section 6.1             Conditions to Obligations of Each Party. The respective obligations of the Parties to consummate the Merger and the other transactions contemplated hereby and by each Transaction Document shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may, to the extent permitted by Law, be waived in writing by Parent or the Company, as applicable:

(a)            Regulatory Authorizations. All Required Regulatory Approvals shall have been obtained and shall remain in full force and effect, all statutory waiting periods in respect thereof shall have expired, and any agreements not to consummate the Transactions with any Governmental Entity entered into in accordance with Section 5.4(c) shall have expired, been terminated or obtained, as applicable (in each case, without the imposition of a Substantial Detriment, including any Substantial Detriment that would come into effect at or as a result of the Closing); provided, that, in the event any of the Required Regulatory Approvals set forth clause (b) of the definition thereof have not been received by the date that is ten (10) Business Days prior to the Termination Date, the condition set forth in this Section 6.1(a) shall be deemed satisfied with respect to such approvals.

(b)            No Legal Restraints. There shall not be issued, enacted or adopted by any Governmental Entity of competent jurisdiction any statute, regulation, enactment, Order (whether temporary, preliminary or permanent) or Law that prohibits or renders illegal the Transactions.

Section 6.2            Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated hereby and by each Transaction Document shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company:

(a)            Representations and Warranties of Parent and Merger Sub. Each of the representations and warranties of Parent and Merger Sub contained in Article IV (disregarding all qualifications set forth therein relating to “materiality” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of the date of this Agreement and shall be true and correct as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for such representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), in each case except for such failures to be true and correct, individually and in the aggregate, as have not had a material adverse effect on the ability of Parent and Merger Sub to consummate the Transactions.

(b)            Covenants of Parent and Merger Sub. Parent and Merger Sub shall each have performed and complied in all material respects with all agreements, covenants and obligations of this Agreement required to be performed and complied with by them as of the Closing Date.

(c)            Certificate of Parent. The Company shall have received from Parent an officer’s certificate certifying to the fulfillment of the conditions specified in Section 6.2(a) and Section 6.2(b).

(d)            No Parent Material Adverse Effect. Since the date hereof, there shall not have occurred any change, effect, event, occurrence, circumstances or development that has had, or would, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect.

Section 6.3            Additional Conditions to the Obligations of Parent and Merger Sub. Parent’s and Merger Sub’s obligations to consummate the Merger and take the other actions required to be taken by them at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that any one or more of the following conditions may be waived by Parent and Merger Sub in a writing signed by Parent):

(a)            Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Article III (other than any Company Fundamental Representation) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or other similar limitations set forth therein) on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall have been true and correct, on and as of such specified date or dates), in each case except where the failure of such representations and warranties to be so true and correct had not had, and would not reasonably be expected to have, a Material Adverse Effect, (ii) the Company Fundamental Representations (other than the Specified Capitalization Representations) shall be true and correct in all material respects on and as of the Closing Date, except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall have been true and correct in all respects on and as of such specified date or dates and (iii) the Specified Capitalization Representations shall be true and correct in all but de minimis respects on and as of the Closing Date, except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties shall have been true and correct in all but de minimis respects on and as of such specified date or dates.

(b)            Covenants of the Company. The Company shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.

(c)            Certificate of the Company. Parent shall have received from the Company an officer’s certificate certifying to the fulfillment of the conditions specified in Section 6.3(a), and Section 6.3(b).

(d)            Required Company Stockholder Approval. The Company shall have delivered to Parent the Stockholder Consent reflecting the Required Company Stockholder Approval.

(e)            No Material Adverse Effect. Since the date hereof, there shall not have occurred any change, effect, event, occurrence, circumstances or development that has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

Section 6.4             Frustration of Conditions. Neither Parent nor the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if a material cause of such failure was such Party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement in any material respect.

Article VII

TERMINATION

Section 7.1             Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, as follows:

(a)            by mutual written consent of the Company and Parent;

(b)            by either the Company or Parent if any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action after the date hereof permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such Order or other action shall have become final and nonappealable;

(c)            by either Parent or the Company, if the Closing shall not have occurred on or before April 1, 2025 or such other date, if any, as Parent and the Company may agree in writing (the “Termination Date”), provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any Party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date and such action or failure constitutes a material breach of this Agreement;

(d)            by Parent at any time prior to the Closing if an executed copy of the Stockholder Consent reflecting the Required Company Stockholder Approval has not been delivered to Parent within one (1) Business Day of the execution and delivery of this Agreement; provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Parent in the event that the Company has delivered an executed copy of the Stockholder Consent reflecting the Required Company Stockholder Approval prior to the time Parent elects to terminate this Agreement under this Section 7.1(d);

(e)            by the Company if there shall have been a breach by Parent or Merger Sub of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one (1) or more of the conditions set forth in Section 6.2, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) days after providing written notice of such breach to Parent, and (ii) three (3) Business Days prior to the Termination Date, provided that the Company is not then in material breach of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one (1) or more of the conditions set forth in Section 6.2; or

(f)            by Parent if there shall have been a breach by the Company of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one (1) or more of the conditions set forth in Section 6.3, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) days after providing written notice of such breach to the Company, and (ii) three (3) Business Days prior to the Termination Date, provided that Parent and Merger Sub are not then in material breach of any of their representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one (1) or more of the conditions set forth in Section 6.3.

Section 7.2            Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 7.2, Article VIII, Article IX and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except that no such termination shall relieve any Party from liability for damages to another Party resulting from Fraud or Willful Breach.

Article VIII

DEFINITIONS

Section 8.1             Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“2026 EBITDA” has the meaning set forth in Annex B hereto.

“2026 EBITDA Target” has the meaning set forth in Annex B hereto.

“Accredited Investor” means a Company Securityholder who either (i) has completed and delivered to the Company and Parent duly executed Suitability Documentation, in form and substance reasonably satisfactory to Parent, certifying that such Company Securityholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) or (ii) as determined by Parent to be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) for purposes of this Agreement and the Transactions.

“Accounting Principles” means GAAP applied on a basis consistent with the methodologies, judgments, practices, procedures, estimation techniques, assumptions and principles used in the preparation of the balance sheet included in the Audited Financial Statements.

“Action” means any claim, charge, action, cause of action, suit, complaint, petition, demand, tender of indemnity, litigation, arbitration, mediation, proceeding, prosecution, hearing, audit, inquiry, examination or subpoena commenced, brought, conducted or heard by or before any court, arbitrator, mediator or other Governmental Entity or any other tribunal, arbitration, mediation or similar proceeding.

“Adjustment Escrow Funds” means, as of any particular time, the then-remaining and available amount held by the Escrow Agent in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Affiliate” of any particular Person means any other Person directly or indirectly controlling, controlled by or under common control with such particular Person, whether through the ownership of voting securities or contract (it being understood and agreed that the Company shall not be deemed to be an Affiliate of Parent for purposes of this Agreement); provided, that any Company Securityholder that is (a) a venture capital, private equity, growth equity or similar funding vehicle, or the direct or indirect subsidiary of any such funding vehicle; (b) the management company of any funding vehicle described in clause (a) of this proviso; or (c) an Affiliate of any entity descried in clauses (a) or (b) of this proviso (each, a “Financial Equityholder”) shall not be considered an Affiliate of any portfolio company (other than the Company) in which such Financial Equityholder or any of such Financial Equityholder’s equity financing sources or any of their respective investment fund Affiliates have made a debt or equity investment, nor shall such portfolio companies (other than the Company Group) be considered Affiliates of such Financial Equityholder or such equity financing sources or any of their respective investment fund Affiliates.

“Aggregate Option Exercise Price” means the aggregate of the exercise prices of all In-the-Money Options and all Phantom Awards.

“Aggregate Unvested Option Exercise Price” means the aggregate of the exercise prices of all Unvested Options and Unvested Phantom Awards.

“AI Inputs” means any and all data, content or materials of any nature (including text, numbers, images, photos, graphics, video, audio, or computer code) used to train, validate, test, deploy or improve any AI Technology.

“AI Technology” means any and all machine learning, deep learning, and other artificial intelligence technologies, including statistical learning algorithms, models (including large language models), neural networks, and other artificial intelligence tools or methodologies and all Software implementations of any of the foregoing.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Bridge IT Credit Facility” means that certain Secured Multi-Draw Term Loan Facility pursuant to that certain Loan and Security Agreement, dated as of November 9, 2020 among Brigit – Kala SPV, LLC, a Delaware limited liability company, the financial institutions from time to time party thereto, and CIM 18-I LLC, a Delaware limited liability company, as administrative, payment and collateral agent, as amended by that certain First Amendment to the Loan and Security Agreement, dated as of June 8, 2023, and as amended by that certain Second Amendment to Loan and Security Agreement and First Amendment to Warrant Agreement, dated as of September 11, 2024.

“Business” means, collectively, the respective businesses of the Company Group as conducted by the Company Group, as of the date hereof and as of the Closing Date.

“Business Day” means a day that is neither a Saturday or Sunday, nor any other day on which banking institutions in New York, New York are authorized or obligated by Law to close.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act of 2020.

“Cash” means, as of the Reference Time, cash and cash equivalents, including marketable securities, of the Company Group on hand or in bank accounts, including deposits in transit (to the extent not included in amounts included in Net Working Capital), minus the aggregate amount of outstanding and unpaid checks, wire transfers and drafts issued by or on behalf of the Company Group as of such time, in each case as determined in accordance with the Accounting Principles; provided, however, that “Cash” shall be increased by any U.S. federal or applicable state or local income Taxes paid by the Company Group after the date hereof with respect to its taxable year ending December 31, 2024. For the avoidance of doubt, “Cash” shall (i) not include the Restricted Cash or any amounts paid to satisfy or discharge any Transaction Expenses or Indebtedness or any cash distributions by the Company, in each case where such amounts are paid during the period beginning on the Reference Time and ending immediately prior to the Closing, (ii) include money in settlement, as calculated in accordance with the Audited Financial Statements and (iii) not be reduced by any Liabilities for Taxes, including Taxes that accrue on the Closing Date.

“Cash Consideration Percentage” means 75% (as may be adjusted pursuant to Section 1.5(g), Section 1.5(j) and Section 1.5(k)).

“Cause” means, with respect to any Key Employee, (1) act(s) of willful misconduct by such Key Employee that results in a material financial or reputational harm to either (x) Parent and its Subsidiaries (excluding the Company Group), taken as a whole, or (y) the Company Group, taken as a whole; (2) such Key Employee’s willful and repeated failure (except where due to physical or mental incapacity) or refusal to perform in any material respect the lawful and reasonable duties and responsibilities of such Key Employee’s employment; provided, that, for the avoidance of doubt, no (x) action taken in good faith to enforce the obligations of Parent or its Affiliates under this Agreement or any Transaction Document or any other Contract by and between such Key Employee and the Company or (y) withholding of any consent, approval or waiver required by such Key Employee or the Representative at the direction of a Key Employee pursuant to this Agreement and in accordance with the terms thereof, shall constitute, or serve as the basis for, Cause; (3) embezzlement or fraud committed by such Key Employee; (4) such Key Employee’s conviction of, or plea of guilty or nolo contendere to, a felony under federal or state law (but excluding in either case solely vehicular offenses); or (5) such Key Employee’s material, intentional and willful breach of any of the provisions dealing with (i) Harassment and Discrimination (to the extent the breach constitutes a violation of applicable local, state, or federal employment Laws as determined by a neutral arbitrator); (ii) Financial Integrity; (iii) bribery restrictions under Conflicts of Interest; (iv) Securities Trading and Inside information; and (v) Fair Competition (to the extent the breach constitutes a violation of an applicable Law as determined by a neutral arbitrator), each as set forth in Parent’s Code of Business Conduct and Ethics applicable to all Employees, in each case of clauses (5)(i) through (v) as determined via arbitration in accordance with Section 11(b) of such Key Employee’s employment agreement and the procedures in the Mutual Agreement to Arbitrate Claims (excluding the Cooling Off Period defined and any other preliminary arbitration procedures therein); provided, that such material, intentional and willful breach is of a severity that would, pursuant to the Company’s standard policies and practices and after consideration of the totality of the relevant facts and circumstances, constitute sufficient grounds for termination of employment (as opposed to other disciplinary actions short of termination of employment), and, where specified, violates applicable laws. Except as specified, the compensation committee of Parent’s board of directors, will be responsible for determining whether particular conduct constitutes “Cause” for the purposes of this Agreement. For this purpose, no act or failure to act by a Key Employee will be considered “willful” unless it is done, or omitted to be done, in bad faith or without a reasonable belief that Key Employee’s action or omission was in the best interests of the Company Group. Any act or failure to act based upon authority given pursuant to an express resolution of Parent’s board of directors (or compensation committee) or upon the express instructions of Parent’s board of directors (or compensation committee) or based upon the advice of counsel for Parent or any of its Subsidiaries will be conclusively presumed to be done, or omitted to be done, by the Key Employee in good faith and in the best interests of the Company Group. Prior to the compensation committee of Parent’s board of directors making any determination regarding whether the Key Employee has engaged in conduct constituting Cause pursuant to clauses (1), (2), or (5), the compensation committee of Parent’s board of directors will provide the Key Employee with (A) written notice of facts purportedly constituting the grounds for Cause within sixty (60) days of the date the alleged grounds became known to the Parent, (B) an opportunity to cure the applicable act (to the extent curable), failure, refusal or breach constituting Cause within thirty (30) days of such written notice from Parent, and (C) an opportunity to meet (along with the Key Employee’s legal counsel) and discuss with the compensation committee of Parent’s board of directors concerning the termination, and a vote by the compensation committee of Parent’s board of directors affirming such grounds for Cause after the Key Employee’s meeting with them.

“Claim” means any action, lawsuit, proceeding, investigation or other claim.

“Closing Cash” means the Cash of the Company Group as of the Reference Time.

“Closing Cash Consideration” means an amount in cash that equals (a) the Closing Consideration multiplied by (b) the Cash Consideration Percentage.

“Closing Company Share Number” means the sum of (a) the aggregate number of shares of Company Common Stock (excluding Unvested Common Shares) issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares (including fractional shares) of Company Common Stock issuable upon the conversion of shares of Company Preferred Stock issued and outstanding as of immediately prior to the Effective Time, (c) the aggregate number of shares of Company Common Stock underlying Options (excluding Out-of-the-Money Options) that are outstanding as of the Effective Time, (d) the aggregate number of shares of Company Common Stock underlying Phantom Awards and (e) the aggregate number of Unvested Common Shares.

“Closing Consideration” means the sum of (a) $325,000,000, plus (b) the Closing Cash, plus (c) the amount, if any, of the Net Working Capital Surplus, minus (d) the amount if any, of the Net Working Capital Shortfall, minus (e) the Transaction Expenses, minus (f) the Closing Indebtedness Amount.

“Closing Indebtedness Amount” means, as of immediately prior to the Effective Time, the Indebtedness of the Company Group.

“Closing Net Working Capital” means, as of the Reference Time, the Net Working Capital of the Company Group.

“Closing Per Share Consideration” means the quotient obtained by dividing (a) the sum of (i) Closing Consideration and (ii) Aggregate Option Exercise Price by (b) the Closing Company Share Number.

“Closing Stock Consideration” means the aggregate number of shares of Parent Common Stock with an aggregate value (valued at the Parent Stock Price) that equals (a) the Closing Consideration multiplied by (b) the Stock Consideration Percentage.

“Closing Transaction Expense Amount” means the Transaction Expenses of the Company Group to the extent not paid as of the Reference Time.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company AI Product” means all products and services that are currently offered, licensed, sold, distributed, hosted or otherwise made commercially available, or are under development, by or on behalf of the Company or any of its Subsidiaries, that incorporate or employ any AI Technology.

“Company Change of Control” means the consummation of any of the following events: (a) a reorganization, merger or consolidation of the Company with or into another entity, or sale or transfer of the stock of the Company, in each case, pursuant to or as a result of which a third party (other than Parent and its Affiliates) acquires more than fifty percent (50%) of the outstanding voting shares of the continuing or surviving entity immediately after such reorganization, merger or consolidation or sale or transfer of the stock of the Company; (b) a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, to sell, assign or transfer all or substantially all of the rights to develop or commercialize the Company Products to any third party not affiliated with Parent or (c) a dissolution, winding-up or liquidation of the Company, including any discontinuation of the Business.

“Company Common Stock” means the common stock of the Company, par value $0.00001 per share.

“Company Continuing Employee” means each employee employed by the Company immediately prior to the Closing and who remains so employed immediately after the Closing.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Power), 3.2 (Authorization), 3.3(a)(i) and (b)(i) (Noncontravention), Section 3.5(a), (b), (c) and (d) (Capitalization) and 3.21 (Brokers; Finders; etc.).

“Company Group” means the Company and each of its Subsidiaries.

“Company Group Member” means the Company or any of its Subsidiaries, as applicable.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company Group.

“Company IT Systems” means all IT Systems owned or purported to be owned by the Company Group, including all Company Software.

“Company Knowledge Group” means the individuals set forth on Section 8.1 of the Disclosure Schedules.

“Company Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3), including multiemployer plans, as defined in Section 3(37) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit or compensation plans, programs, policies, agreements or arrangements of any kind, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former director, officer, employee, or individual consultant of the Company Group has any right to benefits, or (ii) the Company Group sponsors, maintains, contributes to or has or would reasonably be expected to have any actual or contingent present or future liability or obligation.

“Company Preferred Stock” means the Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock.

“Company Products” means all products (including Software), solutions and services (including software-as-a-service), including any plugins, libraries and APIs, developed, deployed, made commercially available, marketed, distributed, provided, supported, sold, offered for sale, imported or exported for resale, or licensed out by or on behalf of any Company Group Member since its inception, or with respect to which any Company Group Member currently intends to do the same within twelve (12) consecutive months after the date hereof.

“Company Registered IP” means all Registered IP filed in the name of, owned by, or exclusively licensed by the Company Group.

“Company SAFE” means each outstanding Simple Agreement for Future Equity entered into by and between the Company and the counterparty named therein.

“Company Securityholder” means a Company Shareholder, a holder of In-the-Money Options or a Promised Option Individual.

“Company Service Provider” means each Employee and each of the officers, directors, consultants, advisors or other natural person providing services to the Company.

“Company Shareholder” means a holder of shares of Company Stock, including each holder of shares of Company Stock issuable upon the conversion of a Company SAFE, immediately prior to the Effective Time, in accordance with the terms of such Company SAFE.

“Company Software” means all Software owned or purported to be owned by the Company Group.

“Company Source Code” means all source code for the Company Software or any source code contained in or relating to any Software in the Technology owned or purported to be owned by the Company Group, except for any Open Source Software.

“Company Stock” means the outstanding shares of Company Common Stock and Company Preferred Stock, including any Company Stock issuable upon the conversion of a Company SAFE, immediately prior to the Effective Time, in accordance with the terms of such Company SAFE.

“Company Stock Plan” means the 2017 Equity Incentive Plan of the Company, as amended.

“Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of March 11, 2024, by and between the Company and Parent (as amended, supplemented or otherwise modified from time to time).

“Contract” means any legally binding agreement, contract, arrangement, lease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party, whether oral or written.

“COVID-19” means SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott laws, regulations, or programs administered, enacted or enforced by any Governmental Entity, including: (a) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. International Trade Commission, the U.S. Department of Commerce, and the U.S. Department of State; (b) the U.S. Tariff Act of 1930; (c) the U.S. Export Control Reform Act of 2018 and the Export Administration Regulations, including related restrictions with regard to persons or entities on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List; (d) the U.S. Arms Export Control Act, and the International Traffic in Arms Regulations, including related restrictions with regard to persons or entities on the U.S. Department of State’s Debarred List; (e) the U.S. Foreign Trade Regulations; (f) the anti-boycott laws and regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and (g) all other applicable laws, regulations, or programs.

“Debt Payoff Amount” means the aggregate principal amount of the Specified Debt, plus any fees, premiums, penalties, expenses or other amounts due and payable in connection therewith, in each case, calculated as of the Closing.

“Deferred Consideration” means the sum of the First Anniversary Deferred Consideration and the Second Anniversary Deferred Consideration.

“Disability” means, with respect to a Key Employee, the inability of such Key Employee to substantially perform the customary duties and responsibilities of such Key Employee’s employment with Parent or an Affiliate for a period of at least 120 consecutive days or 120 days in any 12-month period by reason of a physical or mental incapacity which is expected to result in death or last indefinitely.

“Disqualified Separation” means a termination of a Key Employee’s employment with Parent or any of its Affiliates (including the Surviving Corporation) following the Closing (a) by Parent or any of its Affiliates (including the Surviving Corporation) for Cause or (b) as a result of such Key Employee’s resignation without Good Reason.

“Earnout Acceleration Event” means (a) a Parent Change of Control, (b) a Company Change of Control or (c) the termination of the employment with Parent and its Affiliates (including the Surviving Corporation) of any Key Employee without Cause.

“Employee” means any individual classified as an employee of the Company, including employees on vacation and leave of absence (such as maternity, family, sick, military or disability leave).

“Employee Cause Event” means, with respect to any Company Continuing Employee, the definition set forth in such Company Continuing Employee’s employment agreement or offer letter, or if no such definition is therein provided, then (1) act(s) of willful misconduct by such Company Continuing Employee that results in a material financial or reputational harm to Parent or any of its Subsidiaries (including any member of the Company Group); (2) such Company Continuing Employee’s willful and repeated failure (except where due to physical or mental incapacity) or refusal to perform in any material respect the lawful and reasonable duties and responsibilities of such Company Continuing Employee’s employment; (3) embezzlement or fraud committed by such Company Continuing Employee; (4) such Company Continuing Employee’s conviction of, or plea of guilty or nolo contendere to, a felony under federal or state law (but excluding in either case solely vehicular offenses); or (5) such Company Continuing Employee’s material and willful breach of Parent’s Code of Business Conduct and Ethics applicable to all Employees. Solely with respect to Company Continuing Employees who are members of the senior management team (other than the Key Employees), the compensation committee of Parent’s board of directors, will be responsible for determining whether particular conduct constitutes “Cause” for the purposes of this Agreement.

“Employee Option” shall mean each Option that was granted to the holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee service provider of the Company for applicable employment Tax purposes pursuant to the applicable award agreement.

“Environmental Laws” means all federal, state, local and foreign Laws and regulations relating to pollution or protection of human health or the environment, including Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means with respect to the Company, any trade or business (whether or not incorporated) which is treated as a single employer with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Consideration” means the sum of (a) $325,000,000, plus (b) the Estimated Closing Cash, plus (c) the amount, if any, of the Estimated Net Working Capital Surplus, minus (d) the amount if any, of the Estimated Net Working Capital Shortfall, minus (e) the Estimated Transaction Expense Amount, minus (f) the Estimated Closing Indebtedness Amount.

“Estimated Net Working Capital Shortfall” means if the Estimated Closing Net Working Capital is less than the Target Net Working Capital, the positive amount, if any, by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital.

“Estimated Net Working Capital Surplus” means if the Estimated Closing Net Working Capital is greater than the Target Net Working Capital, the positive amount, if any, by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital.

“Exchange Agent” means Computershare Trust Company, N.A.

“First Anniversary Deferred Consideration” means $37,500,000.

“First Deferred Payment Date” means the date that is thirty (30) days following the first (1st) anniversary of the Closing.

“Fraud” means, with respect to any Person, actual and intentional common law fraud under Delaware Law, solely with respect to the making of one or more of the Definitive Company Representations or Definitive Parent Representations, as applicable. Under no circumstances shall “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or other fraud or torts based on negligence.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles consistently applied in the United States of America.

“Good Reason” means, with respect to a Key Employee, the occurrence of any of the following solely to the extent occurring after the Closing without the written consent of such Key Employee: (1) a material diminution by Parent or an Affiliate of such Key Employee’s authority, duties or responsibilities; (2) a relocation caused by Parent or an Affiliate that results in a change in the office location in which the Key Employee is required to perform services to a location outside New York City; (3) a material reduction by Parent or an Affiliate of such Key Employee’s rate of salary or target bonus opportunity, which in this case will mean a reduction by more than 5%; (4) a change in the Key Employee’s reporting; or (5) a material breach by Parent or an Affiliate of the Key Employee’s Employment Agreement, Executive Transition Agreement, Restricted Stock Agreement, any of Parent’s obligations under Section 5.11, Section 9.1(b) or Section 9.19 of this Agreement or Parent’s covenant to pay any amount of the Subsequent Payments, if and when due (subject to a five (5) day grace period in which Parent may pay such amount and only if no such payment is made may Parent be deemed to have materially and willfully breached such covenant), in each case which is not corrected within thirty (30) days following notice thereof by such Key Employee to Parent; provided that Good Reason shall exist only if (i) the Key Employee gives Parent written notice of the event within sixty (60) days of the Key Employee’s actual knowledge of such action and (ii) Parent has not cured such action within thirty (30) days of receipt of written notice from the Employee and (iii) the Employee terminates the Key Employee’s employment within one hundred twenty (120) days after the Employee has actual knowledge of such event.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body (public or private), department, political subdivision, tribunal or other instrumentality thereof.

“Hazardous Materials” means (i) any material, substance, chemical or waste (or combination thereof) that (A) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste or the environment or (B) can form the basis of any Liability under any Law relating to pollution, waste or the environment; and (ii) any petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“In-the-Money Option” shall mean an Option with an exercise price that is less than the sum of (x) the Closing Per Share Consideration and (y) the maximum amount of Subsequent Payment Per Share Consideration that could be payable in respect of such Option pursuant to Sections 1.10 and 1.11, in each case of clauses (x) and (y), determined as of immediately prior to the Effective Time; provided, that, with respect to any such Option with an exercise price that is greater than the Closing Per Share Consideration, the entitlement of the holder of such Option to any Subsequent Payment that becomes due pursuant to Sections 1.10 and 1.11 shall be limited, with respect to each share of Company Common Stock subject to such Option, to the amount by which the sum of the corresponding Subsequent Payment(s) Per Share Consideration and the Closing Per Share Consideration otherwise applicable to a share of Company Common Stock exceeds the per share exercise price applicable to such Option.

“Indebtedness” means with respect to any Person, without duplication, as of the date of determination (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, (d) all letters of credit, banker’s acceptance or performance bonds issued for the account of such Person, to the extent drawn upon, (e) all guarantees of such Person of any Indebtedness of any other Person, (f) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (g) all liabilities for the deferred purchase price of property or services (excluding ordinary course trade payables that are not overdue), (h) all liabilities in respect of any lease of real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases (excluding, for the avoidance of doubt, any operating leases for real property), (i) all deferred, installment or contingent purchase price obligations, including “earn-out” obligations issued or entered into in connection with any acquisition of property, (j) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired, (k) accrued but unpaid amounts in respect of any sales commission, annual bonus or other cash incentive programs or arrangements and any outstanding severance obligations as a result of terminations of employment by the Company prior to the Closing Date and (l) all breakage costs and prepayment fees or penalties associated with any of the foregoing including in connection with any redemption or repayment of Indebtedness in connection with the Transactions (other than any prepayment premium arising in connection with the repayment of the Specified Debt), in each case, as determined in accordance with the Accounting Principles. For the avoidance of doubt, Indebtedness shall not include Taxes or any deferred revenue, any amounts payable under the leases with respect to any Leased Real Property, any amount included in the calculation of Net Working Capital or Transaction Expenses.

“Intellectual Property” means any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations (“Patents”); (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same (“Trademarks”); (c) rights in Internet domain names, uniform resource locators, IP addresses, social media handles, and other names and locators associated with Internet addresses and sites (“Domain Names”); (d) published and unpublished works of authorship, whether copyrightable or not (including rights in Software as a work of authorship and any other related rights of authorship in respect of website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (e) confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including proprietary or confidential processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); and (f) all other intellectual property, industrial and proprietary rights anywhere in the world.

“IRS” means United States Internal Revenue Service.

“IT Systems” means technology devices, computers, computer systems, Software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment and all associated documentation.

“Knowledge of the Company” and “the Company’s Knowledge” mean the actual knowledge of the Company Knowledge Group after reasonable inquiry of their respective direct reports as of the applicable date.

“Law” means any foreign, federal, state, local or other statute, law, rule, regulation, ordinance, judgment, injunction, order, decree or other restriction of any Governmental Entity or stock exchange, including without limitation, all NACHA rules and similar requirements pertaining to the regulation of payments systems.

“Letter of Intent” means that certain letter agreement, dated October 27, 2024, by and between Parent and the Company.

“Liabilities” means any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, accrued or unaccrued, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Licensed Intellectual Property” means all Intellectual Property licensed or otherwise made available to the Company Group pursuant to a valid and enforceable written agreement.

“Licensed IT Systems” means all IT Systems licensed or otherwise made available to the Company Group pursuant to a valid and enforceable written agreement.

“Liens” means liens, mortgages, licenses, security interests, encumbrances, pledges, easements, adverse rights or claims, covenants or other encumbrances or charges of any kind.

“Line of Credit Product” means the unsecured line of credit product, currently contemplated by the Company to be offered to consumers.

“Lookback Date” means January 1, 2022.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Company Group, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.

“Material Adverse Effect” means any change, event, circumstance, development, occurrence, result or effect that, individually or in the aggregate, (1) has had or would reasonably be expected to have a materially adverse effect on (a) the business, operations, or financial condition of the Company, taken as a whole, or (b) the ability of the Company to perform its obligations hereunder, or (2) would reasonably be expected to prevent or materially delay the consummation of the Transactions or otherwise impair the ability of the Parties to consummate the Transactions; provided that, for purposes of clause (1)(a) above, any adverse change or effect to the extent arising from any of the following shall not be taken into account in determining whether there has been a Material Adverse Effect: (i) general business or economic conditions (including changes in the credit, debt or financial markets) affecting the United States economy generally or the economy of any other country or region in the world or the global economy generally; (ii) changes in the United States financial, banking or securities markets, or the financial, banking or securities markets in any other country or region of the world, in general; (iii) operating, business, regulatory or other conditions generally affecting the industry in which the Company operates; (iv) changes in GAAP or other accounting requirements or principles pursuant to which the Company is required to change its prior accounting policies or practices or any changes in applicable Laws; (v) the failure of the Company to meet or achieve the results set forth in any projection or forecast in and of itself (provided that this clause (v) shall not exclude any change or effect underlying such failure to meet projections or forecasts); (vi) hurricanes, earthquakes, floods or other natural disasters or pandemics; (vii) political conditions (or changes in such conditions) in the United States or any other country or region in the world or hostilities, acts of war (whether declared or undeclared), sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (viii) except for purposes of Section 3.2, the taking of any action expressly required by this Agreement or expressly requested in writing by Parent or (ix) except for the purposes of Section 3.2, the announcement, pendency or performance of this Agreement or the consummation of the Transactions; provided, further, that, in the case of clauses (i), (ii), (iii), (iv), (vi) or (vii) above, if such change or effect disproportionately affects the Company relative to other Persons or businesses that operate in the industry in which the Company operates, then the disproportionate portion of such change or effect may be taken into account in determining whether a Material Adverse Effect has occurred.

“Net Working Capital” means the current assets of the Company, as of the Reference Time (consisting solely of the line item current asset accounts specified in Exhibit K and including any advance from the Bridge IT Credit Facility), minus the current liabilities of the Company, as of the Reference Time (consisting solely of the line item current liability accounts specified in Exhibit K and including any obligations owed under the Bridge IT Credit Facility). For the avoidance of doubt, Net Working Capital shall be prepared and calculated in accordance with the GAAP, and shall exclude any (a) Cash, (b) capitalized debt issuance costs and (c) Tax assets, and Tax liabilities.

“Net Working Capital Shortfall” means if the Closing Net Working Capital is less than the Target Net Working Capital, the positive amount, if any, by which the Target Net Working Capital exceeds the Closing Net Working Capital.

“Net Working Capital Surplus” means if the Closing Net Working Capital is greater than the Target Net Working Capital, the positive amount, if any, by which the Closing Net Working Capital exceeds the Target Net Working Capital.

“Neutral Accountant” means a nationally recognized independent (as to Parent and the Company) accounting firm reasonably acceptable to Parent and the Representative.

“Non-Disqualified Separation” means the termination of a Key Employee’s employment with Parent or any of its Affiliates (including the Surviving Corporation) following the Closing (a) by Parent or any of its Affiliates (including the Surviving Corporation) without Cause, (b) due to such Key Employee’s resignation for Good Reason or (c) as a result of such Key Employee’s death or Disability.

“Non-Employee Option” means an Option other than an Employee Option.

“Open Source Software” means any Software that is licensed or otherwise provided under any license identified as an open source license by the Open Source Initiative (www.opensource.org), including any such license that (a) requires making available source code, (b) prohibits or limits the ability to charge fees or other consideration, (c) grants any license or other right to any Person to decompile or otherwise reverse-engineer such Software or (d) requires the licensing of any such Software for the purpose of making derivative works. Without limiting the foregoing, Open Source Software includes any Software that is licensed or otherwise provided under any version of the following licenses: the GNU General Public License, GNU Lesser General Public License, GNU Affero General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, or the Common Development and Distribution License.

“Option” means an outstanding and unexercised stock option to purchase shares of Company Common Stock that is issued pursuant to the Company Stock Plan.

“Order” means any writ, judgment, order, decree, injunction, award or ruling of any Governmental Entity, and with respect to the Company and its Affiliates, including the FTC Order.

“Ordinary Course of Business” means any action taken by the Company Group in the ordinary course of business of the Company Group, consistent with past practice.

“Organizational Documents” means the certificate of incorporation and bylaws of each Company Group Member, as amended through the date hereof.

“Out-of-the-Money Options” means any Option for which the applicable strike price is greater than sum of (x) the Closing Per Share Consideration and (y) the maximum amount of Subsequent Payment Per Share Consideration that could be payable in respect of such Option pursuant to Sections 1.10 and 1.11.

“Parent Change of Control” means the consummation of any of the following events: (A) a reorganization, merger or consolidation of Parent or any entity of which Parent is a direct or indirect wholly owned Subsidiary with or into another entity, or sale or transfer of the stock or equity interests, as applicable, of Parent, in each case, pursuant to or as a result of which a third party acquires more than fifty percent (50%) of the outstanding voting shares of the continuing or surviving entity immediately after such reorganization, merger or consolidation or sale or transfer of the stock or equity interests, as applicable of Parent; (B) a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement to sell, assign or transfer all or substantially all of the assets of Parent and its Subsidiaries to any third party not affiliated with Parent; or (C) any reorganization, split-off, de-merger, spin-off, sale, or other corporate restructuring pursuant to which either of Parent’s Rent-A-Center or Acima segments (as set forth in the Parent SEC Documents) are transferred to any third party not affiliated with Parent.

“Parent Common Stock” means the common stock of Parent, par value $0.01 per share.

“Parent Material Adverse Effect” means any change, event, circumstance, development, occurrence, result or effect that, individually or in the aggregate, (1) has had or would reasonably be expected to have a materially adverse effect on (a) the business, operations, or financial condition of Parent and its Subsidiaries, taken as a whole, or (b) the ability of Parent to perform its obligations hereunder, or (2) would reasonably be expected to prevent or materially delay the consummation of the Transactions or otherwise impair the ability of the Parties to consummate the Transactions; provided that, for purposes of clause (1)(a) above, any adverse change or effect to the extent arising from any of the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (i) general business or economic conditions (including changes in the credit, debt or financial markets) affecting the United States economy generally or the economy of any other country or region in the world or the global economy generally; (ii) changes in the United States financial, banking or securities markets, or the financial, banking or securities markets in any other country or region of the world, in general; (iii) operating, business, regulatory or other conditions generally affecting the industry in which Parent or its Subsidiaries operates; (iv) changes in GAAP or other accounting requirements or principles pursuant to which Parent is required to change its prior accounting policies or practices or any changes in applicable Laws; (v) the failure of Parent to meet or achieve the results set forth in any projection or forecast in and of itself (provided that this clause (v) shall not exclude any change or effect underlying such failure to meet projections or forecasts); (vi) hurricanes, earthquakes, floods or other natural disasters or pandemics; (vii) political conditions (or changes in such conditions) in the United States or any other country or region in the world or hostilities, acts of war (whether declared or undeclared), sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (viii) the taking of any action expressly required by this Agreement or expressly requested in writing by the Company or (ix) the announcement, pendency or performance of this Agreement or the consummation of the Transactions; provided, further, that, in the case of clauses (i), (ii), (iii), (iv), (vi) or (vii) above, if such change or effect disproportionately affects Parent and its Subsidiaries, taken as a whole, relative to other Persons or businesses that operate in the industry in which Parent operates, then the disproportionate portion of such change or effect may be taken into account in determining whether a Parent Material Adverse Effect has occurred.

“Parent Parties” means Parent, Merger Sub, any of their respective Affiliates (including, solely after the Closing, the Company) and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, advisors, consultants, counsel, representatives, agents, successors, or permitted assigns.

“Parent Stock Price” means the volume-weighted average closing price of shares of Parent Common Stock on The Nasdaq Global Select Market (as reported by Bloomberg L.P. (or its successor) or if not available, by another authoritative source mutually agreed by the Company and Parent) over the 10 consecutive trading days ending on (and including) the trading day immediately prior to the Closing Date.

“Payoff Letter” means one or more fully executed customary payoff letters in respect of the Debt Payoff Amounts, which payoff letters shall include language (i) stating that, upon receipt of the applicable payoff amount, such Indebtedness and all related loan documents shall be automatically terminated, (ii) providing that all Liens (if any) and all guarantees in connection therewith relating to the assets and properties of the Company or any Subsidiary thereof securing such obligations shall be released and automatically terminated upon the payment of the applicable payoff amount and (iii) providing for the return of all possessory collateral (if any) in connection with such Indebtedness (to the extent reasonably practicable, on the Closing Date).

“Permit” means any licenses, franchises, permits, certificates, approvals, surety bonds, consents and authorizations from any Governmental Entity and any notices related thereto.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of Business for amounts that are not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) easements, rights of way, minor title imperfections and restrictions, zoning ordinances (which are not violated by the current use or occupancy of such real property or the operation of the Company’s business thereon) and other similar matters of record affecting the real property, disclosed in policies of title insurance delivered or made available to Parent prior to the date hereof, which do not or would not materially impair the use or occupancy of such real property in the operations of the Company’s business thereon or otherwise detract in any material respect from the value of the applicable real property; and (iv) any non-exclusive licenses to use any Company Intellectual Property granted by the Company in the Ordinary Course of Business.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof.

“Personal Information” means any information in the Company Group’s possession, custody, or control that constitutes “personal information”, “Personal Information”, “personally identifiable information” or similar term under any applicable Privacy Laws.

“Post-Closing Excess Payment” means the portion, if any, of the Post-Closing Excess Amount that becomes payable to the Company Securityholders pursuant to this Agreement.

“Pre-Closing Period” means the period from the date hereof until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article VII.

“Privacy Requirements” means (a) applicable Laws governing the collection, confidentiality, marketing, processing, privacy, protection, security, transfer or cross-border data flow of Personal Information, and any regulations, or regulatory requirements, guidance and codes of practice, in each case, that is legally binding and applicable to the Processing of Personal Information (as amended or replaced from time to time) (“Privacy Laws”), (b) applicable obligations under legally binding Contracts of the Company Group and that apply to the Company Group’s Processing of Personal Information, (c) the written, externally published public-facing privacy policies of the Company Group and (d) any applicable rules of self-regulatory, industry or other organizations with which the Company Group is legally or contractually required to comply with depending on the nature of its Processing activities (including, as applicable, the Payment Card Industry Data Security Standard (PCI DSS)).

“Pro Rata Share” means, for each Company Securityholder, the portion of the Total Consideration paid to such Company Securityholder divided by the aggregate Total Consideration paid to all Company Securityholders.

“Process” or “Processing” means the collection, use, storage, processing, protection, sharing, disposal or disclosure of Personal Information (whether electronically or in any other form or medium).

“Public Official” means any director or Person employed by a Governmental Entity.

“R&W Insurance Policy” or “R&W Insurance Policies means, individually or collectively, as the context may require, the representations and warranties insurance policies issued to Parent by the R&W Insurers in connection with the Merger and the other Transactions, each substantially in the form previously delivered to the Company.

“R&W Insurer or “R&W Insurers” means, individually or collectively, as the context may require, Indian Harbor Insurance Company and Arch Reinsurance Ltd., each as issuer of the applicable R&W Insurance Policy.

“Reference Time” means 11:59 p.m. Eastern Time on the Closing Date; provided, that, each calculation of any amount contemplated herein to be calculated as of the Reference Time shall be determined (a) without giving effect to the consummation of the Transactions, (b) excluding any payments by Parent pursuant Section 2.2(c) or the Allocation Certificate, (c) to include as Closing Cash any cash that is used by any Company Group Member to pay or discharge Indebtedness or Transaction Expenses following the Effective Time but prior to the Reference Time and (d) without reduction to the Closing Indebtedness Amount or Transaction Expenses as a result of any payments or discharges following the Effective Time but prior to the Reference Time.

“Registered IP” means (a) all registered Patents; (b) registered Trademarks; (c) registered Copyrights; (d) registered Domain Names; and (e) any other Intellectual Property that is subject to any filing or recording with any state, provincial, federal, government or other public or quasi-public legal authority or Internet domain name registrar.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Required Company Stockholder Approval” means the approval and adoption of this Agreement, approval of the Transactions and agreement to waive any rights to seek appraisal for the Company Stock as provided under the DGCL, by (a) the Company Shareholders holding more than fifty percent (50%) of the voting power of (i) the Company’s outstanding Company Common Stock and (ii) the Company’s outstanding Company Preferred Stock (on an as converted basis), voting together as a single class, and (b) the Company Shareholders holding more than fifty percent (50%) of the voting power of the Company Preferred Stock (on an as converted basis), voting together as a single class, which approvals shall be sufficient to constitute the required approval and adoption of this Agreement and the approval of the Transactions by the Company Shareholders pursuant to the terms and conditions of the Organizational Documents, the DGCL, and any stockholders agreements between or among the Company Shareholders.

“Required Regulatory Approval” means (a) any filing under the HSR Act or other Antitrust Laws and (b) all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Entities) that are set forth as “Change of Control Filings” on Section 5.19 of the Disclosure Schedules.

“Restricted Cash” means, as of the Reference Time, all cash and cash equivalents of the Company Group that are not freely usable immediately following the Closing, as determined in accordance with the Accounting Principles, as a result of restrictions on use or distribution pursuant to any Contract that is effective as of the Effective Time; it being acknowledged and agreed that the Restricted Cash is comprised of the sum of the total invoiced amounts from the prior two monthly invoices received from Coastal Community Bank with respect to the Company’s collection account at Coastal Community Bank.

“Second Anniversary Deferred Consideration” means $37,500,000.

“Second Deferred Payment Date” means December 15, 2026.

“Second Anniversary Deferred Consideration Initial Payment” means an amount equal to the product of:

(i)             the number of days elapsed between the first (1st) anniversary of the Closing and the Second Deferred Payment Date divided by 365; multiplied by

(ii)            the Second Anniversary Deferred Consideration.

“Second Anniversary Deferred Consideration Subsequent Payment” means an amount equal to the amount by which, if any, the Second Anniversary Deferred Consideration exceeds the Second Anniversary Deferred Consideration Initial Payment.

“Securities Act” means the Securities Act of 1933.

“Series A-1 Preferred Stock” means the Series A-1 Preferred Stock of the Company, par value $0.00001 per share.

“Series A-2 Preferred Stock” means the Series A-2 Preferred Stock of the Company, par value $0.00001 per share.

“Series A-3 Preferred Stock” means the Series A-3 Preferred Stock of the Company, par value $0.00001 per share.

“Series Seed Preferred Stock” means the Series Seed Preferred Stock of the Company, par value $0.00001 per share.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof.

“Specified Capitalization Representations” means the representations of the Company contained in Section 3.5(a), (b), (c) and (e) (Capitalization).

“Specified Debt” means Indebtedness outstanding under the Bridge IT Credit Facility and all other then-outstanding Indebtedness required to be repaid on or prior to the Closing.

“Stock Consideration Percentage” means 100% minus the Cash Consideration Percentage.

“Subsequent Second Deferred Payment Date” means the date that is thirty (30) days following the second (2nd) anniversary of the Closing.

“Subsequent Payment ” means the portion, if any, of the Post-Closing Excess Payment, Adjustment Escrow Funds, the Deferred Consideration, the Earnout Amount, the Unvested Option Escrow Amount, or any Released Amount that becomes payable to the Company Securityholders pursuant to this Agreement.

“Subsequent Payment Company Share Number” means the sum of (a) the aggregate number of shares of Company Common Stock (other than Unvested Common Shares) issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares (including fractional shares) of Company Common Stock issuable upon the conversion of shares of Company Preferred Stock issued and outstanding as of immediately prior to the Effective Time, (c) the aggregate number of shares of Company Common Stock underlying Vested Options (excluding Out-of-the-Money Options) and Vested Phantom Awards that are outstanding as of the Effective Time and (d) the aggregate number of Unvested Common Shares and shares of Company Common Stock underlying Unvested Options (excluding Out-of-the-Money Options) and Unvested Phantom Awards that, in each case, converted into Replacement Awards, which Replacement Awards have either vested or remain outstanding as of the date of the applicable Subsequent Payment.

“Subsequent Payment Per Share Consideration” means with respect to any Subsequent Payment that becomes payable to the Company Securityholders pursuant to this Agreement, the amount of such Subsequent Payment divided by the Subsequent Payment Company Share Number; provided, that the amount of the Subsequent Payment Per Share Consideration shall be calculated separately and payable separately with respect to each Subsequent Payment, and each payment of the Subsequent Payment Per Share Consideration shall include only the amount payable to the Company Securityholders with respect to the relevant Subsequent Payment.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Suitability Documentation” means the accredited stockholder questionnaire and related documentation in the form of Exhibit L.

“Target Net Working Capital” means $(14,000,000).

“Tax” or “Taxes” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added transfer, franchise, profits, estimated, fringe benefit, capital stock, registration, social security, unemployment, disability, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property (tangible or intangible), environmental or windfall profit tax, custom duty or other tax or other assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount whether disputed or not imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign).

“Tax Authority” means the IRS or any other Governmental Entity exercising (or purporting to exercise) any authority with respect to any Tax.

“Tax Returns” means any return, report, declaration, claim for refund, information return or other document (including schedules, statements or any related or supporting information, including workpapers and any amendment thereto) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, imposition or collection of any Tax.

“Technology” means, collectively, all Software (including all cloud-based applications), information, designs, formulae, algorithms, procedures, methods, techniques, technical data, specifications, processes, apparatuses, improvements, and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Total Consideration” means the sum of the Closing Consideration, Deferred Consideration, Earnout Amount, and any other Subsequent Payment.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Exchange Documents and any and all certificates, agreements, documents or other instruments to be executed and delivered by any Person in connection with the Transactions, any exhibits, attachments or schedules to any of the foregoing and any other written agreement that is expressly identified as a Transaction Document, as any of the foregoing may be amended, supplemented or otherwise modified from time to time.

“Transaction Expenses” means, without duplication, (i) all fees and expenses of the Company incurred or payable as of the Effective Time and not paid prior to the Effective Time payable to investment bankers, attorneys, accountants and other consultants and advisors retained by the Company Group in connection with the Transactions or in connection with the Company’s sale process solely to the extent incurred by a Company Group Member or which such Company Group Member is actually obligated to pay and discharge pursuant to any Contract to which the Company Group is a party prior to the Effective Time, (ii) 50% of the costs related to the R&W Insurance Policies and D&O Tail Insurance; provided that if the Company pays more than 50% of the costs related to the D&O Tail Insurance (other than in connection with any payment for any D&O Expense Excess Amount), then the excess over 50% shall reduce the Transaction Expenses on a dollar for dollar basis; provided further, that any D&O Expense Excess Amount shall increase the Transaction Expenses on a dollar for dollar basis, (iii) all change in control, transaction, retention or similar bonuses to be paid to any current or former employee, officer, director, consultant, stockholder or other service provider of the Company Group pursuant to Contracts to which the Company is a party prior to the Effective Time which is contingent upon, or is triggered or accelerated by reason of or in connection with, the execution of this Agreement or the consummation of the Transactions under any “single-trigger” payments, (iv) the Company SAFE Repayment Amount, (v) 33% of any prepayment premium payable in connection with the repayment of the Specified Debt; provided that if the Company pays more than 33% of such premium, then the excess over 33% shall reduce the Transaction Expense on a dollar for dollar basis and (vi) all fees and expenses of the Escrow Agent and Exchange Agent. “Transaction Expenses” shall not include any Taxes, the Replacement Awards, the Retention Awards or any amounts required to be paid to, or for the benefit of, any current or former employee, equityholder, officer, manager, director of the Company or any other Person in connection with or as a result of the consummation of the Transactions under any “double-trigger” payments, and any severance, sale, retention, change of control or similar bonuses, arrangements, payments or benefits that become payable as a result of actions taken by Parent or any of its Affiliates following the Effective Time, including as a result of any terminations of employment upon or following the Closing Date.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Treasury Regulations” means the regulations issued under the Code.

“Unaccredited Investor” means a Company Securityholder who is not an Accredited Investor.

“Unvested Option Escrow Amount” means an amount in cash equal to the aggregate number of shares of Company Common Stock underlying (i) the Unvested Employee Options and (ii) the Unvested Phantom Awards, multiplied by the Closing Per Share Consideration less the Aggregate Unvested Option Exercise Price.

“Unvested Option Escrow Fund” means, as of any particular time, the then-remaining and available amount held by the Escrow Agent in the Unvested Option Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“U.S.” or “United States” shall mean the United States of America.

“Voting Agreement” means that certain Amended and Restated Voting Agreement, dated as of September 20, 2024, by and among the Company and the Company Shareholders party thereto.

“Willful Breach” shall mean a material breach of a representation, warranty or covenant set forth in this Agreement that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such action or failure to take such action would be a material breach of this Agreement.

Additional Terms List

Section

2026 EBITDA	8.1
2026 EBITDA Target	8.1
401(k) Plan	5.13(d)
Acceptable Resolution	1.11(a)(iv)
Acceptable Resolution Outside Date	1.11(a)(iv)
Accounting Principles	8.1
Accredited Investor	8.1
Action	8.1
Adjusted Amount	1.11(a)(iii)
Adjustment Escrow Account	2.2(c)(iv)
Adjustment Escrow Amount	2.2(c)(iv)
Adjustment Escrow Funds	8.1, 8.1
Adjustment Resolution Period	1.8(b)(iv)
Adjustment Review Period	1.8(b)(iii)
Affiliate	8.1
Affiliate Contracts	3.18

Aggregate Option Exercise Price	8.1
Aggregate Unvested Option Exercise Price	8.1
Agreement	Preamble
AI Inputs	8.1
AI Technology	8.1
Allocation Certificate	1.8(a)
Alternative Transaction	5.2(a)
Anti-Corruption Laws	3.20
Antitrust Laws	8.1
Audited Financial Statements	3.7(a)
Bankruptcy and Equity Exception	3.2(a)
Bridge IT Credit Facility	8.1
Business	8.1
Business Day	8.1
Business Licenses	3.16
CARES Act	8.1
Cash	8.1
Cash Consideration Percentage	8.1
Cause	8.1, 8.1
Certificate of Merger	1.1(b)
Claim	8.1
Closing	2.1
Closing Amounts	1.8(b)
Closing Cash	8.1
Closing Cash Consideration	8.1
Closing Company Share Number	8.1, 8.1
Closing Consideration	8.1
Closing Date	2.1
Closing Indebtedness Amount	8.1
Closing Net Working Capital	8.1
Closing Per Share Consideration	8.1
Closing Stock Consideration	8.1
Closing Transaction Expense Amount	8.1
COBRA	8.1
Code	8.1
Company	Preamble
Company AI Product	8.1
Company Board	Recitals
Company Board Recommendation	5.6(b)
Company Change of Control	8.1
Company Common Stock	8.1
Company Continuing Employee	8.1
Company Financial Statements	3.7(a)
Company Fundamental Representations	8.1
Company Group	8.1
Company Group Member	8.1

Company Intellectual Property	8.1
Company IT Systems	8.1
Company Knowledge Group	8.1
Company Plan	8.1
Company Preferred Stock	8.1
Company Products	8.1
Company Registered IP	8.1
Company SAFE	8.1
Company SAFE Repayment Amount	1.4
Company SAFE Surrender Agreement	1.3(b)
Company Securityholder	8.1
Company Service Provider	8.1
Company Shareholder	8.1
Company Software	8.1
Company Source Code	8.1
Company Stock	8.1
Company Stock Plan	8.1
Confidentiality Agreement	8.1
Consumer Contract	3.11(c)
Consumer Contract Template	3.11(c)
Contract	8.1
Cooley	9.21
Copyrights	8.1
Covered Communications	9.22
COVID-19	8.1
Customs & Trade Laws	8.1
D&O Indemnified Parties	5.11(b)
D&O Tail Insurance	5.11(b)
Debt Payoff Amount	8.1
Deferred Consideration	8.1
Definitive Company Representations	3.24
Definitive Parent Representations	3.25
Determination Date	1.8(b)(vi)
DGCL	Recitals
Disability	8.1
Disclosure Exceptions	5.3(a)
Disclosure Schedules	9.9
Disqualified Separation	8.1
Disqualifying Order	1.11(a)(iv)
Dissenting Share	1.12
Domain Names	8.1
Earnout Acceleration Event	8.1
Earnout Amount	1.11(a)(iii)
Earnout Period	1.11(c)(ii)
Earnout Statement	1.11(b)(i), 1.11(b)(i)
Earnout Statement Dispute	1.11(b)(iii)

Earnout Statement Objection	1.11(b)(ii)
Effective Time	1.1(b)
Employee	8.1
Employee Option	8.1
Employment Agreement	Recitals
Environmental Laws	8.1
ERISA	8.1
ERISA Affiliate	8.1
Escrow Account	2.2(c)(iv)
Escrow Agent	2.2(c)(iv)
Escrow Agreement	2.2(c)(iv)
Escrow Amount	2.2(c)(iv)
Estimated Closing Cash	1.8(a)(iv)
Estimated Closing Indebtedness Amount	1.8(a)(iv)
Estimated Closing Net Working Capital	1.8(a)(iv)
Estimated Closing Statement	1.8(a)(iv)
Estimated Merger Consideration	8.1
Estimated Net Working Capital Shortfall	8.1
Estimated Net Working Capital Surplus	8.1
Estimated Transaction Expense Amount	1.8(a)(iv)
Exchange Agent	8.1
Exchange Agent Agreement	1.5(a)
Exchange Documents	1.5(a)
Exchange Fund	2.2(c)
Excluded Shares	1.2(b)
Final Closing Statement	1.8(b)(vi)
Financial Equityholder	8.1
First Anniversary Deferred Consideration	8.1
First Deferred Payment Date	8.1
Fraud	8.1
FTC	8.1
FTC Compliance Notification	1.11(a)(iv)
FTC Order	1.11(a)(iv)
GAAP	8.1
Good Reason	8.1
Governmental Entity	8.1
Hazardous Materials	8.1
HSR Act	8.1
Indebtedness	8.1
Information Statement	5.7
Insurance Policies	3.15
Intellectual Property	8.1
In-the-Money Option	8.1
IRS	8.1
IT Assets	8.1
Key Employees	Recitals

Key Vendors	3.22(a)
Knowledge of the Company	8.1
Latest Balance Sheet	3.7(a)
Law	8.1
Leased Real Property	3.9(a)
Letter of Intent	8.1
Letter of Transmittal	1.5(a)
Liabilities	8.1
Licensed Intellectual Property	8.1
Licensed IT Systems	8.1
Liens	8.1
Lockup Agreements	Recitals
Lookback Date	8.1
Malware	8.1
Material Adverse Effect	8.1
Material Contracts	3.11(a)
Maximum Earnout Amount	1.11(a)(i)
Merger	Recitals
Merger Sub	Preamble
Net Working Capital	8.1
Net Working Capital Shortfall	8.1
Net Working Capital Surplus	8.1
Neutral Accountant	8.1
Non-Disqualified Separation	8.1
Non-Employee Option	8.1
Notice of Adjustment Disagreement	1.8(b)(iii)
Open Source Software	8.1
Option	8.1
Option Surrender Agreement	1.3(b)
Order	8.1
Ordinary Commercial Agreement	3.10(d)
Ordinary Course of Business	8.1
Organizational Documents	8.1
Out-of-the-Money Options	8.1
Parent	Preamble
Parent Benefit Plans	5.13(b)
Parent Change of Control	8.1
Parent Common Stock	8.1
Parent Material Adverse Effect	8.1
Parent Parties	8.1
Parent Stock Price	8.1
Parties	Preamble
Party	Preamble
Patents	8.1
Payoff Letter	8.1
Permit	8.1

Permitted Liens	8.1
Person	8.1
Personal Information	8.1
Phantom Award	5.20
Post-Closing Deficit Amount	1.8(b)(viii)
Post-Closing Excess Amount	1.8(b)(vii)
Post-Closing Excess Payment	8.1
Post-Closing Statement	1.8(b)(i)
Pre-Closing Period	8.1
Privacy and Security Policies	3.12(q)
Privacy Laws	8.1
Privacy Requirements	8.1
Pro Rata Share	8.1
Process	8.1
Processing	8.1
Promised Option Individual	3.5(j)
Promised Options	3.5(j)
Public Official	8.1
R&W Insurance Policies	8.1
R&W Insurance Policy	8.1
R&W Insurer	8.1
R&W Insurers	8.1
R&W Waiver	5.16(b)
Reference Time	8.1
Registered IP	8.1
Registration Rights Agreement	5.15(b)
Release	8.1
Released Amount	1.9
Replacement Award	1.3(c)
Replacement Award Holder	1.3(c)
Representative	Preamble
Representative Expenses	9.3(e)
Representative Holdback Amount	1.9
Represented Group	9.21
Required Company Stockholder Approval	8.1
Required Information	1.5(a)
Required Regulatory Approval	8.1
Requisite Regulatory Approvals	5.4(a)
Resolved Matters	1.8(b)(iv)
Restricted Cash	8.1
Retention Awards	5.14
Sample EBITDA Calculation	1.11(b)(i)
Sanctions	3.20(d)
Schedule	9.9
Second Anniversary Deferred Consideration	8.1
Second Anniversary Deferred Consideration Initial Payment	8.1

Second Anniversary Deferred Consideration Subsequent Payment	8.1
Second Deferred Payment Date	8.1
Securities Act	8.1
Series A-1 Preferred Stock	8.1
Series A-2 Preferred Stock	8.1
Series A-3 Preferred Stock	8.1
Series Seed Preferred Stock	8.1
Software	8.1
Specified Capitalization Representations	8.1
Specified Debt	8.1
Stock Consideration Percentage	8.1
Subsequent Payment	8.1
Subsequent Payment Per Share Consideration	8.1
Subsequent Second Deferred Payment Date	8.1
Subsidiary	8.1
Substantial Detriment	5.4(a)
Suitability Documentation	8.1
Surviving Corporation	1.1(a)
Synergy Support Plan	1.11(c)(ii)
Target Earnout Amount	1.11(a)(ii)
Target Net Working Capital	8.1
Tax	8.1
Tax Authority	8.1
Tax Returns	8.1
Taxes	8.1
Technology	8.1
Termination Date	7.1(c)
the Company’s Knowledge	8.1
Total Consideration	8.1
Trade Secrets	8.1
Transaction Claim	9.21
Transaction Documents	8.1
Transaction Expenses	8.1
Transactions	8.1
Transfer Taxes	5.8(c)
Treasury Regulations	8.1
U.S.	8.1
Unaccredited Investor	8.1
United States	8.1
Unresolved Matters	1.8(b)(v)
Unvested Awards	1.3(c)
Unvested Common Share	1.3(c)
Unvested Employee Option	1.3(c)
Unvested Option	1.3(c)
Unvested Option Amount	8.1
Unvested Option Escrow Account	2.2(c)(iv)
Unvested Phantom Award	1.3(c)
Vested Option	1.3(b)
Vested Phantom Award	1.3(b)
Voting Agreement	8.1
Willful Breach	8.1

Article IX

MISCELLANEOUS

Section 9.1             Survival.

(a)            The representations, warranties, agreements and covenants contained in this Agreement shall not survive the Effective Time (other than Article I, Section 5.8, Section 5.11, Section 5.13, Section 5.14, Section 5.15, Section 5.16 and this Article IX, which shall survive in accordance with their terms) and thereafter no party shall have any recourse with respect thereto other than for Fraud. Nothing in this Section 9.1 or elsewhere in this Agreement shall limit the rights of Parent to pursue recoveries under the R&W Insurance Policies in accordance with the provisions of Section 5.16 of this Agreement provided, that the provisions of this Section 9.1 shall survive notwithstanding (i) any revocation, cancellation, or modification of any such insurance policy after the issuance thereof and (ii) the denial of any claim, for any reason, under any such insurance policy.

(b)            Parent and Merger Sub acknowledge and agree that the former direct and indirect owners of the Company shall not have any obligation or liability of any kind for any inaccuracy or breach of any of the Company’s representations, warranties, covenants or agreements in this Agreement, other than (i) Parent’s ability to recover from the Adjustment Escrow Fund in accordance with Section 1.8(b)(vii) with respect to a Post-Closing Deficit Amount, (ii) for Fraud (it being specifically understood and agreed that no claims or causes of action for fraud may be brought by Parent on any basis, whether in contract or in tort or otherwise and whether at law or in equity, other than for Fraud), and (iii) solely in the event this Agreement is terminated pursuant to Section 7.1, any remedies available under Section 7.2. Notwithstanding anything herein to the contrary, Parent and its Affiliates (including the Surviving Corporation) hereby expressly waive any subrogation rights against any of the Company Securityholders, except in the case of Fraud.

Section 9.2             Remedies; Limitations.

(a)            Notwithstanding anything to the contrary contained herein, with the exception of (i) Fraud, (ii) Parent’s ability to recover from the Adjustment Escrow Fund with respect to a Post-Closing Deficit Amount pursuant to Section 1.8(b)(viii), and (iii) solely in the event this Agreement is terminated pursuant to Section 7.1, any remedies available under Section 7.2, recovery from any R&W Insurance Policy shall be the sole and exclusive remedy under this Agreement for all losses relating to or arising from the breach of any representation or warranty set forth in this Agreement, irrespective of the coverage limits under any R&W Insurance Policy or whether Parent maintains any R&W Insurance Policy following the Closing or any R&W Insurance Policy is revoked, cancelled or modified in any manner after issuance, or of the denial of any claim made by Parent or any other eligible claimant under any R&W Insurance Policy. Each Party waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any losses relating to or arising from the breach of any representation or warranty set forth in this Agreement, other than in respect of Fraud.

(b)            Recovery from the Adjustment Escrow Fund shall be limited exclusively to amounts recoverable by Parent pursuant to Section 1.8(b)(viii) with respect to a Post-Closing Deficit Amount, unless any R&W Insurance Policy permits recovery in respect thereof.

(c)            Following the Closing, other than (A) Parent’s ability to recover from the Adjustment Escrow Fund with respect to a Post-Closing Deficit Amount pursuant to Section 1.8(b)(viii), (B) any rights or remedies pursuant to the Exchange Documents delivered in connection herewith, (C) recovery from any R&W Insurance Policy, and (D) recovery for Fraud, (i) specific performance under Section 9.20 and this Section 9.2 shall constitute the sole and exclusive remedy for recovery of losses by each of the Parent Parties (including the Surviving Corporation after the Closing) for all breaches of this Agreement, and (ii) the Parent Parties irrevocably waive any and all rights they may have to make claims against any Company Securityholder (or any Affiliate thereof) under statutory and common law as a result of any losses and any and all other damages incurred by the Parent Parties with respect to breaches of this Agreement or the Transactions.

Section 9.3             Representative.

(a)            Appointment. In addition to the other rights and authority granted to the Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of Company Stock of this Agreement, by executing a Letter of Transmittal, or by receiving the benefits hereof, including any consideration payable hereunder, and without any further action of any of the Company Securityholders, all of the Company Securityholders collectively and irrevocably constitute and appoint the Representative as of the Closing as their exclusive agent, true and lawful attorney-in-fact and representative to act from and after the Closing and to do any and all things and execute any and all documents that may be necessary, convenient or appropriate to facilitate the consummation of the Transactions as determined by the Representative, including: (i) execution of the documents pursuant to this Agreement; (ii) authorization of payment of amounts due to Parent pursuant to Section 1.8(b)(viii); (iii) receipt and forwarding of notices and communications pursuant to this Agreement; (iv) administration of the provisions of this Agreement; (v) giving or agreeing to, on behalf of all or any of the Company Securityholders, any and all consents, waivers, amendments or modifications deemed by the Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) amending this Agreement or any of the instruments to be delivered to Parent pursuant to this Agreement; (vii) (A) disputing or refraining from disputing, on behalf of each Company Securityholder relative to any amounts to be received by such Company Securityholder under this Agreement or any agreements contemplated hereby, any claim made by Parent under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Company Securityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing, on behalf of each such Company Securityholder, any settlement agreement, release or other document with respect to such dispute or remedy; (viii) engaging attorneys, accountants, agents or consultants on behalf of the Company Securityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto from the Representative Holdback Amount; and (ix) retaining the Representative Holdback Amount and paying amounts therefrom in accordance with this Agreement. Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Company Securityholders, except as expressly provided herein and in the Escrow Agreement and Exchange Agent Agreement, and for purposes of clarity, there are no obligations of the Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedules.

(b)            Authorization. Notwithstanding Section 9.3(a), in the event that the Representative is of the opinion that it requires further authorization or advice from the Company Securityholders on any matters concerning this Agreement, the Representative shall be entitled to seek such further authorization from the Company Securityholders prior to acting on their behalf. In such event, subject to the provisions of the Organizational Documents, each Company Securityholder shall vote in accordance with its Pro Rata Share and, subject to the provisions of the Organizational Documents, the authorization of such Persons representing a Pro Rata Share in excess of fifty percent (50%) shall be binding on all of the Company Securityholders and shall constitute the authorization of the Company Securityholders. All actions taken by the Representative under this Agreement, the Escrow Agreement and the Exchange Agent Agreement shall be binding upon each Company Securityholder and such Company Securityholder’s successors as if expressly confirmed and ratified in writing by such Company Securityholder, and all defenses which may be available to any Company Securityholder to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement, the Escrow Agreement or the Exchange Agent Agreement are waived. The appointment of the Representative and the powers, immunities and rights to indemnification granted to the Representative hereunder: (i) are coupled with an interest and shall be irrevocable by any Company Securityholder in any manner or for any reason, (ii) shall survive the delivery of an assignment by any Company Securityholder of the whole or any fraction of his, her or its interest in the Adjustment Escrow Amount, and (iii) shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Shareholder Representative Services LLC hereby accepts its appointment as the initial Representative as of the Closing.

(c)            Actions by the Representative; Resignation; Vacancies. The Representative may resign from its position as Representative at any time by written notice delivered to Parent. If there is a vacancy at any time in the position of the Representative for any reason, such vacancy shall be filled by a majority vote in accordance with the method set forth in Section 9.3(b) above with ten (10) Business Days. The immunities and rights to indemnification shall survive the resignation or removal of the Representative and the Closing and/or any termination of this Agreement, the Escrow Agreement and the Exchange Agent Agreement.

(d)            No Liability. All acts of the Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Company Securityholders and not of the Representative individually. The Representative will incur no liability to the Company Securityholders in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its fraud, gross negligence or willful misconduct. The Representative shall not be liable for any action or omission taken or not taken, as applicable, in good faith pursuant to the advice of legal counsel. The Representative shall be entitled to: (i) rely upon the Allocation Certificate, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or other party.

(e)            Indemnification; Expenses. The Company Securityholders shall, severally in accordance with their Pro Rata Share, indemnify the Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (collectively, the “Representative Expenses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Expense is suffered or incurred; provided, that in the event that any such Representative Expense is finally adjudicated to have been caused by the fraud, gross negligence or willful misconduct of the Representative, the Representative will reimburse the Company Securityholders the amount of such indemnified Representative Expense to the extent attributable to such fraud, gross negligence or willful misconduct. Representative Expenses may be recovered by the Representative from (i) the funds in the Representative Holdback Amount and (ii) any other funds that become payable to the Company Securityholders under this Agreement at such time as such amounts would otherwise be distributable to the Company Securityholders; provided, that while the Representative may be paid from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Representative Expenses as they are suffered or incurred. In no event will the Representative be required to advance its own funds on behalf of the Company Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Representative or the termination of this Agreement.

(f)            Representations and Warranties of the Representative. The Representative represents and warrants to Parent and the Merger Sub as follows:

(i)             It is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

(ii)             It has limited liability company power and authority to execute and deliver this Agreement and is authorized to perform all duties and obligations to be performed by it hereunder.

(iii)            Upon execution, this Agreement will constitute a valid agreement binding against the Representative, subject to the laws of agency, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

(iv)           The execution of this Agreement will not violate the Representative’s organizational documents or contracts.

Section 9.4            Expenses. Except as otherwise expressly provided herein, each of the Company, the Company Securityholders, Parent, Merger Sub and the Representative (on behalf of the Company Securityholders) shall pay all of their own fees and expenses incurred in connection with this Agreement and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants.

Section 9.5            Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when sent to the recipient by electronic transmission (provided that no failure message is generated) to the e-mail address specified below, (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to Parent, Merger Sub and/or Surviving Corporation:

Upbound Group, Inc.
5501 Headquarters Dr.
Plano, TX 75024
Attention: General Counsel
Email: bryan.pechersky@upbound.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, CA 90067
Attention: Alison S. Ressler
E-mail: resslera@sullcrom.com

Notices to the Company (prior to Closing):

Bridge IT, Inc.
36 West 20th Street, Floor 11
New York, NY 10011
Attention: Zuben Mathews; Hamel Kothari
E-mail: zuben@hellobrigit.com; hamel@hellobrigit.com

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention: Stephane Levy; David Silverman
E-mail: slevy@cooley.com; dsilverman@cooley.com

Notices to the Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Telephone: (303) 648-4085

with a copy to (which shall not constitute notice):

Cooley LLP
55 Hudson Yards
New York, NY 10001
Attention: Stephane Levy; David Silverman
E-mail: slevy@cooley.com; dsilverman@cooley.com

Section 9.6            Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Parties without the prior written consent of the non-assigning Parties; provided, that the Representative’s consent shall only be required following the Closing. Notwithstanding any other provision of this Agreement, Parent and/or Merger Sub may (without obtaining any consent, written or otherwise, from any Party) assign any of its rights, interest or obligations under this Agreement, in whole or in part, to any direct or indirect Affiliate of Parent or Merger Sub or to any successor to all or any portion of Parent’s or Merger Sub’s business or to any Person that provides debt financing to Parent or any of its Affiliates. No assignment of this Agreement shall relieve the assigning Party of its obligations hereunder.

Section 9.7            Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed, so long as, in each case, the economic and legal substance of the Transactions are not affected in a manner materially adverse to any Party.

Section 9.8            References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section”, “Exhibit”, “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof”, “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Section 9.9             Disclosure Schedules. All references to this Agreement herein or in any of the Disclosure Schedules attached hereto (each, a “Schedule” and, collectively, the “Disclosure Schedules”) shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, any item disclosed in any part, subpart, section or subsection of the Disclosure Schedules referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement only if the relevance of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure and without any independent knowledge on the part of the reader regarding such disclosure, notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not (a) be deemed or interpreted to expand the scope of the Company’s, Parent’s or Merger Sub’s respective representations and warranties, obligations, covenants, conditions or agreements contained herein, or (b) constitute, or be deemed to constitute, an admission to any third-party concerning such item or matter. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

Section 9.10            Construction.

(a)            The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

(b)            Other Interpretive Provisions.

(i)             Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.

(ii)            Whenever the word “or” is used in this Agreement, it shall not be deemed exclusive.

(iii)            Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms.

(iv)            The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(v)            Any reference to any particular Code section or Law shall be interpreted to include any amendment thereof and any revision of or successor to that section regardless of how it is numbered or classified.

(c)            For purposes of this Agreement, a document shall be deemed to have been “delivered”, “furnished” or “made available” (or any phrase of similar import) to Parent and Merger Sub by the Company only if such document shall have been posted to the online data room hosted on behalf of the Company and located in the home folder of the Upbound Data Room at Dropbox DocSend at least one (1) Business Day prior to the date of this Agreement.

Section 9.11           Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed by Parent, the Company (or the Surviving Corporation following the Closing) and the Representative (provided that any waiver shall only require the Representative’s consent after the Closing); provided that after the receipt of the Required Company Stockholder Approval, no amendment to this Agreement shall be made that by Law requires further approval by the stockholders of the Company without such further approval by such stockholders. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

Section 9.12            Entire Agreement. This Agreement, the Confidentiality Agreement solely between the Company and Parent, and the documents referred to herein, contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, that may have related to the subject matter hereof in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.

Section 9.13            Third Party Beneficiaries. Following the Closing, Section 5.11 shall be enforceable by the D&O Indemnified Parties. Section 9.19 shall be enforceable by the Persons against whom recourse may not be sought, as provided therein. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

Section 9.14            Waiver of Trial by Jury. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.15            Delivery by Email. This Agreement and any amendments hereto, to the extent executed and delivered by means of e-mail of a PDF file containing a copy of an executed agreement (or signature page thereto), shall be treated in all respects and for all purposes as an original agreement or instrument and shall have the same binding legal effect as if it were the original signed version thereof.

Section 9.16            Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.

Section 9.17            Governing Law. All issues, disputes and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.18            Jurisdiction. Any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought before and determined exclusively by the Delaware Court of Chancery; provided that if the Delaware Court of Chancery does not have jurisdiction, any such suit, Action or proceeding shall be brought exclusively in the United States District Court for the District of Delaware or any other court of the State of Delaware, and each of the Parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding that is brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 9.5 shall be deemed effective service of process on such Party.

Section 9.19            No Recourse. Except in the event of Fraud, (a) this Agreement may only be enforced against, and any Claim or cause of action based upon, arising out of or related to this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement) may only be brought against, the Persons that are expressly named as Parties to this Agreement (or any documents or instruments delivered in connection with this Agreement) and (b) except to the extent named as a party to this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement), and then only to the extent of the specific obligations of such Parties as set forth in this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement), no Person will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the Parties to this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement) or for any Claim based upon, arising out of or related to this Agreement (or any certificates, documents or instruments delivered in connection with this Agreement). Notwithstanding anything to the contrary herein, this Section 9.19 shall not apply to Section 9.3, which shall be enforceable by the Representative in its entirety against the Company Securityholders.

Section 9.20            Specific Performance. Each of the Parties acknowledges that the rights of each Party to consummate the Transactions are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party would have no adequate remedy at Law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of showing any actual damages or that monetary damages would not afford an adequate remedy, and without the necessity of posting any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.21            Conflict of Interest. Subject to the scope of the consent and waiver by Parent as described in the immediately following sentence, Parent agrees that, after the Closing, Cooley LLP (“Cooley”) shall be permitted to represent the Company Securityholders, the Representative, any of its agents and Affiliates, or any one or more of them (collectively, the “Represented Group”), in connection with any matter, including anything related to the Transactions, any other agreements referenced herein or any disagreement, dispute or claim made pursuant to or under any Transaction Document or in connection with the Transactions (including any litigation, arbitration or other adversary proceeding) against Parent, the Surviving Corporation or any of their agents or Affiliates (any such claim, a “Transaction Claim”). Cooley may serve as counsel to any one or more members of the Represented Group in connection with any Transaction Claim, and Parent hereby consents thereto and waives any conflict of interest arising therefrom on account of the fact that Cooley may have represented any member of the Represented Group in a matter substantially related to such matter or dispute (it being understood that such consent and waiver shall not cover any other conflict that may exist or arise which is unrelated to any prior representation by Cooley of any member of the Represented Group) and each of such Parties shall cause any controlled Affiliate thereof to consent to waive any conflict of interest arising from such representation. Upon and after the Closing, the Surviving Corporation shall cease to have any attorney-client relationship with Cooley, unless and to the extent Cooley is specifically engaged in writing by the Surviving Corporation to represent the Surviving Corporation after the Closing. Any such representation of the Surviving Corporation by Cooley after the Closing shall not affect the foregoing provisions hereof.

Section 9.22            Attorney-Client Privilege. Parent and the Surviving Corporation agree that any attorney-client privilege, attorney work-product protection, and the expectation of client confidence applicable to communications prior to the Closing between Cooley and the Company and its Affiliates or agents in connection with the transactions contemplated by this Agreement (the “Covered Communications”), shall belong to and be controlled by the Representative, and not by the Surviving Corporation, following the Closing, and may be waived only by the Representative, and not the Surviving Corporation, and shall not pass to or be claimed or used by Parent or the Surviving Corporation. Absent the consent of the Representative, neither Parent nor the Surviving Corporation shall have a right to access the Covered Communications following the Closing and, in the event Parent or the Surviving Corporation access Covered Communications in violation of this sentence, such access will not waive or otherwise affect the rights of the Representative with respect to the related privilege or protection. Notwithstanding the foregoing, if a dispute arises between Parent or the Surviving Corporation, on the one hand, and a third party other than (and unaffiliated with) the Representative, on the other hand, after the Closing, then the Surviving Corporation may assert such attorney-client privilege to prevent disclosure of such Covered Communications to such third party; and provided, further, that Parent and the Surviving Corporation may not waive such privilege without the prior written consent of the Representative (such consent not to be unreasonably conditioned, delayed or withheld). Notwithstanding anything to the contrary herein, in the event that the position of Representative becomes vacant and prior thereto the Representative and Company Securityholders have not reached an effective agreement as to the allocation of rights pertaining to the attorney-client privilege, attorney work-product protection, and the expectation of client confidence applicable to the Covered Communications, all such rights shall revert to the Company Securityholders.

* * * *

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Company:	BRIDGE IT, INC.

	By:	/s/ Zuben Mathews
		Name:	Zuben Mathews
		Title:	Chief Executive Officer

Parent:	UPBOUND GROUP, INC.

	By:	/s/ Fahmi Karam
		Name:	Fahmi Karam
		Title:	EVP and Chief Financial Officer

Merger Sub:	FORTUNA MERGER SUB, INC.

	By:	/s/ Fahmi Karam
		Name:	Fahmi Karam
		Title:	President and Chief Executive Officer

Representative:	SHAREHOLDER REPRESENTATIVE SERVICES LLC as the Representative

	By:	/s/ Corey Quinlan
		Name:	Corey Quinlan
		Title:	Director

[Signature Page to Merger Agreement]